acom
ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

07024404

April 9, 2007

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 13 2007
WASH. D.C. 161 SECTION

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 15, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from October 1, 2006 to December 31, 2006, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

By S. Miyakawa
Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

Dlw 6/13

Attachment

List of material information made public in Japan from October 1, 2006 to December 31, 2006

	Date	Descriptions	Information* provided to
Exhibit 1	October 5, 2006	Notice of Cancellation of "Group Life Insurance for Consumer Credit" (English translation)	Public, TSE
Exhibit 2	October 30, 2006	Revision of Business Forecast for the Interim Period Ending March 2007 (English translation)	Public, TSE
Exhibit 3	November 8, 2006	Brief Overview of Interim Financial Results and Forecast for the Fiscal Year Ending March, 2007 (Reference) (English translation)	Public, TSE
Exhibit 4	November 8, 2006	Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2007 (English translation)	Public, TSE
Exhibit 5	November 8, 2006	Data Book (The Interim Period Ending March, 2007) (English translation)	Public, TSE
Exhibit 6	November 8, 2006	Enforcement of "Group Management Reformation" (English translation)	Public, TSE
Exhibit 7	November 8, 2006	Revision of Business Forecast for the Fiscal Year Ending March 2007 and Dividend Payment (English translation)	Public, TSE
Exhibit 8	November 29, 2006	47th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public
Exhibit 9	November 29, 2006	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 10	December 7, 2006	"Key Note" (the Semi-Annual Business Report for the 30th Fiscal Year) (Brief description in English)	Shareholders, TSE
Exhibit 11	December 8, 2006	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE

Exhibit 12	December 8, 2006	Written Confirmation Regarding the Appropriateness and Accuracy of the Semi-Annual Securities Report (Brief description in English)	TSE
Exhibit 13	December 8, 2006	Semi-Annual Securities Report (Brief description in English)	DKLFB, TSE
Exhibit 14	December 15, 2006	Notification of Merger of Subsidiaries and Change of the Name of Subsidiary (English translation)	Public, TSE
Exhibit 15	December 15, 2006	Notification of Merger of Subsidiaries and Corporate Split-up for Installment Sales Finance Business of ACOM CO., LTD. (English translation)	Public, TSE

* "TSE" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.
"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

EXHIBIT1

October 5, 2006

Notice of Cancellation of "Group Life Insurance for Consumer Credit"

It is hereby notified that ACOM CO., LTD. (hereinafter: "ACOM") will cancel the "Group Life Insurance for Consumer Credit" contracts on November 30, 2006.

1. Reason of Cancellation

ACOM has offered "Group Life Insurance for Consumer Credit" by ACOM's expense since 1993 because the bereaved family would not be burdened with debt in case a customer unfortunately passed away.

However considering the current circumstances surrounding consumer finance industry and change of customer's requirement, ACOM has synthetically decided to cancel contract after reviewing whether it is proper to sustain.

2. The Subjects of Cancellation

All customers ACOM has offered "Group Life Insurance for Consumer Credit"

3. The Date of Cancellation

November 30, 2006

4. Treatment

In case a customer unfortunately passed away, ACOM would like to respond sincerely to the bereaved family not to be burdened with debt.

EXHIBIT2

October 30, 2006

Revision of Business Forecast for the Interim Period Ending March 2007

In sight of recent developments in the market and other factors, ACOM CO., LTD. hereby has decided to revise the earnings forecast for the Interim Period Ending March 2007 (April 1, 2006 to September 30, 2006) previously released in its announcement of financial results on April 27, 2006.

1. Revision of Earnings Forecast for the Interim Period Ending March 2007 (April 1, 2006 to September 30, 2006)

(1)Consolidated (Millions of Yen, %)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	218,100	56,400	33,000
Revised Forecast (B)	215,880	60,016	(282,140)
Difference (B - A)	(2,220)	3,616	(315,140)
Percentage Change (%)	(1.0)	6.4	-
(Reference) Previous Interim Period	222,182	79,916	46,351

(2)Non-Consolidated (Millions of Yen, %)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	193,400	55,500	32,700
Revised Forecast (B)	190,906	58,369	(282,742)
Difference (B)-(A)	(2,494)	2,869	(315,442)
Percentage Change (%)	(1.3)	5.2	-
(Reference) Previous Interim Period	200,312	77,022	45,757

2. Reasons for the Above Revisions

(1) Non-Consolidated Earnings Forecast

In sight of recent development on increase trend in customers' legal debts arrangement of loan business, there is a possibility of interest repayments exceeding the forecast. Based on the public statement released by The Japanese Institute of Certified Public Accountants on October 13, 2006, "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments," ACOM will book 357.5 billion yen for additional allowance for loss on interest repayments as liability reserves to respond both interest repayments and waiver of principles due to requests of interest repayment and 317 billion yen for cumulative loss on interest repayments in prior years as extraordinary losses. Therefore ACOM has decided to revise the earnings forecast downward due to conclusion that net income will hardly achieve the forecast.

(2) Consolidated Earnings Forecast

The revision of the consolidated earnings forecast reflects that of the non-consolidated forecast. This is mainly attributable to the downward revision of ACOM's non-consolidated

financial results.

3. Revision of Earnings Forecast for the Fiscal Year Ending March 2007
Revision of earnings forecast for the fiscal year ending March 2007 is now under review and will be announced on November 8, 2006, the announcement of interim financial results.

4. Dividend Forecast
The interim dividend will remain unchanged at the present point. However the year-end dividend is now under review and will be announced on November 8, 2006, the announcement of interim financial results.

The above-mentioned forecasts have been made based on the information available on the date on the press announcement. The final financial results may vary according to various factors.

EXHIBIT3

(TRANSLATION)

Brief Overview of Interim Financial Results and Forecast for the Fiscal Year Ending March, 2007 (Reference)

November 8, 2006

Forward-looking Statement

The statements and figures contained in this document with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

1. Actual and estimated Income and Expenses (Consolidated)

(Millions of yen, %)

	2006/9					2007/3				
	Actual	Year on year	Year on year %	ACOM	Consolidated / Unconsolidated ratio	Estimated	Year on year	Year on year %	ACOM	Consolidated / Unconsolidated ratio
Operating Income	215,880	-6,302	-2.8	190,906	1.131	425,000	-20,431	-4.6	370,000	1.149
Operating Expenses	157,668	14,278	10.0	134,113	-	330,800	-4,239	-1.3	280,000	-
Financial Expenses	10,136	-335	-3.2	8,511	-	21,400	688	3.3	17,900	-
Bad-debt-related Expenses	56,551	5,700	11.2	52,344	-	139,700	22,574	19.3	132,100	-
Interest-repayment-related Expenses	13,155	13,155	-	13,155		13,155	-24,073	-64.7	13,155	
Operating Profit	58,211	-20,581	-26.1	56,793	1.025	94,200	-16,192	-14.7	90,000	1.047
Non-operating Income	1,823	577	46.3	1,638	-	2,600	-159	-5.8	2,700	-
Non-operating Expenses	18	-104	-84.8	62	-	100	-40	-28.9	100	-
Income Before Extraordinary Items	60,016	-19,899	-24.9	58,369	1.028	96,700	-16,311	-14.4	92,600	1.044
Income Before Income Taxes	-257,223	-336,796	-	-258,849	-	-237,400	-349,459	-	-241,400	-
Net Income	-282,140	-328,492	-	-282,742	1.002	-257,300	-322,895	-	-258,700	1.005

2. Actual Income and Expenses (ACOM)

(Millions of yen, %)

	2006/9					
	Actual	Year on year	Year on year %	Factors of increase or decrease	Compared to initial plan	Compared to initial plan %
Operating Income	190,906	-9,405	-4.7	Decrease in average unsecured loan receivables outstanding (-13 billion yen) and average interest (-88 BP)	-2,494	-1.3
Operating Expenses	134,113	9,941	8.0			
Financial Expenses	8,511	-784	-8.4	Decrease in borrowings (average borrowings outstanding -75.9 billion yen) and average nominal interest rate on funds procured during the year (-0.0169 PP)		
Bad-debt-related Expenses	52,344	5,595	12.0			
Bad Debt Write-offs	42,868	-8,951	-17.3	Decrease due to transfer of amount voluntarily waivered by ACOM regarding interest repayments to interest-repayment-related expenses		
Increase or Decrease in Allowance for Bad Debts	8,996	14,176	-			
Increase or Decrease in Allowance for Loss on Debt Guarantees	480	370	336.4	Amount of guarantee of loans from banks		
Interest-repayment-related Expenses	13,155	13,155	-			
Interest Repayments	13,630	13,630	-			
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	16,024	16,024	-	Increase due to transfer of amount voluntarily waivered by ACOM regarding interest repayments from bad-debt-related expenses		
Increase or Decrease in Allowance for Loss on Interest Repayments	-16,500	-16,500	-	Adjustment of the difference between the allowance calculated retroactively as of the beginning of the year (374 billion yen) and the actual interim allowance (357.5 billion yen)		
Other Operating Expenses	60,102	-8,023	-11.8			
Personnel Costs	16,286	-1,188	-6.8			
Advertising and Promotional Expenses	5,420	-2,794	-34.0	Decrease due to voluntary restriction of television commercials		
Administrative Expenses	7,314	2	0.0			
Expenses for Computer Operation and Development	10,029	461	4.8			
Others	21,050	-4,504	-17.6	(Previous interim period) Interest repayments: 4,525 million yen reported		
Operating Profit	56,793	-19,347	-25.4		2,593	4.8
Non-operating Income	1,638	608	59.0			
Non-operating Expenses	62	-85	-57.8			
Income Before Extraordinary Items	58,369	-18,653	-24.2		2,869	5.2
Extraordinary Income	242	-244	-50.2	(Previous interim period) Profit on sale of the shares of CHAILEASE ACOM : 286, profit on sale of ACOM's training center (land) : 201 (Current interim period) Profit on sale of the shares of MasterCard Incorporated: 198		
Extraordinary Losses	317,461	316,719	-	Increase due to reporting of the Allowance for loss interest repayments (317,061 million yen)		
Income Before Income Taxes	-258,849	-335,618	-			
Income Taxes, deferred	1,563	-9,068	-85.3			
Net Income	-282,742	-328,500	-		-315,442	-

3. Estimated Income and Expenses for the Fiscal Year Ending March, 2007 (ACOM)

	2007/3					
	Estimated	Year on year	Year on year %	Factors for increase or decrease	Compared to initial plan	Compared to initial plan %
Operating Income	370,000	-26,637	-6.7	Decrease in average unsecured loan receivables outstanding (-29.6 billion yen) and average interest -113 BP (Actual performance for the previous year 23.32% → 22.19%)	-15,700	-4.1
Operating Expenses	280,000	-10,512	-3.6			
Financial Expenses	17,900	-286	-1.6	Decrease in borrowings (average borrowings outstanding -84.6 billion yen)		
Bad-debt-related Expenses	132,100	23,916	22.1			
Bad Debt Write-offs	94,900	-12,339	-11.5	Decrease due to transfer of amount voluntarily waivered by ACOM regarding interest repayments to interest-repayment-related expenses		
Increase or Decrease in Allowance for Bad Debts	35,700	35,206	-			
Increase or Decrease in Allowance for Loss on Debt Guarantees	1,500	1,050	233.3	Increase in the outstanding amount of loan guarantees from banks		
Interest-repayment-related Expenses	13,155	-24,072	-64.7			
Interest Repayments	31,455	17,927	132.5	Increase in claims for interest repayment		
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	36,800	36,800	-			
Increase or Decrease in Allowance for Loss on Interest Repayments	-55,100	-78,800	-332.5			
Other Operating Expenses	116,845	-10,069	-7.9			
Personnel Costs	30,900	-3,923	-11.3	Decrease in number of employees, etc.		
Advertising and Promotional Expenses	11,100	-4,987	-31.0	Decrease due to voluntary restriction of television commercials		
Administrative Expenses	14,700	5	0.0			
Expenses for Computer Operation and Development	20,500	1,244	6.5			
Others	39,645	-2,408	-5.7			
Operating Profit	90,000	-16,124	-15.2			
Non-operating Income	2,700	484	21.9			
Non-operating Expenses	100	-65	-39.4			
Income Before Extraordinary Items	92,600	-15,574	-14.4		-17,000	-15.5
Extraordinary Income	600	110	22.7			
Extraordinary Losses	334,600	333,175	-	Allowance for loss interest repayments, special retirement benefits, etc.		
Income Before Income Taxes	-241,400	-348,639	-			
Income Taxes, deferred	-8,000	-6,317	375.6			
Net Income	-258,700	-322,852	-		-323,600	-

4. Other Ratios (ACOM)

	2006/9			2007/3		
	Actual	Year on year	Year on year %	Estimated	Year on year	Year on year %
Loans Receivable Outstanding (100 millions of yen, %)	15,713	-354	-2.2	15,255	-707	-4.4
Unsecured Loans for Consumers						
Loans Receivable Outstanding (100 millions of yen, %)	15,192	-323	-2.1	14,757	-664	-4.3
Number of New Loan Customers (%)	150,740	-17,860	-10.6	270,000	-59,814	-18.1
Number of Accounts (%)	2,794,493	-81,523	-2.8	2,697,800	-148,843	-5.2
Lending Amount (Thousands of yen, %)	544	5	0.9	547	5	0.9
Average Loan Yield (%, PP)	22.59	-0.88	-	22.19	-1.13	-
Number of Loan Business Outlets (%)	2,044	143	-	1,868	-135	-
Staffed	242	-57	-	142	-135	-
Unstaffed	1,802	200	-	1,726	0	-
QUICK MUJIN Machine	218	107	-	174	-20	-
Number of MUJINKUN Machine (%)	2,051	263	-	1,875	-133	-
Funds Procurement						
Borrowings (100 millions of yen, %)	8,811	-1,061	-10.8	8,725	-727	-7.7
Average Nominal Interest Rate on Funds Procured During the Year (%, PP)	1.51	0.02	-	1.60	0.13	-
Ratio of Short-term Borrowings (%, PP)	6.8	-	-	6.9	1.5	-
Ratio of Fixed-rate Borrowings (%, PP)	84.1	0.6	-	85.5	0.3	-
Direct Borrowings (100 millions of yen)	3,069	-279	-8.3	3,069	-239	-7.3
Bad Debt Write-offs (100 millions of yen, %)	527	65	14.2	1,188	229	24.0
Unsecured Loans	524	65	14.3	1,180	229	24.1
Ratio of Bad Debt Write-offs (%, PP)	3.35	0.48	-	7.77	1.78	-
Unsecured Loans	3.45	0.50	-	7.98	1.83	-
Allowance for Bad Debts (100 millions of yen, %)	984	-242	-19.8	1,251	24	2.0

Notes: 1. Bad debt write-offs and ratio of bad debt write-offs are those with respect to loan receivables.
2. The allowance for bad debts figure under in the column "year on year" (actual) indicates the change from the end of the previous fiscal year.

5. ACOM MasterCard

	2006/9			2007/3		
	Actual	Year on year	Year on year %	Estimated	Year on year	Year on year %

Number of Cardholders (%)	1,285,319	64,466	5.3	1,145,000	-108,603	-8.7
Card Shopping Receivables (100 millions of yen, %)	465	-20	-4.2	452	-23	-4.9
Revolving Receivables (100 millions of yen, %)	422	-15	-3.4	-	-	-
Operating Income (100 millions of yen, %)	29	-1	-4.9	57	-4	-7.1

6. Installment Sales Finance Business

	2006/9			2007/3		
	Actual	Year on year	Year on year %	Estimated	Year on year	Year on year %
Number of Customer Accounts (%)	173,292	-71,283	-29.1	156,500	-49,283	-23.9
Installment Receivables (100 millions of yen, %)	382	-185	-32.7	319	-138	-30.3

Note: Number of customer accounts indicates the number of contracts with installment receivables outstanding.

7. Guarantee Business

	2006/9			2007/3		
	Actual	Year on year	Year on year %	Estimated	Year on year	Year on year %
Guaranteed Receivables (100 millions of yen, %)	1,751	235	15.5	1,867	229	14.0
Income from Guarantee Business (100 millions of yen, %)	53	7	16.5	110	15	15.8

<Guarantee Business Partners> 13 banks and 1 corporation (As of September 30, 2006)

The Hokkaido Bank, Ltd., The Hiroshima Bank, Ltd., Suruga Bank Ltd., The Juroku Bank, Ltd., DC Cash One Ltd., The Aomori Bank, Ltd., The Hachijuni Bank, Ltd., THE NISHI-NIPPON CITY BANK, LTD., The Bank of Nagasaki, Ltd., The Nanto Bank, Ltd., The Hokuriku Bank, Ltd., The Gunma Bank, Ltd., The Joyo Bank, Ltd. and The Bank of Iwate, Ltd.

EXHIBIT4

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2007 (Consolidated)

November 8, 2006

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2007 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/englsih/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 5533-0631
Date of the board of directors' meeting for the account settlement:	November 8, 2006
Name of parent and other related companies:	Mitsubishi UFJ Financial Group, Inc., (Code No.:8306), 4 other companies
Percentage of shares of voting stock of the Company owned by the parent and other related companies:	15.20%
U.S. accounting standards:	Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Interim Accounting Period (from April 1, 2006 to September 30, 2006)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/06 (Interim)	215,880	(2.8%)	58,211	(26.1%)	60,016	(24.9%)
9/05 (Interim)	222,182	2.6%	78,792	0.2%	79,916	2.7%
3/06 (Annual)	445,431		110,392		113,011	

	Net Income (loss) (Millions of yen)		Net Income (loss) per Share (Yen)	Net Income per Share Diluted (Yen)
9/06 (Interim)	(282,140)	—	(1,794.86)	—
9/05 (Interim)	46,351	3.9%	294.29	294.15
3/06 (Annual)	65,595		416.69	416.50

Notes: 1. Gain (loss) on investments in equity-method: 465 million yen in 9/06 (interim), 251 million yen in 9/05 (interim), and 734 million yen in 3/06 (annual)

2. Average outstanding shares during the period (consolidated): 157,193,605 shares in 9/06 (interim), 157,501,805 shares in 9/05 (interim), and 157,337,635 shares in 3/06 (annual)

3. Change in accounting polices: Adopted

4. Regarding operating income, operating profit, income before extraordinary items and net income above, the figures in percentages show the growth of change from previous interim accounting period.

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Net Assets	Ratio of Shareholders' Equity	Net Assets per Share (Yen)
9/06 (Interim)	2,065,535	621,969	29.8%	3,910.19
9/05 (Interim)	2,081,360	905,547	43.5%	5,762.61
3/06 (Annual)	2,106,681	927,722	44.0%	5,901.70

Note: Number of shares issued at the end of the period (consolidated): 157,194,337 shares in 9/06 (interim), 157,142,039 shares in 9/05 (interim), and 157,190,055 shares in 3/06 (annual).

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
9/06 (Interim)	51,812	353	(54,330)	96,646
9/05 (Interim)	41,548	(43,678)	(51,375)	92,661
3/06 (Annual)	100,226	(44,973)	(104,389)	97,399

(4) Scope of Consolidation and Equity Method

Number of consolidated subsidiaries:	21
Number of unconsolidated subsidiaries accounted for under equity method:	–
Number of unconsolidated affiliates accounted for under equity method:	1

(5) Change in Scope of Consolidation and Equity Method

Consolidated subsidiaries (addition):	5
Consolidated subsidiaries (exclusion):	1
Affiliates accounted for under equity method (addition):	–
Affiliates accounted for under equity method (exclusion):	–

2. Forecasts for the Fiscal Year Ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income
Annual	425,000	96,700	(257,300)

Reference: Forecasted net income (loss) per share (annual): (1,636.83) yen

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 21 subsidiaries (including investing business association) , and 1 affiliate as well as 2 other related companies and 3 subsidiaries of other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance business, guarantee business, and loan servicing business. Other business lines include rental business, advertising agency, real estate-related business, and insurance agency business. The following table explains the positioning of each group company.

Segment		Company Name	Business Outline	Classification
Financial Service Businesses	Loan Business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	——
		DC Cash One Ltd.	Unsecured loan business	Consolidated subsidiary
		JCK CREDIT CO., LTD.		
		DC Card Co., Ltd.		Equity-method affiliate
		EASY BUY Public Company Limited	Unsecured loan business in Thailand	Consolidated subsidiary
	Credit Card Business	ACOM CO., LTD.	Credit card business of which the principal commodity is ACOM MasterCard®	——
		DC Card Co., Ltd.	Credit card business of which the principal commodity is DC CARD	Equity-method affiliate
	Installment Sales Finance Business	ACOM CO., LTD.	Installment sales finance business	——
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		EASY BUY Public Company Limited	Hire purchase business in Thailand	
	Guarantee Business	ACOM CO., LTD.	Guarantee business for personal loan of banks, etc.	——
		DC Cash One Ltd.		Consolidated subsidiary
		DC Card Co., Ltd.	Loan guarantee business for banks, etc.	Equity-method affiliate
	Loan Servicing Business	IR Loan Servicing, Inc.	Loan recovery (servicing) business	Consolidated subsidiary
		Yugensekinin-Chukanhojin Mirai Capital*	Loan recovery (servicing) business (Special Purpose Company)	
		Power Investments LLC		
	Others	RELATES CO., LTD.	Entrusted with call center functions of banks, etc.	Consolidated subsidiary
		AC Ventures Co., Ltd.	Development, investment, promotion and support of venture companies	
		ACOM FUNDING CO., LTD.	Financial services for ACOM (Special Purpose Company)	
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management	
		ABS CO., LTD.	Maintenance of buildings and other properties	
		AB PARTNER CO., LTD.	Back-office services	
		ACOM PACIFIC, INC.	——	
		ACOM (U.S.A.) INC.		
		ACOM INTERNATINAL, INC.		
Other Related Company		Mitsubishi Tokyo Financial Group, Inc.	Bank holding company	Other related company
		The Mitsubishi Trust and Banking Corporation	Trust bank business	Subsidiary of other related company
		Mitsubishi Securities Co., Ltd.	Securities business	
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. ACOM (U.S.A.) INC. suspended their operation; therefore, outlines of their businesses are omitted above.

2. IR Loan Servicing, Inc. established 2 Special Purpose Companies, (1) Power Investments LLC on August 24, 2006 and (2) Mirai Capital on August 28, 2006, in order to purchase monetary claims, etc.

3. Following the announcement "PITF No. 20 Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" (Accounting Standards Board of Japan, September 8, 2006), three new Investment Partnerships (MTBC First, Second, and Third Investment Partnerships) are included as consolidated subsidiary companies from this interim consolidated fiscal year.

4. AJAST Ltd. abolished its insurance agency business including clerical services on October 2, 2006.

5. AB PRTNER CO., LTD. started insurance agency business including clerical services on October 2, 2006.

*"Yugensekinin-Chukanhojin Mirai Capital" is exact name of registrant as specified in its charter

Diagram of Business of ACOM Group



Customers
Loan business and guarantee business
DC Cash One Ltd.
(Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Loan business
Credit card business
Installment sales finance business
Guarantee business
Credit card business, loan business and guarantee business
DC Card Co., Ltd.
(Equity-method affiliate)
Hire purchase business and loan business
EASY BUY Public Company Limited
(Consolidated subsidiary)
Installment sales finance business and loan business
JCK CREDIT CO., LTD.
(Consolidated subsidiary)
Loan recovery (servicing) business
IR Loan Servicing, Inc.
(Consolidated subsidiary)
Recovery (servicing) business for installment sales finance debts
Financial services
ACOM FUNDING CO., LTD.
(Consolidated subsidiary)
Entrusted with call center functions of guarantee business partner
RELATES CO., LTD.
(Consolidated subsidiary)
AC Ventures Co., Ltd.
(Consolidated subsidiary)
ACOM
Comprehensive rental business
ACOM RENTAL CO., LTD.
(Consolidated subsidiary)
Advertising and outlets' interior design
JLA INCORPORATED
(Consolidated subsidiary)
Mitsubishi Tokyo Financial Group, Inc.
(Other related company)
The Mitsubishi Trust and Banking Corporation
(Subsidiary of other related company)
Mitsubishi Securities Co., Ltd.
(Subsidiary of other related company)
Insurance services
AJAST Ltd.
(Consolidated subsidiary)
Real estate management
ACOM ESTATE CO., LTD.
(Consolidated subsidiary)
Cleaning of stores and building management
ABS CO., LTD.
(Consolidated subsidiary)
Maruito Shokusan Co., Ltd.
(Other related company)
Maruito Shoten Co., Ltd.
(Subsidiary of other related company)
Back-office service
AB PARTNER CO., LTD.
(Consolidated subsidiary)

Note: 1. ACOM (USA) INC., ACOM INTERNATIONAL, INC. and ACOM PACIFIC, INC. suspended its operation, therefore, they are eliminated from the diagram.
2. Investing business association is omitted as it operates funds.
3. This diagram doesn't include 2 Special Purpose Companies, Power Investments LLC and Yugensekinin-Chukanhojin Mirai Capital, established by IR Loan Servicing, Inc., in order to purchase loans, etc.

2. Management Policy

(1) Basic management policy

We, ACOM Group, were founded under the motto "Extending the feeling of confidence from person to person" in which we place our corporate philosophy of "Serving humanity", "Putting the customer first", and "Creative and innovative management" to deepen mutual trust between all stakeholders and achieve growth in concert with society.

(A)Spreading business ethics (Compliance)

ACOM Group positions strict compliance with business ethics as one of our most important management challenges and promotes the adoption of business ethics based on the "ACOM Ethical Codes for Business" and "Business Ethics Three-Year Plan."We will further push forward for the deeper permeation of business ethics (compliance) in all departments and staff in order for the ACOM Group to achieve long-term growth and fulfill our social responsibilities into the future.

(B)Expanding business fields and strengthening the revenue base through mobilization of the Group's total management resources

ACOM Group focuses on promoting its group management by enhancing coordination among respective ACOM Group businesses, centered on its financial service companies and taking advantage of the synergy effect created by its tie-up with Mitsubishi UFJ Financial Group, Inc. (hereafter, "MUFG") to the fullest, aiming at expanding the scale of its financial service business. ACOM Group will also proactively push ahead with its efforts to enter new business fields by leveraging the varied business expertise it has cultivated over the years and by strengthening its revenue base and expanding its business fields.

(C)Expanding the scale of business by strengthening competitiveness in service quality

Under the motto of "Putting the customer first," ACOM Group will further strengthen its competitiveness in service quality by restructuring and implementing business strategies that are capable of coping with rapidly changing market trends (customers, regulatory requirements, intensified competition etc.) in order to improve its asset quality and expand its scale of business. We will also try to improve our credit screening techniques by, for example, enhancing our computer credit screening system and clarifying our customer segments into smaller categories.

(D)Reinforcing competitive edge by promoting operational reforms

We have focused on cost-cutting operations and pursuit of high profitability through reduction of outlet expenses by introducing the "MUJINKUN" (automatic contract machines) and promoting the efficient use of personnel. We will enhance our cost competitiveness by conducting reforms in business operations at all of our group companies, and further promoting low-cost operations in the future. To achieve these goals, we are conducting a full-scale review of our existing business operations in an effort to create a more robust system framework.

(E)Nurturing professionals

In preparation for future business growth, we will endeavor to nurture professionals with financial expertise in our group and personnel who will be responsible for future management by implementing systematic job rotations, on-the-job training, and educational programs.

(2) Basic policy on profit distribution

With regard to profit distribution to shareholders, it is our basic policy to attempt aggressive and continuous profit distribution with enhanced dividends, taking into consideration the economic and financial situation and our own performance.

Also, as a goal for returns to shareholders, ACOM Group advocates "a medium term plan which, based on the targeted shareholders' equity ratio, aims at maintaining no less than 30% net income ratio against the total amount of treasury stock purchased, plus the dividend payments thereon, every fiscal year."

Based on both the idea that the loss of this interim financial results and the expected financial results of this fiscal year is temporary and this fundamental policy mentioned above, it intends to pay an interim dividend of 70 yen per share, and 30 yen per share for the end of fiscal year, meaning a dividend of 100 yen per share annually. Retained earnings will be allocated to strategic investments to enhance our business base, including optimal relocation of business outlets, improvements to the business structure to achieve a low-cost operation system, and further development of new businesses.

(3) Policy concerning reduction in the number of shares comprising a trading unit

At a meeting of the board of directors held on February 18, 2002, a reduction from 100 to 10 shares comprising a single trading unit was approved. This measure, intended to increase the liquidity of ACOM's shares and expand the range of investors, took effect on May 1, 2002.

We will continue to consider appropriate measures, taking into account the trends in the stock market and ACOM's share prices.

(4)Target indicators

ACOM Group has adopted a series of target indicators intended to guide the ACOM Group toward the achievement of higher shareholder value and the continuation of stable business management. In this context, special emphasis is placed on return on equity (ROE), return on assets (ROA) and shareholders' equity ratio. Similarly, ACOM Group is also intent on improving other indicators such as the ratio of income before extraordinary items to total assets, the ratio of income before extraordinary items to operating income, and net income per share.

(5)Medium-to-long term corporate management strategies

The business environment surrounding ACOM Group will continue to be harsh due to structural changes in our society as represented by the declining birthrate and the aging population, intensifying competition, regulatory revisions etc. Under this business climate, ACOM Group has set up its corporate image for the medium term as the "Best Life Partner", which aims at successfully gaining the highest satisfaction and confidence from its customers through its advanced comprehensive financial services that cover all the consumer credit markets, including loan, credit card, and installment sales finance business.

ACOM Group also intends to broaden and develop its diversified financial business lines, such as new financial business generated from business alliances with MUFG Group, guarantee business, loan servicing business, and call center operation business. Its accumulated technologies and expertise concerning consumer finance, IT technologies for channel development and cost saving methods through centralization of businesses will work as effective weapons for the accomplishment of the aforementioned objectives and will serve for the development of ACOM Group's medium-term growth potential.

(6) Problems to be tackled

Current consumer credit market is that a will for consumption is expected to increase due to the steady economic recovery, however, the amendment of the Law concerning regulation etc. of Money Lending Business (hereinafter, Money Lending Control Law) is approaching under the circumstances such as the expansion of the wage gap and aggressive borderless competition over industries. Especially, the reduction in interest cap will affect ACOM group widely.

ACOM will tackle with group-wide management reformation dealing with the problems mentioned above. Presupposing further thoroughness of business compliance, this management reformation is aimed at realization of both strengthening sales services and improving management efficiency by drastic cost structure reformation of ACOM group. In addition, ACOM will construct new business model of loan business under the new law of amendment of lending business regulation law, secure long-term and stable earnings, and build management base for a step for next growth.

(7) Matters related to the Parent Company, etc.

(A) Business names, etc. of the Parent Company, etc.

Business name or name of Parent Company, etc.	Attribute	Percentage of ownership of voting rights held by the Parent Company, etc. (%)	Stock Exchange, etc. under which the Parent Company (etc.)'s stock is listed
Maruito Shokusan, Co., Ltd.	Applicable other company where listed company is the affiliate of the other company	19.86 (2.46)	—
Mitsubishi UFJ Financial Group, Inc.	Same as the above	15.20 (2.01)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section Nagoya Stock Exchange First Section New York Stock Exchange (U.S.A)
Maruito Shoten Co., Ltd.	Same as the above	2.46 (—)	—
Mitsubishi UFJ Trust and Banking Corporation	Same as the above	2.00 (—)	—
Mitsubishi UFJ Securities Co., Ltd.	Same as the above	0.00 (—)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section Nagoya Stock Exchange First Section

(Note) The figures in (   ) under the percentage of ownership of voting rights held by the Parent Company, etc. column indicates percentage of indirect ownership.

(B) Business name or name of entity among parent company, etc., that is considered to have the most influence on ACOM, and the reason.

Business name or corporate name	Reason
Mitsubishi UFJ Financial Group, Inc.	*The ownership percentage of voting rights of Mitsubishi UFJ Financial Group, Inc. in ACOM is 15.20% in total, together with percentages of its subsidiaries, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd. *ACOM and Mitsubishi UFJ Financial Group, Inc. engage in a business alliance in the retail field. *One of Mitsubishi UFJ Financial Group, Inc.'s directors concurrently holds an outside director position at ACOM.

(C) ACOM's position in relation to the Group Companies of the Parent Company, etc. and ACOM's relationship with the Parent Company, etc. and other listed companies

(a) ACOM's position in relation to the Group Companies of the Parent Company, etc.

The aims of ACOM's business tie-up with MUFG are to boost revenue by strengthening and enhancing our competitiveness in the consumer finance market within retail business, and to contribute to the sound development of Japan's consumer finance market. A capital alliance between the two companies is also in place in order to maintain an even closer and more comprehensive business tie-up over a long period. As Mitsubishi UFJ Financial Group, Inc. owns 15.20% of voting rights in ACOM, together with its subsidiaries, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd., ACOM is now an equity-method affiliate of MUFG.

ACOM secures its management independency in determining its business operations and management judgment. ACOM has a basic concept of establishing sound, transparent and efficient management with focused efforts on "thoroughness of "Compliance", "Expansion of Internal Control System", "Strengthening of Risk Management Structure", "Positive Promotion of Disclosure", etc. In addition, ACOM established its "Corporate Governance Structure", which includes several measures. Apart from the functions of the Board of Directors' monitoring and supervision of business execution and the Corporate Auditor's surveillance of business execution, ACOM introduced an executive officer system in June 2003 with the intention of enhancing business execution functions and clearly separate the functions between supervision and business execution. This also enhanced the internal control system through regular discussions by the Board of Directors, Executive Management, Affiliate Firms Adjustment meeting, and the Business Ethics Committee.

(b) Other relationships concerning the listed company and the Parent Company

ACOM started loan business from 1978 through the transfer of loan claims and operational outlets from Maruito Co, Ltd., a company belonging to Maruito Group. Maruito Shoten Co. Ltd. is a subsidiary of Maruito Shokusan Co., Ltd.; both companies do not have a business relationship or transactions with ACOM.

3. Business Results and Financial Position

(1) Business results

(A) Interim business results for the current fiscal year

Japan's economy during the first half of the current consolidated fiscal year consistently showed signs of a steady recovery overall, thanks to the continued increase in capital investment. This was against a backdrop of high corporate earnings and firm consumer spending, reflecting an improved employment situation and wage levels. Nevertheless, the business environment surrounding the Group was increasingly severe, with the government moving toward revising relevant laws, including regulated interest rates, the consumer financing industry as a whole suffering from a negative image fostered by newspaper and media coverage, and fiercer competition particularly in the loan business.

Under such circumstances, the Group has adopted the following management policies for the current fiscal year: "Expanding the scope and strengthening revenue bases by vigorous engagement of the entire Group"; "Building up the scale of operations by strengthening competitiveness in sales and services"; "Reinforcing cost competitiveness by promoting operational reforms"; "Professional development in human resources"; and "Firmly establishing business ethics in the Group (Compliance)". In the field of the loan business, we have put our best efforts towards realizing key objectives such as "improving asset quality", "enhancing our ability to attract new customers", and "improving efficiency by streamlining operations", and have also implemented a two-brand marketing strategy with DC Cash One Ltd. (hereinafter referred to as "DC Cash One"). In the credit card business, the guarantee business and the loan serving business, the Group has given priority to working on further cultivation of customer groups different from those of the loan business. On the overseas business front, we have been proactively engaged in focused actions in the Asian region, while our active involvement in the existing overseas operations has continued.

The business results of the first half of the current consolidated fiscal year recorded operating income of 215,880 million yen (down 2.8% year-on-year), operating expenses of 157,668 million yen (up 10.0% year-on-year), income before extraordinary items of 60,016 million yen (down 24.9% year-on-year), and interim net loss of 282,140 million yen. The factors behind the results include an increase in losses on interest repayments and an increase in written-off bad debts constituted primarily by the principal amount of loans written off when reimbursing interest payments in the loan business; and inclusion of 317,061 million yen transferred to the allowance for loss on interest repayments (357.5 billion yen) to be reserved for interest repayments, and the principal amount of loans written-off arising out of future interest repayment claims for extraordinary losses, pursuant to the "Audit procedures of consumer financing companies concerning the allowance for losses caused by interest repayments claims", an announcement issued by the Japanese Institute of Certified Public Accountants on October 13, 2006.

The main strategic measures that have been taken by the Group during the first half of the current consolidated fiscal year are described below.

(Streamlining operations)

We have outsourced to IBM Japan, Ltd. (hereinafter referred to as IBM Japan), reforms to the back-office operations of our sales operation, a major task of which consists of managing contract documents with customers of the loan business, the credit card and installment sales finance businesses, and the guarantee business of the Company, utilizing a BTO (Business transformation outsourcing) of IBM Japan, Ltd. Through this streamlining effort, we expect to realize a productivity gain of approximately 15% in our sales administration.

Furthermore, on July 21, 2006, the board members agreed to abolish of the insurance agency AJAST Ltd., a consolidated subsidiary of the Group, and to start the aforementioned business at AB PARTNER CO., LTD., another consolidated subsidiary, in order to improve the efficiency of the management of the entire Group. The decision was carried out as planned on October 2, 2006.

(Overseas business development)

As part of the collaboration with The Bank of Tokyo-Mitsubishi UFJ, Ltd. in the Asian region, the Group initiated actions toward joint acquisition of a controlling interest in "PT. BANK NUSANTARA PARAHYANGAN Tbk.", a bank in the Republic of Indonesia, by the end of December, 2006, in accordance with the decision to enter into negotiations with existing shareholders of the bank.

In addition, since September, 2005, when the "PKU-ACOM Financial Information Research Center" was jointly established with Beijing University, a leading university representing academic institutions in China, the Group has been participating in joint research on consumer finance and financial information systems in China. With the aims of market research and collecting information in China and Vietnam, both countries which are expected to experience and sustain high levels of growth and development, (Vietnam, following in China's footsteps, is considered a "China Plus One country"), we opened the Beijing Representative Office (located in Beijing, the People's Republic of China) in August 2006, and the Ho Chi Minh City Representative Office (located in Ho Chi Minh City, the Socialist Republic of Vietnam) in July 2006.

(Loan business)

In the field of the loan business that constitutes our core financial business, we have put our best efforts towards realizing key objectives such as "improving asset quality", "enhancing our ability to attract new customers", and "improving efficiency by streamlining operations". Our slogan is "Striving toward innovative competitiveness".

To improve asset quality, we have been making efforts towards building up our counseling skill through counseling service training, under the counselor accreditation system established as an internal system, and have modified operational procedures in conjunction with the automatic dial callout system introduced in March of the previous year. With such efforts, we are implementing efficient and effective counseling practices.

To enhance our ability to attract new customers, we have been promoting sales and marketing strategies, including the introduction of "MUJINKUN" automatic contract machines and "QUICK MUJIN" automatic loan application machines. In addition, we have launched a DC Cash One agency in each of our staffed branch offices.

With the aim of improving efficiency by streamlining operations, following the integration of the four service centers of Fukuoka, Hiroshima, Kumamoto and Okinawa (a central operation center of automatic contract machines, etc.) in the previous fiscal year, another seven service centers, namely Shizuoka, Gifu, Nagoya, Kyoto, Osaka, Hyogo, and Shikoku have been integrated into the Nishi-Nihon Service Center (located in Fukuoka city).

Meanwhile, EASY BUY Public Company Limited (hereinafter referred to as EASY BUY), which conducts a financial service business in Thailand, embarked on a pilot sale of loan products by a revolving method in June of this year, and launched a full-scale sale in August. The interim figures of operating income and profit of EASY BUY were down on a year-on-year basis, primarily because EASY BUY adopted the July 2005 regulation concerning interest ceilings governed by the central bank of Thailand ahead of schedule in January of this year.

As a result of the above, loan receivables at the end of the first half of this fiscal year have decreased by 10,750 million yen during the semi-annual term to 1,692,422 million yen (a 0.6 % decrease compared to the end of the previous fiscal year), while interest on loan receivables amounts to 188,184 million yen (down 3.9 % year-on-year).

(Credit card and installment sales finance businesses)

In the credit card business, we have put an emphasis on sales promotion of the ACOM MasterCard®, as well as improving the efficiency and productivity of other tie-up cards, focusing on restructuring targeted promotion and marketing systems. As a result, the number of cardholders increased to 1,285 thousand (a 2.5% increase from the end of the previous fiscal year),

however, the total handling value was down by 3,447 million yen on a year-on-year basis due to decreases in individual transaction values.

In the installment sales finance business, the Group has made stronger efforts to cultivate new membership and promote further improvement in managerial efficiency, through strengthening our coordination with a wholly-owned subsidiary, JCK CREDIT CO., LTD, in conjunction with our enhanced marketing targeting existing member stores which has continued from the prior fiscal year. As a result, we were able to curb the year-on-year decline in the total handling value to a figure of 1,155 million yen.

The balance of installment account receivables fell by 17,418 million yen during the semiannual period to stand at 114,037 million yen (a 13.3 % decrease compared to the end of the previous year) at the end of the first half of this fiscal year, while the fees from the credit card business for the same period totaled 2,992 million yen (a 4.8 % decline compared to the end of the previous year), and the fees from installment sales finance totaled 4,496 million yen (down 38.3 % year-on-year).

(Guarantee business)

In the guarantee business, with the focused objectives of "enhancing systems for business promotion" and "achieving low-cost operations", the Group has worked on expanding their scale of operations by providing operational support to existing guarantee business partners of ours, and acquiring new business partners, under close cooperation with a wholly-owned subsidiary RELATES CO., LTD.

With 14 financial institutions as our guarantee business partners, the consolidated balance of guaranteed loan receivables at the end of the first half of the current consolidated fiscal year was 98,754 million yen, while fees from credit guarantees for the same period amounted to 293 million yen (up 14.8 % year-on-year), and operating income of the guarantee business which includes commissions for credit guarantee amounted to 4,289 million yen (up 42.4 % year-on-year).

(Loan servicing business)

In the loan servicing business, we have been expanding to business areas including back-office outsourcing services and temporary staffing services, on top of our core businesses of management and collection of purchased receivables and loan servicing activities under contract, following the basic policies of "enhanced ability to acquire deals", and "enhanced servicing ability".

During the current interim period, collection of purchased receivables associated with large corporate loans was strong, which has boosted the collection of purchased receivables to 6,973 million yen (up 41.3 % year-on-year) during the first six months of the current fiscal year, and the operating income of the loan servicing business for the same period to 7,226 million yen (up 35.8 % year-on-year), including commissions.

(B) Forecast for this full financial year

The business environment surrounding us is expected to continue to be tough for the coming future. Despite the foregoing, we continuously exert our corporate-wide best efforts to realize "The Best Life Partner," a corporate image capable of acquiring great customer confidence and satisfaction through continuous expansion of our business fields and group-wide management reconfirmation.

With respect to forecast for this full financial year, it is estimated that our consolidated operating income will amount to 425 billion yen (decreased by 4.6% year on year), income before extraordinary items will stand at 96.7 billion yen (decreased by 14.4% year on year), and loss in net income to be 257.3 billion yen.

(2) Financial position

At this interim accounting period, our total assets and shareholders' equity had decreased by 41,145 and 293,157 million yen respectively compared with the end of the previous consolidated financial year. Ratio of shareholders' equity decreased 14.2 points to 29.8%.

(Assets)

Regarding major changes in current assets during the first six-month accounting period of the current fiscal year, loan receivables showed a decrease of 10,750 million yen, installment account receivables decreased by 17,418 million yen, suspense payments for redemption of debentures decreased by 10 billion yen, and the allowance for bad debts decreased by 25,246 million yen. Thus overall, current assets fell by 5,653 million yen. Fixed assets decreased by 35,491 million yen, for reasons including a decrease of 33,583 million yen in the value of investments in securities caused by a drop in the market values of such securities.

(Liabilities)

In terms of the liability account, interest-bearing liabilities including loans and straight bonds decreased by 51,150 million yen, while the allowance for loss on interest repayments recorded as current liabilities, causing an increase of 333.8 billion yen. Hence, the total amount of liabilities increased by 269,479 million yen.

(Net Assets)

In the shareholders' equity account, the earned surplus amount decreased by 293,178 million yen due to the interim net loss, which lead to a decline of 293,157 million yen in the shareholders' equity. In addition, securities valuation adjustment decreased by 19,892 million yen. As a result, the net assets decreased by 310,625 million yen.

(A) Status of our cash flows during the current six-month consolidated accounting period

Cash and cash equivalents (hereinafter collectively referred to as "funds") during the first half of the current fiscal year declined by 753 million yen, to a figure of 96,646 million yen at the end of the same period. The changes in the respective cash flows and the reasons thereof are as follows:

(Cash flows from operating activities)

The cash flow from operating activities showed an increase of 51,812 million yen at the end of the aforementioned period, primarily due to: a 257,223 million yen interim net loss before income tax; a decrease in funds of 25,850 million yen due to a decrease in the allowance for bad debts; an increase in funds of 333,800 billion yen due to an increase in the allowance for loss on interest repayments; an increase in funds of 12,296 million yen due to decreased disbursement of loan receivables; an increase in funds of 18,475 million yen resulting from decreased installment account receivables; and income taxes paid totaling 25,818 million yen.

(Cash flow from investing activities)

Funds from investing activities recorded an increase of 353 million yen at the end of the aforementioned financial period. This was primarily because the amount paid for the purchase of fixed assets exceeded the amount of sales of fixed assets, causing a decrease of 1,139 million yen, and the proceeds from sales of investments in securities exceeded the original cost of investments in securities, causing an increase of 1,350 million yen.

(Cash flow from financing activities)

Funds from financing activities showed a 5,433 million yen decline at the end of the aforementioned financial period, primarily due to the fact that the total payment amount for loan repayments and redemption of bonds exceeded the total amount of revenues resulting from proceeds from loans and the issue of bonds by 43,309 million yen, as well as due to dividend payments of 11,009 million yen.

(B) Outlook for the full-year cash flow

With respect to the full-year cash flow for the current fiscal year, the annual cash flow from our operating activities is estimated to show an increase of 96.0 billion yen through the current consolidated fiscal year, primarily due to implementation of business strategies that attach preferential importance to the promotion of loans and installment sales finance, and credit card business while the annual cash flow from investing activities is estimated to show a decline of 6.0 billion yen due to the acquisition of marketable securities. The annual cash flow from our financial activities is estimated to decline by 82.0 billion yen as a result of decreased Interest-bearing liabilities.

In total, the estimated cash and cash equivalents at the end of the current fiscal year will show a increase of 8.0 billion yen when compared to the end of previous fiscal year.

(3) Risks relating to business

The following statement regarding business-related risks details potential risks to our group's operations based on our assumptions and views concerning the submission date of financial statements. In addition, in view of providing disclosure to investors, we will include risks that may possibly not be associated with our operations.

However, the following risks do not include all potential risks. With future changes in the economic conditions and environment regarding the consumer finance industry, there may be new risks that arise from various uncertainty factors.

Note, however, that the above forward-looking statements regarding business-related risks is based on our assumptions and views as of the submission date of the financial statements.

(A) Issues related to our business

(a) Maintain the level and growth rate of profitability

Whether or not we can maintain a level and the growth rate of profitability equivalent to our past business performance depends on various factors including those listed below.

1. Changes in the overall consumer finance market.
2. Growth rate in the number of customer accounts and average balance.
3. Decrease in the maximum interest rate chargeable by loan business and changes in the legal framework concerning the consumer finance industry.
4. Fluctuations in the average contracted interest rate received from clients in the loan business.
5. Fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law in the loan business (herein after referred to as "the portion exceeding the interest rate ceiling")
6. Completion among
7. The rate of default by customers.
8. Our credit screening ability with regard to our customers, based on a credit database.
9. Overall Japanese economic conditions.
10. Our maximum amount of borrowing available through financing and our financing costs.
11. The level of our advertising, personnel, and other expenses.

(b) Business Results

We are focused on promoting efficiency for the customer, including the introduction of automatic contract machines, prompt ACOM MasterCard issuance, and expansion of the ATM and cash dispenser network mainly within financial institutions. Moreover, we are formulating activities such as branding and public relations in the mass media in order to improve our corporate image. As a result, we have achieved satisfactory results in expanding our business contents.

The Group achieved increases in both sales and profit until the fiscal year ended March 2002. However, for the succeeding several years, the financial results of the Group were unstable, alternating between increased profit and decreased profit. This was due to increases in the allowance for bad debts caused by the rise in legal proceedings related to bad debt write-offs, such as personal bankruptcies and civil rehabilitation proceedings. This was against the backdrop of a deteriorating business environment with unemployment rates running high and personal income decreasing, and a prolonged slump in the national economy. During the first half of the current consolidated fiscal year, Japan's economy was steadily recovering overall thanks to a continued increase in capital investment, reflecting high corporate earnings and firm consumer spending stemming from the improved employment situation and higher wage levels. Nevertheless, a steep loss was recorded in the business results of the current interim consolidated accounting period, primarily because of increased losses on repayments on the portion of interest exceeding interest ceilings in the loan business, as well as allocation of the allowance for loss on interest repayments to be reserved for future repayment risk.

We will make our efforts to respond swiftly to changes in the business environment and promote efficiency through cost reduction while strengthening our credit screening and counseling functions. However, our performance may be influenced by factors such as changes in the Japanese economic conditions, the consumer finance market, and the competitive situation.

(B) Legal restrictions

Loan business (consumer finance business), as our group's core activity, is governed by the following laws: Regulations Governing Money Lending Business Law (hereinafter referred to as "RMBL") and the Acceptance of Contributions, Money Deposits, and Interest Law (hereinafter referred to as "ACMI"). Our credit card business and installment sales business are governed by the Law Concerning Installment Sales (hereinafter referred to as "LCIS"). The aforementioned laws govern each business, in all aspects of operation.

(a) Regulations regarding RMBL and LCIS

Each company engaged in loan business in ACOM Group shall be registered as an eligible money lender pursuant to Article 3 of RMBL. RMBL stipulates several restrictions on loan business, including prohibition of excessive lending, restrictions on indication of lending conditions, prohibition of excessive advertising, issue and delivery of documents and receipts for each payment of principal and interest on the loan, maintenance of book-keeping, restrictions on receipt of blank power of attorney, restriction on excessive collection activities, and the return of loan certificates to borrowers. RMBL defines administrative punishments (suspension of all or part of operations, or revocation of the money lending license) and penalties for money lenders in violation of these provisions.

In addition, the LCIS requires a description of the terms and conditions of the transaction, the issue of a written document, and prevention of excessive purchasing beyond paying capacity. A penalty will be imposed on failures to comply with the provisions.

In the event that part of our business needs to be restricted due to changes in our business rules following amendment of the laws or new judicial judgments, our loan business and installment sales business and the overall performance may be adversely affected.

(b) Regulations regarding lending rates

The maximum interest rate chargeable by ACOM Group is regulated by ACMI. According to the law, this maximum interest rate may be "reviewed and modified at the end of the three-year period (January 2007) following enforcement of the amended RMBL and ACMI, taking into consideration the capital requirements and other economic and financial situations and the money lending company business practice of setting interest rates according to the financial strength or credit status of those in need of funds."

The interest rates charged by ACOM Group in all of our loan products are lower than the ACMI interest rate ceilings. If, however, the maximum interest rates under the ACMI should be reduced below the current interest rates charged by ACOM Group, the performance of, and income from, our loan business may be adversely affected.

(c) Increase of losses from reimbursement of the portion of interest in excess of the interest ceiling to customers

Apart from the interest rate ceilings defined by ACMI, Article 1, Section 1 of the Interest Rate Restriction Law (hereinafter referred to as "IRRL") specifies that, under any loan agreement, the portion of interest that is higher than the interest rate ceiling (If the principal is less than 100,000 yen, the interest is 20% per annum. From 100,000 yen up to 1 million yen, 18% per annum. Over 1 million yen, 15% per annum) is deemed invalid. Section 2 of the above Article stipulates that in the case wherein the debtor voluntarily pays the portion of interest in excess of the interest ceiling as specified above, he/she cannot claim reimbursement of the said interest.

According to Article 43 of RMBL, given that a written document is issued at the inception of the contract as prescribed by law and that the payment of interest fulfills the conditions set forth therein, the interest is deemed to be reimbursable, notwithstanding the provisions in Article 1, Section 1 of IRRL.

A portion of the maximum interest rate chargeable by ACOM Group exceeds the interest rate ceilings specified in IRRL. In the event that our customers (including agents such as lawyers) apply for a court-mandated rehabilitation or personal bankruptcy, they may deny the payment of the portion exceeding the interest rate ceiling, or seek reimbursement of the said portion that has already been paid to ACOM Group. In some cases, ACOM Group writes off such debts or reimburses such portion of the interest.

In addition, several consumers have taken legal action against consumer finance companies, including ACOM, calling for a reimbursement of the portion of interest exceeding the interest rate ceiling, asserting that such portion of interest does not meet a part of the requirements set forth in Article 43 of RMBL. Recently, in some of court precedents, plaintiffs' demands were accepted.

Under this situation, customers have been increasingly refusing payment of the portion of interest exceeding the interest rate ceiling and/or calling for reimbursement of such portion already paid year by year, and this trend might be accelerated in the future. The increasing cases of claims might cause a negative effect on ACOM Group's business performance.

(C) Financing

(a) Financing

ACOM Group primarily secures the necessary funds for operations and debt repayments not only through cash provided by operating activities, but also through financing activities such as borrowings from financial institutions—including banks and insurance companies—and direct financing from capital markets, including bond issues. As of the end of this accounting period, 49.3% of our corporate group's outstanding interest-bearing debt is resourced from the top 10 lender banks and other financial institutions (excluding those from syndicated loans). While our corporate group has steadily diversified its funding resources in recent years, there is no assurance that the existing main banks and lenders to our corporate group will not change their current lending policy toward us due to a potential reorganization of financial groups in Japan or other factors. Furthermore, there is no assurance that capital markets will always be available as a reliable financing resource in the future.

Our corporate group has not experienced significant difficulties in raising money in recent years, however, if our company's credit rating was to be downgraded by a credit rating agency, this may cause an increase in interest costs and have a negative effect on our fund raising capabilities in both public and private placement bond markets. Such events would consequently have a significant influence on our business performance.

(b) Borrowing rate of interest

While our borrowing interest rates may fluctuate due to the market environment or other factors, the maximum lending interest rate is limited to 29.2% according to the rules stipulated by the Investment Deposit and Interest Rate Law, irrespective of fluctuations in borrowing interest rates. In order to minimize interest-rate risks, our corporate group takes

various measures, including the use of interest caps and interest rate swap contracts, to mitigate the possible influence of interest-rate fluctuations or other factors in accordance with the principle of securing 80% or more of fixed interest rate based debt among the total debt. However, a possible rising of interest rates might have a negative impact on our business performance in the future.

(D) Allowance for bad debts

In respect of loans receivable and installment sales receivable constituting a majority of total assets of our corporate group, we set up an allowance for bad debts based on the conditions of borrowers and the estimates of pledged collateral value as of the end of this accounting period.

An increase of payment delays and uncollected loans receivable might occur due to future changes in economic conditions, the market environment, and the social structure in Japan. The may also be potential increases in the number of individuals (including loan customers of our corporate group) pursuing remedies under the guardianship of the laws by a revision of legal systems including the Bankruptcy Act, the Law Concerning Specific Conciliation, the Civil Rehabilitation Law, and the Judicial Scrivener Law. For these reasons, an increase in our allowance for bad debts may cause a negative effect on the business performance of our corporate group.

(E) Problem of multiple debtors

For the purpose of addressing the problem of debtors who take out heavy loans or credit-card loans from multiple consumer credit companies, the "Liaison Group of Consumer Finance Companies" announced five urgent tasks, constituting "Promotion of consumer enlightenment activities," "Improvement of counseling functions for consumer loan customers," " Further rigorous credit administration," "Review of advertising content," and "Implementation of disclosure." The group has been taking a serious approach to solving the problems of individual bankruptcies and heavy debtors, as seen by the "Japan Consumer Counseling Fund," which was founded by the leadership of the group on June 13, 1997, with the aim of improving our counseling functions. Moreover, our corporate group has been striving to prevent an increase in heavy debtors and the occurrence of unrecoverable loans by implementing a review of personal credit data obtained from a personal credit information agency on a regular basis, for determining initial and subsequent credit limits for each individual borrower.

In the case wherein the number of multiple debtors increases due to future changes in economic conditions or the market environment in Japan or other factors, an increase in the allowance for bad debts may cause a negative effect on the business performance of our corporate group.

(F) Information system

For the purpose of creating new business, supplying services to customers, and business management, etc., our corporate group is dependent on and has increased its reliance on internal and external information and technical systems. Many new loan customers have opened a loan account through our "MUJINKUN" automatic contract machines, and many prefer to access their loan accounts through ATMs installed by our company and affiliated consumer loan facilities' ATMs to enjoy the services offered.

Our corporate group is further increasing reliance on cutting-edge software, systems, and networks for managing the various components constituting the retail branch network, customers, and account data. ACOM Group is diversifying its operational risks so that we will be able to avoid the negative impact from potential damage or discontinuation of running communication lines, hardware and software problems arising from errors, natural disasters, power blackouts and similar events, or disruptions to support services from third parties, including telecommunications carriers and Internet providers. However, such disruptions, breakdowns, delays or other interruptions to information or technical systems might affect consumer reliance through a reduction in the number of new customers opening accounts or an increase in the number of payment delays on unpaid balances, and consequently such events may cause a negative effect on the business performance of ACOM Group.

In addition, our company has a backup center for the payment and settlement system, in order to avoid any occurrence of business discontinuation. However, it might be possible for our company's business to be suspended in the event of a natural disaster such as an earthquake or flood.

(G) Management of personal information

Upon the full enforcement of the "Law Concerning the Protection of Personal Information" from April 1, 2005, our group's main subsidiaries, including our company, are now regarded as businesses handling personal information as defined by the law. In the management of personal information, including customer information within our corporate group, we have formulated thoroughgoing safety measures for physical security, including controls on entering and leaving the computer center, and for information security, such as controlling access to computer systems. Moreover, we acquired Information Security Management System (ISMS) certification for the operation and maintenance of the Computer Center.

However, when private information is disclosed to other people for any reason whatsoever, the negative effects might not be limited to a worsening of business performance arising from a decline in the reputation of our group or compensation for damages. In the case of a violation of regulations concerning business handling personal information, our company may be subjected to recommendations, orders, and provisions.

(H) Business and capital alliance with Mitsubishi UFJ Financial Group, Inc.

In April 2004, our company entered into a business and capital alliance agreement with Mitsubishi Tokyo Financial Group, Inc. (Present: Mitsubishi UFJ Financial Group, Inc.) In the event of future changes in the legal system governing banks, including a Banking Law change, it might be possible that restrictions shall be applied to certain business areas currently available to our company, its subsidiaries or affiliate companies when a certain ratio or more of total outstanding shares of our company is held by the bank.

Moreover, when another company competing with us in the same business field concludes a similar business and capital alliance agreement with a bank or financial institution, the competition with our group is expected to be keener according to such contractual coverage.

(I) Investment

Our corporate group has so far increased investments in new businesses, including the establishment of joint ventures in new markets and the expansion of our share in the consumer loan market. Since the prospect for profits obtained from such investments is uncertain, there is no assurance that our corporate group will be able to set up or expand new joint businesses successfully.

Our corporate group makes a regular review of the profitability and potential growth of each business. It might be possible that such reviews will make us withdraw from new joint businesses or may require a decrease in human or visible resources allocated to such businesses in the future. In the case wherein a joint business falls short of its profit target, there is a risk that our corporate group will not be able to recoup its existing investments.
In addition, in the event that the stock price of marketable securities which ACOM holds drops substantially, there is a possibility of deteriorating ACOM Group's business results due to the generation of losses from holding marketable securities and a decline in shareholders' equity ratio.

(J) Significant dispute cases

As of the end of this accounting period, our company faces a significant pending litigation in facing accusations in a class-action lawsuit. In this case, the complaint requests us to refund the price paid to a participating store (one company) for goods and services related to our installment sales finance business.
Although the aggregate amount claimed in the case does not have a significant impact on the business performance of our corporate group, it might be possible that similar lawsuits could be brought successively and such occurrence could have an impact on the creditworthiness of our corporate group in future.

(K)Disposal of shares of our company held by Kyosuke Kinoshita, Chairman, Shigeyoshi Kinoshita, President & CEO and other family members, etc.

As of September 30, 2006, Kyosuke Kinoshita, Chairman of our company and Shigeyoshi Kinoshita, President & CEO of our company, in conjunction with other family members and associated companies, own approximately 40% of the total outstanding shares of our company. If these stockholders dispose of a part of their stockholdings at this point, there is the possibility that the stock price of our company may receive a negative effect from an increased supply of our stocks in the market.

(L)Shares of our company held by Kyosuke Kinoshita, Chairman, Shigeyoshi Kinoshita, President & CEO, and the family members, etc.

Since the Kinoshita family and others own or control approximately 40% of the total outstanding shares of our company, they may assert a dominant influence on important decision-making that will impact the business activities of our company, including significant business transactions such as transfer of the controlling stake in our company, restructuring of business operations, investment in other businesses or assets, or the terms and conditions of future financing.

(M) Deregulation

As the legal regulations currently governing the consumer loan industry have been further tightened, including the revision of Money Lending Control Law on January 16, 2004, and a drastic change in market share is not expected by new entrants from outside the industry, we do not expect that new entrants from outside the industry will make a significant change to our market share or have an impact on the business performance of our corporate group in the foreseeable future.

However, if the regulations are relaxed in future, a new situation of competition might occur in the consumer loan industry, and this could have an impact on the business performance of our corporate group.

4. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September 30, 2005)		This interim consolidated accounting period (As of September 30, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	1,904,071	91.5	1,898,070	91.9	1,903,724	90.4	(5,653)	(0.3)
Cash and time deposits	82,676		74,854		70,402		4,452	6.3
Trade notes and accounts receivable	438		311		432		(120)	(27.9)
Loans receivable	1,697,962		1,692,422		1,703,172		(10,750)	(0.6)
Installment accounts receivable	158,079		114,037		131,456		(17,418)	(13.3)
Marketable securities	1,201		28		721		(693)	(96.0)
Inventories	21,966		4,149		21,507		(17,358)	(80.7)
Purchased receivables	—		20,898		—		20,898	—
Deferred tax assets	29,445		45,579		42,591		2,987	7.0
Short-term loans	9,999		21,791		26,997		(5,205)	(19.3)
Other current assets	25,011		27,835		35,527		(7,691)	(21.6)
Allowances for bad debts	(122,712)		(103,838)		(129,084)		25,246	(19.6)
II. Fixed assets	177,288	8.5	167,464	8.1	202,956	9.6	(35,491)	(17.5)
Tangible fixed assets	50,301	2.4	50,766	2.4	52,002	2.5	(1,235)	(2.4)
Buildings and structures	18,988		18,618		19,204		(585)	(3.0)
Equipment and furniture	14,298		15,201		15,787		(586)	(3.7)
Land	16,999		16,937		16,999		(61)	(0.4)
Other tangible fixed assets	14		9		11		(1)	(15.7)
Intangible fixed assets	1,381	0.1	1,240	0.1	1,268	0.0	(27)	(2.2)
Investments and other assets	125,605	6.0	115,458	5.6	149,686	7.1	(34,228)	(22.9)
Investments in securities	105,527		94,203		127,787		(33,583)	(26.3)
Deferred tax assets	1,065		1,292		1,127		164	14.6
Guaranty money deposited	10,389		10,379		10,503		(124)	(1.2)
Prepaid pension expenses	292		1,257		1,667		(409)	(24.5)
Other investments and assets	11,095		10,528		11,135		(607)	(5.5)
Allowance for bad debts	(2,764)		(2,203)		(2,535)		331	(13.1)
Total Assets	2,081,360	100.0	2,065,535	100.0	2,106,681	100.0	(41,145)	(2.0)

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September 30, 2005)		This interim consolidated accounting period (As of September 30, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Liabilities)								
I. Current liabilities	497,086	23.9	409,653	19.8	468,670	22.3	(59,017)	(12.6)
Notes and accounts payable	4,631		3,233		4,777		(1,544)	(32.3)
Short-term loans	74,600		46,752		51,729		(4,977)	(9.6)
Current portion of long-term loans	247,672		213,485		229,633		(16,417)	(7.0)
Commercial paper	30,000		60,000		50,000		10,000	20.0
Current portion of bonds and notes	85,340		35,000		55,000		(20,000)	(36.4)
Accrued income taxes	22,712		23,549		26,375		(2,826)	(10.7)
Deferred tax liabilities	0		—		7		(7)	—
Allowance for loss on debt guarantees	1,524		1,895		1,647		248	15.0
Allowance for loss on interest repayments	—		—		23,700		(23,700)	—
Deferred income on installment sales	15,796		8,987		11,485		(2,498)	(21.8)
Other current liabilities	14,809		16,750		14,313		2,436	17.0
II. Fixed liabilities	673,940	32.4	1,033,912	50.1	705,415	33.5	328,496	46.6
Straight bonds	205,000		209,060		210,000		(940)	(0.4)
Long-term loans	451,651		449,136		468,222		(19,085)	(4.1)
Deferred tax liabilities	11,995		13,397		22,062		(8,664)	(39.3)
Allowance for employees' retirement benefits	289		295		318		(22)	(7.2)
Allowance for directors' and corporate auditors' retirement benefits	803		862		851		10	1.2
Allowance for loss on interest repayments	—		357,500		—		357,500	—
Other fixed liabilities	4,200		3,659		3,961		(301)	(7.6)
Total liabilities	1,171,027	56.3	1,443,565	69.9	1,174,085	55.8	269,479	23.0

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September 30, 2005) Amount	Composition ratio	This interim consolidated accounting period (As of September 30, 2006) Amount	Composition ratio	Prior consolidated fiscal year (As of March 31, 2006) Amount	Composition ratio	Changes Amount	Percentage
		%		%		%		%
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	4,785	0.2	—	—	4,873	0.2		
(Shareholders' equity)								
I. Common stock	63,832	3.1	—	—	63,832	3.0		
II. Capital surplus	76,121	3.6	—	—	76,020	3.6		
III. Earned surplus	767,777	36.9	—	—	776,021	36.9		
IV. Securities valuation adjustment	18,655	0.9	—	—	31,886	1.5		
V. Foreign currency translation adjustments	(1,962)	(0.1)	—	—	(1,498)	(0.1)		
VI. Treasury stock	(18,877)	(0.9)	—	—	(18,538)	(0.9)		
Total shareholders' equity	905,547	43.5	—	—	927,722	44.0		
Total liabilities, minority interests, and shareholders' equity	2,081,360	100.0	—	—	2,106,681	100.0		
(Net assets)								
I. Shareholders' equity			604,177	29.3				
Common stock			63,832	3.1				
Capital surplus			76,010	3.7				
Earned surplus			482,842	23.4				
Treasury stock			(18,508)	(0.9)				
II. Valuation and translation adjustments			10,482	0.5				
Securities valuation adjustment			11,993	0.6				
Deferred gains (losses) on hedges			(3)	(0.0)				
Foreign currency translation adjustments			(1,507)	(0.1)				
III. Minority interests			7,309	0.3				
Total net assets			621,969	30.1				
Total liabilities and net assets			2,065,535	100.0				

(2) Interim Consolidated Income Statements

(Millions of yen)

Subject / Term	Prior interim consolidated accounting period From April 1, 2005 to September 30, 2005		This interim consolidated accounting period From April 1, 2006 to September 30, 2006		Change		Prior consolidated fiscal year From April 1, 2005 to March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	222,182	100.0	215,880	100.0	(6,302)	(2.8)	445,431	100.0
Interest on loans receivable	195,781		188,184		(7,597)	(3.9)	389,387	
Fees from credit card business	3,144		2,992		(152)	(4.8)	6,211	
Fees from installment sales finance business	7,291		4,496		(2,795)	(38.3)	13,733	
Fees on guaranteed loans receivable	2,530		2,903		373	14.8	5,203	
Collection of purchased loans receivable	4,936		6,973		2,037	41.3	13,322	
Other financial income	15		30		14	90.2	49	
Sales	3,809		4,838		1,028	27.0	7,681	
Other operating income	4,673		5,461		788	16.9	9,841	
II. Operating expenses	143,390	64.5	157,668	73.0	14,278	10.0	335,039	75.2
Financial expenses	10,472	4.7	10,136	4.7	(335)	(3.2)	20,711	4.6
Cost of purchased loans receivable	2,732	1.2	4,287	2.0	1,555	56.9	8,064	1.8
Cost of sales	2,448	1.1	3,321	1.5	872	35.6	5,126	1.2
Other operating expenses	127,736	57.5	139,922	64.8	12,185	9.5	301,136	67.6
Operating profit	78,792	35.5	58,211	27.0	(20,581)	(26.1)	110,392	24.8
III Non-operating income	1,246	0.6	1,823	0.8	577	46.3	2,759	0.6
Interest income	139		207		68	48.8	329	
Dividends received	168		513		345	204.9	484	
Gains on investments in equity-method	251		465		214	85.3	734	
Income from anonymous association agreement	234		—		(234)	—	—	
Rent from corporate residence	246		249		2	1.2	493	
Other non-operating income	205		386		180	87.9	717	
IV. Non-operating expenses	123	0.1	18	0.0	(104)	(84.8)	140	0.0
Interest expenses	3		0		(3)	(95.8)	5	
Loss on investments in investing business association	77		4		(73)	(94.8)	71	
Other non-operating expenses	41		14		(27)	(65.2)	64	
Income before extraordinary items	79,916	36.0	60,016	27.8	(19,899)	(24.9)	113,011	25.4
V. Extraordinary income	400	0.2	221	0.1	(179)	(44.8)	411	0.1
Gains on sale of fixed assets	223		0		(222)	(99.8)	224	
Gains on sale of investments in securities	177		198		20	11.6	177	
Other extraordinary income	—		22		22	—	9	
VI. Extraordinary losses	743	0.4	317,461	147.1	316,717	—	1,363	0.3
Loss on sale of fixed assets	364		40		(324)	(89.0)	468	
Loss on disposal of fixed assets	345		272		(72)	(21.1)	802	
Impairment loss	—		8		8	—	4	
Loss on sale of investments in securities	—		18		18	—	—	
Loss on revaluation of investments in securities	—		33		33	—	—	
Special Provision for loss on interest repayments	—		317,061		317,061	—	—	
Other extraordinary losses	33		26		(7)	(21.5)	88	
Income (loss) before income taxes	79,572	35.8	(257,223)	(119.2)	(336,796)	—	112,059	25.2
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	22,078	14.9	23,063	11.5	984	(25.1)	47,389	10.5
Deferred income taxes	11,057		1,739		(9,317)		(968)	
Minority interests in earnings of consolidated subsidiaries	86	0.0	115	0.0	28	33.6	43	0.0
Net income	46,351	20.9	(282,140)	(130.7)	(328,492)	—	65,595	14.7

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (From April 1, 2005 to September 30, 2005)		Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)	
	Amount		Amount	
Capital surplus				
I. Capital surplus at the beginning of the fiscal year		76,458		76,458
II. Decrease in capital surplus				
Net loss on disposal of treasury stock	336	336	438	438
III. Capital surplus at the end of the interim accounting period and fiscal year		76,121		76,020
Earned surplus				
I. Earned surplus at the beginning of the fiscal year		730,168		730,168
II. Increase in earned surplus				
Net income	46,351	46,351	65,595	65,595
III. Decrease in earned surplus				
Dividends	8,706		19,706	
Bonuses to directors	36	8,743	36	19,742
IV. Earned surplus at the end of the interim accounting period and fiscal year		767,777		776,021

(4) Summarized Consolidated Statement of Changes in Net Assets

This Interim Accounting Period (From April 1, 2006 to September 30, 2006)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	63,832	76,020	776,021	(18,538)	897,334
Changes during this interim accounting period					
Dividends from surplus (note)			(11,003)		(11,003)
Bonuses to directors (note)			(34)		(34)
Net income (loss) for this interim accounting period			(282,140)		(282,140)
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(9)		30	21
Total changes during this interim accounting period		(9)	(293,178)	30	(293,157)
Balance as of September 30, 2006	63,832	76,010	482,842	(18,508)	604,177

	Valuation and translation adjustments				Minority interest	Total net assets
	Securities valuation adjustment	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	31,886	—	(1,498)	30,387	4,873	932,595
Changes during this interim accounting period						
Dividends from surplus (note)						(11,003)
Bonuses to directors (note)						(34)
Net income (loss) for the this interim accounting period						(282,140)
Acquisition of treasury stock						(0)
Disposal of treasury stock						21
Net changes of items other than shareholders' equity during this interim accounting period	(19,892)	(3)	(8)	(19,904)	2,436	(17,468)
Total changes during this interim accounting period	(19,892)	(3)	(8)	(19,904)	2,436	(310,625)
Balance as of September 2006	11,993	(3)	(1,507)	10,482	7,309	621,969

Note: Items represent disposal of retained earnings at the Annual Shareholders' Meeting in June 2006.

(5) Interim Consolidated Statements of Cash Flows

(Millions of yen)

Subject / Term	Prior interim consolidated accounting period From April 1, 2005 to September 30, 2005	This interim consolidated accounting period From April 1, 2006 to September 30, 2006	Change	Prior consolidated fiscal year From April 1, 2005 to March 31, 2006
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
Income (loss) before income taxes	79,572	(257,223)	(336,796)	112,059
Depreciation and amortization	2,277	2,016	(260)	4,805
Impairment loss	—	8	8	4
Increase (decrease) in allowance for bad debts	(4,830)	(25,850)	(21,019)	1,084
Increase (decrease) in allowance for loss on debt guaranteed loans receivable	(34)	248	282	89
Increase (decrease) in allowance for loss of interest repayments	—	333,800	333,800	23,700
Increase (decrease) in allowance for employees' retirement benefits	32	(31)	(64)	51
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	(44)	10	54	3
Non-operating interest and dividends income	(308)	(721)	(413)	(814)
Non-operating interest expense	3	0	(3)	5
Amortization of bond-issue expenses	193	40	(152)	383
Loss (gain) on foreign currency exchanges	(9)	0	10	(36)
Loss (gain) on investments in equity-method	(251)	(465)	(214)	(734)
Loss (gain) on sales of tangible fixed assets	141	15	(126)	144
Loss on disposal of tangible fixed assets	345	272	(72)	802
Loss (gain) on sales of investments in securities	(177)	(179)	(1)	(177)
Loss on revaluation of investments in securities	—	33	33	—
Decrease (increase) in notes and accounts receivable	123	120	(2)	129
Decrease (increase) in loans receivable	(17,778)	12,296	30,075	(21,697)
Decrease (increase) in installment accounts receivable	18,698	18,475	(222)	47,101
Decrease (increase) in inventories	(3,269)	(58)	3,211	(4,803)
Decrease (Increase) in purchased receivables	—	(3,474)	(3,474)	—
Decrease (increase) in other current assets	(25)	(594)	(569)	(268)
Increase (decrease) in notes and accounts payable	(1,449)	(1,553)	(104)	(1,343)
Increase (decrease) in deferred income on installment sales	(2,035)	(2,732)	(697)	(6,741)
Increase (decrease) in other current liabilities	(2,969)	2,425	5,395	(3,724)
Bonus paid to directors	(36)	(34)	2	(36)
Increase (decrease) in other operating activities	889	12	(876)	(911)
Subtotal	69,057	76,858	7,801	149,074
Non-operating interest and dividends received	355	772	417	852
Non-operating interest paid	(4)	(0)	4	(5)
Income taxes paid	(27,859)	(25,818)	2,040	(49,695)
Cash used in operating activities	41,548	51,812	10,264	100,226

(Millions of yen)

Subject / Term	Prior interim consolidated accounting period From April 1, 2005 to September 30, 2005	This interim consolidated accounting period From April 1, 2006 to September 30, 2006	Change	Prior consolidated fiscal year From April 1, 2005 to March 31, 2006
	Amount	Amount	Amount	Amount
II. Cash flow from investing activities				
Additions to time deposit	(10)	—	10	(10)
Maturity of time deposit	46	—	(46)	112
Proceeds from sale of securities	—	576	576	590
Purchase of tangible fixed assets	(1,793)	(1,197)	595	(4,227)
Proceeds from sale of tangible fixed assets	791	58	(733)	798
Purchase of investments in securities	(45,630)	(257)	45,373	(46,078)
Proceeds from sale of investments in securities	946	1,031	85	1,796
Proceeds from collection of loans	34	—	(34)	34
Increase in other investments	(289)	(500)	(211)	(1,214)
Decrease in other investments	2,227	643	(1,584)	3,200
Increase (decrease) in other investment activities	(0)	—	0	24
Net cash provided by (used in) investing activities	(43,678)	353	44,031	(44,973)
III. Cash flow from financing activities				
Proceeds from short-term loans	140,032	168,667	28,635	262,945
Repayments of short-term loans	(101,602)	(174,326)	(72,724)	(248,009)
Proceeds from issue of commercial paper	70,000	110,000	40,000	160,000
Payments for redemption of commercial paper	(60,000)	(100,000)	(40,000)	(130,000)
Proceeds from issue of straight bonds	29,807	9,018	(20,788)	59,615
Payments for redemption of straight bonds	(15,300)	(30,000)	(14,700)	(71,040)
Payments for deposit on redemption of straight bonds	—	—	—	(10,000)
Proceeds from deposit on redemption of straight bonds	—	10,000	10,000	—
Proceeds from long-term debt	44,520	81,575	37,054	171,962
Repayments of long-term debt	(141,612)	(118,244)	23,368	(271,851)
Gain on disposal of treasury stock	783	21	(762)	1,020
Payments for purchase of treasury stock	(9,207)	(0)	9,207	(9,207)
Cash dividends paid by the Company	(8,705)	(11,009)	(2,303)	(19,694)
Increase (decrease) in other financing activities	(91)	(33)	57	(130)
Net cash provided by financing activities	(51,375)	(54,330)	(2,955)	(104,389)
IV. Effect of exchange rate change on cash and cash equivalents	246	(38)	(284)	616
V. Increase (decrease) in cash and cash equivalents	(53,258)	(2,203)	51,055	(48,520)
VI. Cash and cash equivalents at the beginning of the year	145,920	97,399	(48,520)	145,920
VII. Increase in cash and cash equivalents due to inclusion of new consolidated subsidiaries	—	1,450	1,450	—
VIII. Cash and cash equivalents at the end of the interim accounting period and fiscal year	92,661	96,646	3,985	97,399

(5) Significant Items Relating to the Preparation of Interim Consolidated Financial Statements

(A) Extent of consolidation

Number of consolidated subsidiaries: 21

For the names of consolidated subsidiaries, please refer to the section entitles "1. State of Business Group."

From this interim consolidated accounting period, pursuant to "PITF No. 20 Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (issued by the Accounting Standards Board of Japan on September 8, 2006)," MTBC First Investment Partnership, MTBC Second Investment Partnership and MTBC Third Investment Partnership became consolidated subsidiaries.

Yugensekinin-Chukanhojin Mirai Capital and Power Investments LLC were newly established and became consolidated subsidiaries in this consolidated fiscal year.

ACOM PACIFIC INC., which was a consolidated subsidiary until the prior consolidated fiscal year, is excluded from consolidated subsidiaries as it was dissolved during the prior consolidated fiscal year.

(B) Application of the equity method

Number of equity method affiliates: 1

For the names of equity method affiliates, please refer to the section entitles "1. State of Business Group."

(C) Matters relating to fiscal year, etc. of subsidiaries

The interim periods of the following consolidated subsidiaries end on June 30:

ACOM (U.S.A.) INC.
EASY BUY Public Company Limited
ACOM FUNDING CO., LTD.
Yugensekinin-Chukanhojin Mirai Capital
Power Investments LLC
MTBC First Investment Partnership
MTBC Second Investment Partnership
MTBC Third Investment Partnership
AC Ventures Fourth Investment Partnership

The interim period of the following consolidated subsidiary ends on August 31:

AC Ventures Fifth Investment Partnership

The interim consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the interim consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies

(a) Valuation and computation of assets

(1) Securities

Securities held to maturity ... Amortized cost method (straight-line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(2) Inventories

Purchased loans receivable ... Cost on an individual specified cost basis

Merchandise

Paintings ... Cost on an individual specified cost basis
Others merchandise ... Cost based on the last purchase price method
Miscellaneous items ... Cost based on the first-in first-out method

(3) Derivative transactions

Option transaction ... Market value
Swap transaction ... Market value

(b) Depreciation of property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries ... Declining balance method
At overseas consolidated subsidiaries ... Straight-line method

(Depreciable life)
Buildings and structures ... 3 to 49 years
Equipment and furniture ... 2 to 20 years
(2) Intangible fixed assets ... Straight-line method
(3) Long-term prepaid expenses ... Amortized in equal installments
(4) Deferred assets
Stock issue expenses... Entire amount expensed as incurred

(c) Basis for calculating allowances
(1) Allowance for bad debts
In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.
Overseas consolidated subsidiaries make an allowance as necessary having considered the likelihood of recovery on an individual basis.
(2) Allowance for loss on debt guarantees
In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim consolidated accounting period.
(3) Allowance for loss on interest repayments
We estimate and allocate a reasonable amount of repayments to be reserved for future loss on interest repayments, based on the historical data of repayments and recent status of repayments.
(Additional information)
In response to "Audit procedures of consumer financing companies concerning the allowance for loss caused by interest repayments claims (Technical topic report No. 37)," which was issued by the Japanese Institute of Certified Public Accountants on October 13, 2006 to clarify the policy concerning methods for calculating the allowance for loss on interest repayments and the reasonable period of estimation, the method used to compute amounts of the said allowance was changed in this consolidated interim accounting period.
The balance of 317,061 million yen between the allowance amount at the beginning of period computed based on the aforementioned procedures and the allowance amount computed based on the estimation method of the previous consolidated fiscal year (including 33,238 million yen, the amount transferred from the initial balance of the allowance) was included in the extraordinary loss.
As a result, compared to the method utilized in the previous consolidated fiscal year, operating profit and income before extraordinary items increased by 41,754 million yen, and loss before income taxes increased by 275,306 million yen.
(4) Allowance for retirement benefits
The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of the consolidated fiscal year. Adjustments are made to determine the amounts applicable to the end of interim consolidated accounting period.
Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.
Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.
An some of overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.
(5) Allowance for directors' and statutory auditors' retirement benefits
The Company and some of its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the interim financial statements of consolidated companies on which interim consolidated financial statements are based
Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as profit or loss.
The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for significant lease transactions
The Company and some of its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments … Interest-rate swaps agreements and interest-rate caps

Items hedged … Loans with variable interest rates

Currency related derivatives

Hedging instruments … Currency swaps agreements

Items hedged … Loans denominated in foreign currency

(3) Hedging policy

The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans and bonds.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers … Recognized mainly by credit-balance method

Fees from member outlets … Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets … Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivable … Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(7) Change in Accounting Policies

(Accounting standards for presentation of net assets in the balance sheet)

"ASBJ Statement No. 5, Accounting Standards for Presentation of Net Assets in the Balance Sheet and its Implementation Guidance (issued by the Accounting Standards Board of Japan on December 9, 2005)" and "ASBJ Guidance No. 8, Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (issued by the Accounting Standards Board of Japan on December 9, 2005)" have been applied from the current interim consolidated accounting period.

The amount corresponding to the conventional shareholders' equity is 614,663 million yen.

Additionally, the statement of net assets in the current interim consolidated accounting period was prepared in accordance with the revised rules for interim consolidated financial statements in response to the amendment of the regulations concerning such statements.

(Practical application of control criteria and influence criteria to investment associations)

"PITF No. 20 Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations (issued by the Accounting Standards Board of Japan on September 8, 2006)" has been adopted from the current interim

consolidated accounting period.

Comparison of the results based on the above method to those based on the conventional standard is discussed below.

<Interim consolidated balance sheet>

Current assets increased by 2,755 million yen, fixed assets decreased by 278 million yen, current liabilities increased by 14 million yen, and minority interests in consolidated subsidiaries increased by 2,491 million yen.

<Interim consolidated income statements>

Operating income increased by 385 million yen, operating expenses increased by 61 million yen, operating profit and income before extraordinary items increased by 323 million yen, loss before income taxes decreased by 323 million yen, and minority interests in consolidated subsidiaries increased by 323 million yen.

<Interim consolidated statements of cash flows>

The cash flow from operating activities decreased by 288 million yen, and cash and cash equivalents increased by 1,450 million yen due to additional consolidation of subsidiaries, thus the balance of cash and cash equivalents at the end of the interim accounting period increased by 1,162 million yen.

(8) Changes in disclosure methods

(Interim consolidated balance sheet)

"Purchased receivables" which was included and presented in the "Inventories" account of current assets up to the prior interim consolidated accounting period, are now separately presented, as the amount of purchased receivables has exceeded one per cent of the total assets.

The "Purchased receivables" figure of the previous interim consolidated accounting period was 15,930 million yen.

(Interim consolidated statements of cash flows)

"Decrease (increase) in purchased receivables," which was included in the "Decrease (increase) in inventories" under cash flow for the operating activities up to the prior interim consolidated accounting period, is separately presented in the interim consolidated statements of cash flows as well in accordance with a separate statement of "Purchased receivables."

The "Decrease (increase) in purchased receivables" of the previous interim consolidated accounting period was a decrease of 3,206 million yen.

(9) Notes to Interim Consolidated Balance Sheets

Prior interim consolidated accounting period (As of September 30, 2005)	This interim consolidated accounting period (As of September 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
1. Cumulative depreciation of tangible fixed assets 45,177 million yen	1. Cumulative depreciation of tangible fixed assets 47,253 million yen	1. Cumulative depreciation of tangible fixed assets 46,018 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 413,416 <62,002> [29,806]	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 272,246 <31,764> [24,512]	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 340,716 <46,582> [27,623]
(2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 142,730 <29,134> [7,960] Long-term loans 259,656 <31,757> [11,940] Total 403,386 <61,891> [19,900] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	(2) Secured liabilities Current portion of long-term loans 119,359 <19,519> [7,960] Long-term loans 140,297 <12,238> [3,980] Total 259,656 <31,757> [11,940] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	(2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of long-term loans 130,508 <24,217> [7,960] Long-term loans 197,383 <21,254> [7,960] Total 328,891 <46,471> [15,920] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.
3. ―――――	3. Bills matured on the last day of the interim consolidated accounting period As to accounting procedures for bills matured on the last day of the interim consolidated accounting period, they were settled on the date of clearance. However, the last day of the current interim consolidated accounting period fell on a banking holiday, therefore, 2 million yen of trade note receivables that matured on the last day of the interim consolidated accounting period are included in the balance at the end of the interim consolidated accounting period.	3. ―――――
4. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 83,580 Allowance for loss on debt guarantees 1,524 Net 82,056	4. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 98,754 Allowance for loss on debt guarantees 1,895 Net 96,858	4. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 89,894 Allowance for loss on debt guarantees 1,647 Net 88,246

Prior interim consolidated accounting period (As of September 30, 2005)	This interim consolidated accounting period (As of September 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
5. Commitment line contracts for loans receivables Loans extended by the Company and some of its consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 842,013 million yen at the end of the interim consolidated accounting period. This included a total of 572,658 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and its consolidated subsidiaries. Contracts contain provisions allowing the Company and its consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	5. Commitment line contracts for loans receivables Loans extended by the Company and some of its consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 908,451 million yen at the end of the interim consolidated accounting period. This included a total of 639,242 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim consolidated accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and its consolidated subsidiaries. Contracts contain provisions allowing the Company and its consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	5. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 880,903 million yen at the end of the accounting period. This included a total of 611,480 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.

Prior interim consolidated accounting period (As of September 30, 2005)

6. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 4,499 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 26,450 million yen. Under the policies stipulated in Japan's tax laws, 13,051 million yen of this amount would be classified as loans overdue by three months or more, 5,915 million yen as restructured loans and 7,484 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(8,591) 8,591	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(11,701) 38,152	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(15,600) 2,548	Loans other than the above that are overdue by three months or more.
Restructured loans	(51,438) 45,523	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(87,331) 94,815	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

This interim consolidated accounting period (As of September 30, 2006)

6. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 3,547 million yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 54,080 million yen. Under the policies stipulated in Japan's tax laws, 19,095 million yen of this amount would be classified as loans overdue by three months or more, 8,289 million yen as restructured loans and 26,694 million yen as loans no longer in arrears.

Accrued interest on the loans of domestic consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,317) 7,317	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(15,393) 69,473	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(20,294) 1,199	Loans other than the above that are overdue by three months or more.
Restructured loans	(67,411) 59,121	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(110,418) 137,112	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior consolidated fiscal year (As of March 31, 2006)

6. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,852 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 37,382 million yen. Under the policies stipulated in Japan's tax laws, 12,635 million yen of this amount would be classified as loans overdue by three months or more, 7,205 million yen as restructured loans and 17,541 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law.

That of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,707) 7,707	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(12,521) 49,904	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(14,631) 1,995	Loans other than the above that are overdue by three months or more.
Restructured loans	(61,969) 54,764	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(96,829) 114,371	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior interim consolidated accounting period (As of September 30, 2005)	This interim consolidated accounting period (As of September 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
7. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 9,999 million yen Market value of marketable securities purchased at the end of the interim consolidated accounting period 9,999 million yen	7. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 21,791 million yen Market value of marketable securities purchased at the end of the interim consolidated accounting period 21,787 million yen	7. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 26,997 million yen Market value of marketable securities purchased at the end of the consolidated accounting period 26,972 million yen
8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 7 financial institutions and designated commitment line contracts with 20 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment l line 311,710 Amount of borrowing 128,797 Unused amount 182,913	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 19 financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment l line 279,433 Amount of borrowing 101,903 Unused amount 177,529	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 22 financial institutions. As of the end of this consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 331,853 Amount of borrowing 99,004 Unused amount 232,849

(10) Notes to Interim Consolidated Income Statements

Prior interim consolidated accounting period (From April 1, 2005 to September 30, 2005	This interim consolidated accounting period (From April 1, 2006 to September 30, 2006	Prior consolidated fiscal year (From April 1, 2005to March 31, 2006
1. Other principal financial income (Millions of yen) Interest on deposits 1 Interest on loans 4 Effect of currency exchange 9	1. Other principal financial income (Millions of yen) Interest on deposits 11 Interest on loans 16 Effect of currency exchange 1	1. Other principal financial income (Millions of yen) Interest on deposits 4 Interest on loans 8 Effect of currency exchange 36
2. Principal financial expenses (Millions of yen) Interest paid 6,809 Interest on straight bonds 2,503 Bond issue expense 193	2. Principal financial expenses (Millions of yen) Interest paid 6,901 Interest on straight bonds 2,430 Bond issue expense 40	2. Principal financial expenses (Millions of yen) Interest paid 13,404 Interest on straight bonds 5,066 Bond issue expense 383
3. Principal items of operational expenses (Millions of yen) Advertising expenses 9,754 Provision for bad debts 50,064 Provision for loss on debt guarantees 786 Salaries 16,857 Retirement benefit expenses 1,616 Provision for directors' and corporate auditors' retirement benefits 49 Welfare expenses 2,068 Leases 6,856 Depreciation expenses 2,094 Fees 15,516	3. Principal items of operational expenses (Millions of yen) Advertising expenses 6,727 Provision for bad debts 55,260 Provision for loss on debt guarantees 1,290 Special Provision for loss on interest repayments 13,155 Salaries 16,962 Retirement benefit expenses 780 Provision for directors' and corporate auditors' retirement benefits 49 Welfare expenses 2,090 Leases 6,853 Depreciation expenses 1,863 Fees 17,258	3. Principal items of operational expenses (Millions of yen) Advertising expenses 19,104 Provision for bad debts 115,477 Provision for loss on debt guarantees 1,647 Special Provision for loss on interest repayments 23,700 Salaries 33,640 Retirement benefit expenses 3,223 Provision for directors' and corporate auditors' retirement benefits 98 Welfare expenses 4,223 Leases 13,747 Depreciation expenses 4,446 Fees 32,125

Prior interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	This interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)
4. Breakdown of gains on sales of fixed assets (Millions of yen) Buildings and structures 0 Equipment and furniture 9 Land 213 Total 223	4. Gains on sales of fixed assets represent profit from sales of equipment and furniture.	4. Breakdown of gains on sales of fixed assets (Millions of yen) Building and structures 0 Other tangible fixed assets 10 Land 213 Total 224
5. ————————	5. Breakdown of other extraordinary income (Millions of yen) Gains on maturity of investment trusts 22 Gains on sales of golf club membership 0 Total 22	5. Breakdown of other extraordinary income (Millions of yen) Gains on settlement of affiliated companies 7 Gains on sales of golf club membership 1 Total 9
6. Breakdown of loss on sales of fixed assets (Millions of yen) Buildings and structures 282 Equipment and furniture 9 Land 72 Total 364	6. Breakdown of loss on sales of fixed assets (Millions of yen) Buildings and structures 0 Equipment and furniture 3 Land 11 Other tangible fixed assets 24 Total 40	6. Breakdown of loss on sales of fixed assets (Millions of yen) Buildings and structures 283 Equipment and furniture 11 Land 74 Other tangible fixed assets 99 Total 468
7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below (Millions of yen) Buildings and structures 230 Equipment and furniture 115 Total 345	7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below (Millions of yen) Buildings and structures 248 Equipment and furniture 24 Total 272	7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below (Millions of yen) Buildings and structures 621 Equipment and furniture 180 Total 802
8. ————————	8.Impairment loss Our Group has reported impairment loss for this fiscal year as below: (1) Assets recognized as having suffered impairment Location / Usage / Type Iwate Hachimantai City / Welfare/ Leisure Facilities / Land and Buildings etc. Shizuoka Hamamatsu City / Welfare/ Leisure Facilities / Land and Buildings etc. Mie Toba City / Welfare/ Leisure Facilities / Land and Buildings etc. 2) Method of grouping assets The smallest units our Group has adopted for the grouping of fixed assets are as below: (a)For the loan business (part of our financial services business): regional business departments (b)For the installment sales finance business (part of our financial services business): business offices (c)For other financial or non-financial businesses: departments etc. For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows. 3) Process through which impairment loss was recognized We recognized impairment loss on property to be sold because the sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. 4) Amounts of impairment loss (Millions of yen) Buildings and structures 6 Equipment and furniture 0 Land 1 Total 8	8.Impairment loss Our Group has reported impairment loss for this fiscal year as below: (1) Assets recognized as having suffered impairment Location / Usage / Type Mie Toba City / Welfare/ Leisure Facilities / Land and Buildings etc. 2) Method of grouping assets The smallest units our Group has adopted for the grouping of fixed assets are as below: (a)For the loan business (part of our financial services business): regional business departments (b)For the installment sales finance business (part of our financial services business): business offices (c)For other financial or non-financial businesses: departments etc. For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows. 3) Process through which impairment loss was recognized We recognized impairment loss on property to be sold because the sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices. (4) Amounts of impairment loss (Millions of yen) Buildings and structures 3 Land 0 Total 4

Prior interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	This interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)
	(5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7 % the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.	(5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7 % the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.
8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 12 Provision for default of golf club Memberships 5 Temporary amortization of long-term prepaid expenses 15 Total 33	8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 2 Provision for default of golf club Memberships 3 Loss on maturity of golf club memberships 1 Temporary amortization of long-term prepaid expenses 19 Total 26	8. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships 15 Provision for default of golf club memberships 30 Loss on maturity of golf club memberships 15 Temporary amortization of long-term prepaid expenses 27 Total 88
10. Basis for classification of financial income and expenditure on the interim consolidate income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable that has no relationship to operating income.	10. Basis for classification of financial income and expenditure on the interim consolidate income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable that has no relationship to operating income.	10. Basis for classification of financial income and expenditure on the consolidated income statements (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable that has no relationship to operating income.

(11) Notes to Interim Consolidated Statement of Changes in Net Assets

This Interim Accounting Period (From April 1, 2006 to September 30, 2006)

(A) Matters related to issued shares

(Shares)

Type of shares	Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This interim consolidated accounting period (As of September 30, 2006)
Common shares	159,628,280	—	—	159,628,280

(B) Matters related to treasury shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This interim consolidated accounting period (As of September 30, 2006)
Common shares	2,438,225	18	4,300	2,438,943

(Outline for the change)

18 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

(C) Matters related to stock acquisition rights, etc

Company	Breakdown	Type of shares aimed of stock acquisition rights	Number of shares aimed of stock acquisition rights				Outstanding at the end of this interim consolidated accounting period
			Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This interim consolidated accounting period (As of September 30, 2006)	
ACOM CO., LTD.	Stock acquisition rights of stock options	Common shares	130,010	—	5,500	124,510	—
(Consolidated subsidiary company) IR Loan Servicing, Inc.	Stock acquisition rights of stock options	—	—	—	—	—	—

(Notes) 1. Potential number of exercising the rights is stated as number of shares aimed of stock acquisition rights

2. Outline for the change of the number of shares aimed of stock acquisition rights

Breakdown of decrease of ACOM CO., LTD. is as follows;

Decrease owing to exercising rights of stock options: 4,300 shares

Decrease owing to lapse of rights of stock options: 1,200 shares

3. The first effective date for exercising stock acquisition rights of stock options of IR Loan Servicing, Inc. is yet to be reached.

4. There is no outstanding of stock acquisition rights of stock options of IR Loan Servicing, Inc. since they are given before the operation of Companies Act.

(D) Matters related to dividends

(a) Dividends paid

Resolution	Type of shares	Total amount of dividends (millions of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders meeting as of June 22, 2006	Common shares	11,003	70.00	March 31,2006	June 23, 2006

(b) Dividends after the end of this interim consolidated accounting period of which basic date belongs to this interim consolidated accounting period

Resolution	Type of shares	Source of dividends	Total amount of dividends (million of yen)	Dividends per share (yen)	Basic date	Effective date
Board of directors as of November 8, 2006	Common shares	Earned surplus	11,003	70.00	September 30, 2006	December 8, 2006

(12) Notes to Interim Consolidated Statements of Cash Flows

Prior interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	This interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)
1. Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2005. (Millions of yen) Cash and time deposits 82,676 Marketable securities 1,201 Short-term loans 9,999 Time deposits and certificates of which term of deposit is more than three months (15) Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (1,201) Cash and cash equivalents 92,661	1. Relationship between cash and cash equivalents at the end of the interim accounting period and interim consolidated balance sheet items as at September 30, 2006. (Millions of yen) Cash and time deposits 74,854 Marketable securities 28 Short-term loans 21,791 Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (28) Cash and cash equivalents 96,646	1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as at March 31, 2006. (Millions of yen) Cash and time deposits 70,402 Marketable securities 721 Short-term loans 26,997 Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase (721) Cash and cash equivalents 97,399

(13) Segment Information

(A) Business segment information

Prior interim consolidated accounting period (from April 1, 2005 to September 30, 2005)
This interim consolidated accounting period (from April 1, 2006 to September 30, 2006)
Prior consolidated fiscal year (from April 1, 2005 to March 31, 2006)

Detailed business segment information is omitted as operating income and operating profit in financial service business account for more than 90% of total consolidated operating income and consolidated operating profit across all segments.

(B) Geographical segment information

Prior interim consolidated accounting period (from April 1, 2005 to September 30, 2005)
This interim consolidated accounting period (from April 1, 2006 to September 30, 2006)
Prior consolidated fiscal year (from April 1, 2005 to March 31, 2006)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior interim consolidated accounting period (from April 1, 2005 to September 30, 2005)
This interim consolidated accounting period (from April 1, 2006 to September 30, 2006)
Prior consolidated fiscal year (from April 1, 2005 to March 31, 2006)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(14) Lease Transactions

Prior interim consolidated accounting period (From April 1, 2005 to September 30, 2005)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	177	82	94
Equipment and furniture	5,039	3,505	1,533
Total	5,216	3,588	1,628

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	974
More than one year	690
Total	1,665

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	693
Equivalent of depreciation	660
Equivalent of interest payable	22

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees (Millions of yen)

Within a year	0
More than one year	-
Total	0

This interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	152	82	70
Equipment and furniture	3,119	2,254	865
Total	3,272	2,336	935

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	552
More than one year	401
Total	954

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	472
Equivalent of depreciation	451
Equivalent of interest payable	12

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. ――――――

Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Machinery	177	88	89
Equipment and furniture	3,941	2,793	1,148
Total	4,119	2,881	1,237

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	731
More than one year	532
Total	1,264

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	1,272
Equivalent of depreciation	1,211
Equivalent of interest payable	40

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. ――――――

(15) Securities

(A) Bonds held to maturity with market quotations

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2005)			This interim consolidated accounting period (As of September 30, 2006)			Prior consolidated fiscal year (As of March 31, 2006)		
	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)	Amount recorded on consolidated balance sheet	Market price	Unrealized gain (loss)
(a) Government/municipal	—	—	—	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—	—	—	—
(c) Miscellaneous	4,000	4,092	92	4,000	4,047	47	4,000	4,071	71
Total	4,000	4,092	92	4,000	4,047	47	4,000	4,071	71

(B) Other marketable securities with market quotation

(Millions of yen)

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2005)			This interim consolidated accounting period (As of September 30, 2006)			Prior consolidated fiscal year (As of March 31, 2006)		
	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)	Original cost	Amount recorded on consolidated balance sheet	Unrealized gain (loss)
(a) Stocks	57,215	87,722	30,507	57,645	76,958	19,312	57,658	110,023	52,365
(b) Bonds									
Government/municipal	82	85	3	82	84	2	82	84	2
Corporate	1,116	1,115	(1)	—	—	—	590	591	1
Miscellaneous	—	—	—	—	—	—	—	—	—
(c) Other	1,615	1,798	183	1,575	1,823	247	1,637	1,984	346
Subtotal	60,029	90,722	30,693	59,304	78,866	19,562	59,968	112,684	52,715

Note: In prior interim consolidated accounting period , no impairment loss was recorded with respect to other securities with market prices.
In the current interim consolidated accounting period, among other securities, those with market prices were treated with an impairment loss of 13 million yen.
Impairment loss is recorded when (i) the market price of a given marketable security fell below 50% of its original cost, and is deemed unlikely to recover to the level of the cost, or (ii) the market price fell below 30% to 50% of the cost, and the rate of decline remained 30% or higher during the past one year.

(C) Principal marketable securities where there is no market quotation

Type \ Term	Prior interim consolidated accounting period (As of September 30, 2005)	This interim consolidated accounting period (As of September 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
	Amount recorded on interim consolidated balance sheet	Amount recorded on interim consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities			
Unlisted securities (excluding OTC securities)	472	419	456
Investments in investing business association	1,069	693	666
Investments in anonymous partnership	1,219	—	631

(16) Derivative Transaction

Prior interim consolidated accounting period (from April 1, 2005 to September 30, 2005)
This Interim consolidated accounting period (from April 1, 2006 to September 30, 2006)
Prior consolidated fiscal year (from April 1, 2005 to March 31, 2006)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

(17) Footnotes to statistics per Share

Prior interim consolidated accounting period (From April 1, 2004 to September 30, 2005)	This interim consolidated accounting period (From April 1, 2005 to September 30, 2006)	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)
(Yen) Net assets per share 5,762.61 Net income per share 294.29 Net income per share diluted 294.15	(Yen) Net assets per share 3,910.19 Net income (loss) per share (1,794.86) Net income per share diluted is not presented since net loss is recorded. (Additional information) "ASBJ Statement No. 2 (revised on January 31, 2006) Accounting Standard for Earnings per Share", and its "Implementation Guidance - ASBJ Guidance No. 4 (revised on January 31, 2006), Guidance on Accounting Standard for Earnings per Share" have been applied from the current interim consolidated accounting period. Net asset value per share of the current interim consolidated accounting period computed in accordance with the traditional method is 3,910.21 yen.	(Yen) Net assets per share 5,901.70 Net income per share 416.69 Net income per share diluted 416.50

(Note) 1. Net assets per share is calculated based on the following data.

	Prior interim consolidated accounting period (As of September 30, 2005)	This interim consolidated accounting period (As of September 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Total net assets (millions of yen)	—	621,969	—
The amounts deducted from total net assets (millions of yen)	—	7,309	—
[Minority interests included in the above] (millions of yen)	[—]	[7,309]	[—]
Amounts of net assets related to common shares at the end of accounting period (millions of yen)	—	614,660	—
Number of shares issued within common shares	—	159,628,280 shares	—
Number of treasury shares within common shares	—	2,433,943 shares	—
Number of common shares to calculate net assets per share at the end of accounting period	—	157,194,337 shares	—

2. Net income (loss) per share and net income (loss) per share diluted are calculated based on the following data.

	Prior interim consolidated accounting period From April 1, 2005 to September 30, 2005	This interim consolidated accounting period From April 1, 2006 to September 30, 2006	Prior consolidated fiscal year From April 1, 2005 to March 31, 2006
Net income (loss) per share			
Net income (loss) (millions of yen)	46,351	(282,140)	65,595
Net income not available to common shareholders	—	—	34
[Bonuses to directors included in the above] (millions of yen)	[—]	[—]	[34]
Net income (loss) related to common shares (millions of yen)	46,351	(282,140)	(65,561)
Weighted average number of common shares during accounting period	157,501,805 shares	157,193,605 shares	157,337,635 shares
Net income (loss) per share diluted			
Net income effect of dilutive securities	—	—	—
Number of increase of common shares	76,458 shares	—	70,501 shares
[Stock options (stock acquisition rights) included in the above]	[76,458 shares]	[—]	[70,501 shares]
Residual securities which do not dilute net income per share	Stock options (treasury stock method) 311,000 shares	—	Stock options (treasury stock method) 308,400 shares

5. Actual results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior interim consolidated accounting period From April 1, 2005 to September 30, 2005		This interim consolidated accounting period From April 1, 2006 to September 30, 2006		Change		Prior consolidated fiscal year From April 1, 2005 to March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Finance Service Business	218,830	98.5	212,642	% 98.5	(6,187)	% (2.8)	438,886	% 98.5
Loan business	199,358	89.7	191,567	88.7	(7,791)	(3.9)	396,485	89.0
Credit card business	3,265	1.5	3,125	1.5	(139)	(4.3)	6,462	1.4
Installment sales finance business	7,759	3.5	5,185	2.4	(2,574)	(33.2)	14,839	3.3
Guarantee business	3,013	1.4	4,289	2.0	1,276	42.4	6,651	1.5
Loan servicing business	5,323	2.4	7,226	3.3	1,903	35.8	14,117	3.2
Others	109	0.0	1,247	0.6	1,138	—	331	0.1
Other business	3,352	1.5	3,237	1.5	(115)	(3.4)	6,544	1.5
Rental business	2,119	0.9	2,167	1.0	47	2.3	4,318	1.0
Others	1,233	0.6	1,070	0.5	(163)	(13.2)	2,226	0.5
Total	222,182	100.0	215,880	100.0	(6,302)	(2.8)	445,431	100.0

(2) Other statistics

(a) Receivables outstanding

(Millions of yen)

Term	Prior interim consolidated accounting period (As of September 30, 2005)	This interim consolidated accounting period (As of September 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)	Change (YTD)	
	Amount	Amount	Amount	Amount	Percentage
Loan business	1,697,962	1,692,422	1,703,172	(10,750)	% (0.6)
Credit card business	49,129	47,111	48,120	(1,009)	(2.1)
Credit card	48,579	46,531	47,537	(1,005)	(2.1)
Others	549	579	583	(4)	(0.7)
Installment sales finance	108,949	66,926	83,335	(16,408)	(19.7)
Loan servicing business	15,930	20,898	17,423	3,474	19.9
Total	1,871,972	1,827,358	1,852,053	(24,694)	(1.3)

(b) Number of customer accounts

Item \ Term	Prior interim consolidated accounting period [From April 1, 2005 to September 30, 2005] (As of September 30, 2005)	This interim consolidated accounting period [From April 1, 2006 to September 30, 2006] (As of September 30, 2006)	Prior consolidated fiscal year [From April 1, 2005 to March 31, 2006] (As of March 31, 2006)	Change (YTD) [From September 30, 2005 to September 30, 2006]	
	Amount	Amount	Amount	Amount	Percentage
Loan business	3,443,070	3,464,188	3,450,636	13,552	0.4
Credit card business	1,226,580	1,291,331	1,259,509	31,822	2.5
Credit card	1,220,853	1,285,319	1,253,603	31,716	2.5
Others	5,727	6,012	5,906	106	1.8
Installment sales finance business	924,944	485,142	671,742	(186,600)	(27.8)
Loan servicing business	190,900	217,410	200,662	16,748	8.3
Rental business	[6,261]	[5,025]	[9,268]	[(1,236)]	[(19.7)]

Note: Number of customer accounts refers to followings:
(1). Loan business: Number of loan accounts with receivables outstanding
(2). Credit card business
Credit card: Cardholder of ACOM MasterCard®
(3). Installment sales finance business: Number of contracts with receivables outstanding
(4). Loan servicing business: Number of accounts for purchased loans
(5). Rental business: Number of users during the fiscal year

(C) Others

Item \ Term	Prior interim consolidated accounting period (As of September 30, 2005)	This interim consolidated accounting period (As of September 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)	Change (YTD)	
	Amount	Amount	Amount	Amount	Percentage
Number of outlets	1,979	2.146	2,102	44	2.1
Number of employees	6,731	6,814	6,796	17	0.3
Allowance for bad debts (millions of yen)*	125,477	106,041	131,620	(25,578)	(19.4)
Allowance for loss on guaranteed loans receivable (millions of yen)	1,524	1,895	1,647	248	15.0
Allowance for loss on interest repayments (millions of yen)	—	357,500	23,700	333,800	—
Bad debt write-offs (millions of yen)	[55,721]	[48,865]	[115,981]	[(6,855)]	[(12.3)]
Loss on interest repayments (millions of yen)	[4,525]	[29,655]	[13,528]	[25,129]	[555.3]

Note: The amount of "Allowance for bad debts" mentioned above is the sum of "Allowance for bad debts" listed in current assets and "Allowance for bad debts" listed in fixed assets on Balance Sheet.

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2007 (Non-consolidated)

November 8, 2006

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2007 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market::	Tokyo Stock Exchange
Code number:	8572
Location of the head office:	Tokyo
URL	http://www.acom.co.jp/ir/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 5533 – 0631
Date of the board of directors' meeting for the account settlement	November 8, 2006
Date of the interim dividend payment	December 8, 2006
Interim-dividend system:	Adopted
Unit of share system:	Adopted (10 shares for a unit)

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated).

1. Non-Consolidated Business Results for the Interim Accounting Period (from April 1, 2006 to September 30, 2006)

(1) Operating Results

(Millions of yen)

	Operating Income		Operating Profit		Income Before Extraordinary Items	
9/06 (Interim)	190,906	(4.7%)	56,793	(25.4%)	58,369	(24.2%)
9/05 (Interim)	200,312	(0.9%)	76,140	0.0%	77,022	0.4%
3/06 (Annual)	396,637		106,124		108,174	

	Net income (loss) (Millions of yen)		Net Income (loss) per Share (Yen)
9/06 (Interim)	(282,742)	—	(1,798.69)
9/05 (Interim)	45,757	1.4%	290.52
3/06 (Annual)	64,152		407.52

Notes: 1. Average outstanding shares during the period: 157,193,605 shares in 9/06 (interim), 157,501,805 shares in 9/05 (interim), and 157,337,635 shares in 3/06 (annual).
2. Change in accounting policies: Adopted
3. Regarding operating income, operating profit, income before extraordinary items and net income above, the figures in percentages show growth from the previous interim accounting period.

(2) Non-Consolidated Financial Position

	Total Assets (Millions of yen)	Net Assets (Millions of yen)	Ratio of Shareholders' Equity	Net Assets per Share (Yen)
9/06 (Interim)	1,906,199	609,994	32.0%	3,880.51
9/05 (Interim)	1,945,922	902,728	46.4%	5,744.67
3/06 (Annual)	1,961,462	923,408	47.1%	5,874.26

Notes: 1. Number of shares issued at the end of the period: 157,194,337 shares in 9/06 (interim), 157,142,039 shares in 9/05 (interim), and 157,190,055 shares in 3/06 (annual).
2. Number of treasury shares at the end of the period: 2,433,943 shares in 9/06 (interim), 2,486,241 shares in 9/05 (interim), and 2,438,225 shares in 3/06 (annual).

2. Non-Consolidated Forecast for the Fiscal Year Ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

(Millions of yen)

	Total Operating Income	Income Before Extraordinary Items	Net Income
Annual	370,000	92,600	(258,700)

Reference: Projected net income (loss) per share (annual): (1645.73) yen

3. Dividends

Cash Dividends	Cash Dividends per Share (Yen)		
	Interim Period	The End of Fiscal Year	Annual
3/06	70	70	140
3/07 (Actual Result)	70	—	100
3/07 (Forecast)	—	30	

6. Interim Non-Consolidated Financial Statements

(1) Interim Non-Consolidated Balance Sheets

(Millions of yen)

Subject / Term	Prior interim accounting period (As of September 30, 2005)		This interim accounting period (As of September 30, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,730,230	88.9	1,710,611	89.7	1,725,542	88.0	(14,931)	(0.9)
Cash and time deposits	67,605		58,253		53,981		4,272	7.9
Loans receivable	1,606,799		1,571,342		1,596,276		(24,934)	(1.6)
Installment accounts receivable	105,374		84,739		93,321		(8,582)	(9.2)
Merchandise	5,721		3,721		3,721		—	—
Deferred tax assets	27,261		42,990		40,244		2,745	6.8
Other current assets	31,708		45,770		58,165		(12,394)	(21.3)
Allowances for bad debts	(114,240)		(96,206)		(120,170)		23,963	(19.9)
II. Fixed assets	215,691	11.1	195,588	10.3	235,920	12.0	(40,332)	(17.1)
Tangible fixed assets	36,595		37,331		38,488		(1,156)	(3.0)
Land	6,550		6,488		6,550		(61)	(0.9)
Other tangible fixed assets	30,044		30,843		31,938		(1,094)	(3.4)
Intangible fixed assets	1,139		991		1,019		(27)	(2.7)
Investments and other assets	180,716		159,464		198,942		(39,477)	(19.8)
Allowance for bad debts	(2,760)		(2,200)		(2,530)		330	(13.0)
Total Assets	1,945,922	100.0	1,906,199	100.0	1,961,462	100.0	(55,263)	(2.8)

(Millions of yen)

Subject \ Term	Prior interim accounting period (As of September 30, 2005)		This interim accounting period (As of September 30, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Liabilities)		%		%		%		%
I. Current liabilities	427,805	22.0	324,256	17.0	385,572	19.6	(61,316)	(15.9)
Accounts payable	1,151		1,068		1,187		(118)	(10.0)
Short-term loans	37,000		—		1,000		(1,000)	—
Current portion of long-term loans	235,862		182,685		207,221		(24,536)	(11.8)
Commercial paper	30,000		60,000		50,000		10,000	20.0
Current portion of bonds and notes	80,000		35,000		55,000		(20,000)	(36.4)
Accrued income taxes	20,958		22,800		24,937		(2,137)	(8.6)
Allowance for loss on debt guarantees	2,990		3,810		3,330		480	14.4
Allowance for loss on interest repayments	—		—		23,700		(23,700)	—
Deferred income on installment sales	7,007		4,574		5,515		(940)	(17.1)
Other current liabilities	12,835		14,317		13,680		636	4.7
II. Fixed liabilities	615,387	31.6	971,949	51.0	652,481	33.3	319,467	49.0
Straight bonds	205,000		200,000		210,000		(10,000)	(4.8)
Long-term loans	399,435		403,467		421,987		(18,520)	(4.4)
Allowance for directors' and corporate auditors' retirement benefits	705		733		736		(2)	(0.4)
Allowance for loss on interest repayments	—		357,500		—		357,500	—
Other fixed liabilities	10,247		10,248		19,757		(9,509)	(48.1)
Total liabilities	1,043,193	53.6	1,296,205	68.0	1,038,053	52.9	258,151	24.9

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September 30, 2005)		This interim consolidated accounting period (As of September 30, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Shareholders' equity)								
I. Common stock	63,832	3.3	—	—	63,832	3.3		
II. Capital surplus	76,121	3.9	—	—	76,020	3.9		
Additional paid-in capital	72,322		—		72,322			
Other capital surplus	3,799		—		3,697			
III. Earned surplus	763,441	39.2	—	—	770,836	39.3		
Legal reserve	4,320		—		4,320			
Voluntary reserve	690,000		—		690,000			
Unappropriated retained earnings	69,120		—		76,515			
IV. Securities valuation adjustment	18,210	1.0	—	—	31,258	1.6		
V. Treasury stock	(18,877)	(1.0)	—	—	(18,538)	(1.0)		
Total shareholders' equity	902,728	46.4	—	—	923,408	47.1		
Total liabilities, minority interests, and shareholders' equity	1,945,922	100.0	—	—	1,961,462	100.0		
(Net assets)								
I. Shareholders' equity			598,391	31.4				
Common stock			63,832	3.4				
Capital surplus			76,010	4.0				
Additional paid-in capital			72,322					
Other capital surplus			3,688					
Earned surplus			477,056	25.0				
Legal reserve			4,320					
Other earned surplus			472,735					
Voluntary reserve			720,000					
Earned surplus brought forward			(247,264)					
Treasury stock			(18,508)	(1.0)				
II. Valuation and translation adjustments			11,602	0.6				
Securities valuation adjustment			11,602	0.6				
Total net assets			609,994	32.0				
Total liabilities and net assets			1,906,199	100.0				

(2) Interim Non-Consolidated Income Statements

(Millions of yen)

Subject / Term	Prior interim accounting period From April 1, 2005 to September 30, 2005		This interim accounting period From April 1, 2006 to September 30, 2006		Change		Prior fiscal year From April 1, 2005 to March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	200,312	100.0	190,906	100.0	(9,405)	(4.7)	396,637	100.0
Interest on loans receivable	185,502		177,020		(8,482)	(4.6)	367,619	
Fees from credit card business	3,109		2,955		(153)	(4.9)	6,139	
Fees from instalment sales finance business	3,132		1,913		(1,218)	(38.9)	5,550	
Fees on guaranteed loans receivables	4,113		4,780		667	16.2	8,549	
Other financial income	14		27		12	83.5	46	
Other operating income	4,440		4,209		(230)	(5.2)	8,732	
II. Operating expenses	124,171	62.0	134,113	70.3	9,941	8.0	290,512	73.2
Financial expenses	9,296	4.6	8,511	4.5	(784)	(8.4)	18,186	4.6
Other operating expenses	114,875	57.4	125,602	65.8	10,726	9.3	272,325	68.6
Operating profit	76,140	38.0	56,793	29.7	(19,347)	(25.4)	106,124	26.8
III. Non-operating income	1,030	0.5	1,638	0.9	608	59.0	2,215	0.6
IV. Non-operating expenses	148	0.0	62	0.0	(85)	(57.8)	165	0.1
Income before extraordinary items	77,022	38.5	58,369	30.6	(18,653)	(24.2)	108,174	27.3
V. Extraordinary income	487	0.2	242	0.1	(244)	(50.2)	489	0.1
VI. Extraordinary Losses	741	0.4	317,461	166.3	316,719	—	1,424	0.4
Income (loss) before income taxes	76,768	38.3	(258,849)	(135.6)	(335,618)	—	107,239	27.0
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	20,380	15.5	22,330	12.5	1,950	(23.0)	44,770	10.8
Deferred income taxes	10,631		1,563		(9,068)		(1,682)	
Net income (loss)	45,757	22.8	(282,742)	(148.1)	(328,500)	—	64,152	16.2
Retained earnings carried forward from the previous period	23,363						23,363	
Interim dividends	—						10,999	
Unappropriated retained earnings	69,120						76,515	

(3) Summarized Non-Consolidated Statement of Changes in Net Assets

This Interim Accounting Period (From April 1, 2006 to September 30, 2006) (Millions of yen)

	Shareholders' equity			
		Capital surplus		
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus
Balance as of March 31, 2006	63,832	72,322	3,697	76,020
Changes during this interim accounting period				
Dividends from surplus (Note)				
Bonuses to directors (Note)				
Additions to voluntary reserve (Note)				
Net income (loss) for this interim accounting period				
Acquisition of treasury stock				
Disposal of treasury stock			(9)	(9)
Total changes during this interim accounting period			(9)	(9)
Balance as of September 30, 2006	63,832	72,322	3,688	76,010

	Shareholders' Equity					
	Retained earnings					
		Other retained earnings				
	Legal reserve	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,320	690,000	76,515	770,836	(18,538)	892,150
Changes during this interim accounting period						
Dividends from surplus (Note)			(11,003)	(11,003)		(11,003)
Bonuses to directors (Note)			(34)	(34)		(34)
Additions to voluntary reserve (Note)		30,000	(30,000)			
Net income (loss) for the this interim accounting period			(282,742)	(282,742)		(282,742)
Acquisition of treasury stock					(0)	(0)
Disposal of treasury stock					30	21
Total changes during this interim accounting period		30,000	(323,780)	(293,780)	30	(293,759)
Balance as of September 30, 2006	4,320	720,000	(247,264)	477,056	(18,508)	598,391

	Valuation and translation adjustments		Total net assets
	Securities valuation adjustment	Total valuation and translation adjustments	
Balance as of March 31, 2006	31,258	31,258	923,408
Changes during this interim accounting period			
Dividends from surplus (Note)			(11,003)
Bonuses to directors (Note)			(34)
Additions to voluntary reserve (Note)			
Net income (loss) for the this interim accounting period			(282,742)
Acquisition of treasury stock			(0)
Disposal of treasury stock			21
Net changes of items other than shareholders' equity during this interim accounting period	(19,655)	(19,655)	(19,655)
Total changes during this interim accounting period	(19,655)	(19,655)	(313,414)
Balance as of September 30, 2006	11,602	11,602	609,994

Note: Items represent disposal of retained earnings at the Annual Shareholders Meeting in June 2006.

(4) Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(A) Valuation and computation of assets

(a)Valuation and computation of securities

Securities of subsidiaries and affiliates ... Cost as determined by the moving average method

Securities held to maturity ... Amortized cost method (straight line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(b) Valuation and computation of the inventories

Merchandise ... Cost on an individual specified cost basis

(c) Valuation and computation of derivative transactions

Option transaction ... Market value

Swap transaction ... Market value

(B) Depreciation of the fixed assets

(a) Tangible fixed assets ... Declining balance method

(b) Intangible fixed assets ... Straight-line method

(c) Long-term prepaid expenses ... Amortized in equal installments

(C) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on debt guarantees

In providing allowance for loss on debt guarantees, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the interim accounting period.

(c) Allowance for loss on interest repayments

We estimate and allocate a reasonable amount of repayments to be reserved for future loss on interest repayments, based on the historical data of repayments and recent status of repayments.

(Additional information)

In response to "Audit procedures of consumer financing companies concerning the allowance for loss caused by interest repayments claims (Technical topic report No. 37)," which was issued by the Japanese Institute of Certified Public Accountants on October 13, 2006 to clarify the policy concerning methods for calculating the allowance for loss on interest repayments and the reasonable period of estimation, the method used to compute amounts of the said allowance was changed in this consolidated interim accounting period.

The balance of 317,061 million yen between the allowance amount at the beginning of period computed based on the aforementioned procedures and the allowance amount computed based on the estimation method of the previous consolidated fiscal year (including 33,238 million yen, the amount transferred from the initial balance of the allowance) was included in the extraordinary loss.

As a result, compared to the method utilized in the previous consolidated fiscal year, operating profit and income before extraordinary items increased by 41,754 million yen, and loss before income taxes increased by 275,306 million yen.

(d) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the end of fiscal year. Adjustments are made to determine the amounts applicable to the end of interim accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(e) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(D) Currency translation standards for foreign-currency-denominated assets or liabilities

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim accounting date, and differences in currency translation are added up as profit or loss.

(E) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(F) Accounting for hedging activities

(a) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged

Hedging instruments ... Interest-rate swaps agreements and interest-rate caps

Items hedged ... Loans with variable interest rates

(c) Hedging policy

The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.

As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(G) Other Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(a) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Customer fees ... Recognized by credit balance method.

Merchant fees ... Recognized as fees when treated.

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivables ...Recognized by credit-balance method

(b) Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(5) Change in Accounting Policies

(Accounting standards for presentation of net assets in the balance sheet)

"ASBJ Statement No. 5, Accounting Standards for Presentation of Net Assets in the Balance Sheet and its Implementation Guidance (issued by the Accounting Standards Board of Japan on December 9, 2005)" and "ASBJ Guidance No. 8, Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (issued by the Accounting Standards Board of Japan on December 9, 2005)" have been applied from the current interim consolidated accounting period.

The amount corresponding to the conventional shareholders' equity is 609,994 million yen.

Additionally, the statement of net assets in the current interim consolidated accounting period was prepared in accordance with the revised rules for interim consolidated financial statements in response to the amendment of the regulations concerning such statements.

(6) Notes to Interim Non-Consolidated Balance Sheets

Prior interim accounting period (As of September 30, 2005)	This interim accounting period (As of September 30, 2006)	Prior fiscal year (As of March 31, 2006)
1. Cumulative depreciation of tangible fixed assets 44,322 million yen	1. Cumulative depreciation of tangible fixed assets 45,573 million yen	1. Cumulative depreciation of tangible fixed assets 44,719 million yen
2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 413,416 <62,002> [29,806]	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 272,246 <31,764> [24,512]	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 340,716 <46,582> [27,623]
(2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 142,730 <29,134> [7,960] Long-term loans 259,656 <31,757> [11,940] Total 403,386 <61,891> [19,900]	(2) Secured liabilities Current portion of Long-term loans 119,359 <19,519> [7,960] Long-term loans 140,297 <12,238> [3,980] Total 259,656 <31,757> [11,940]	(2) Secured liabilities Short-term loans 1,000 <1,000> Current portion of Long-term loans 130,508 <24,217> [7,960] Long-term loans 197,383 <21,254> [7,960] Total 328,891 <46,471> [15,920]
Figures in brackets "< >" represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	Figures in brackets "< >" represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	Figures in brackets "< >" represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.
3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 151,684 Allowance for loss on debt guarantees 2,990 Net 148,694	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 175,188 Allowance for loss on debt guarantees 3,810 Net 171,378	3. Contingent liabilities (1) Amount of guaranteed loans of guarantee business (Millions of yen) Guaranteed loans 163,782 Allowance for loss on debt guarantees 3,330 Net 160,452
(2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,096 ACOM ESTATE CO., LTD. 225 JCK CREDIT CO., LTD. 2,750 IR Loan Servicing, Inc. 1,200 DC Cash One Ltd. 65,356 EASY BUY Public Company Limited 33,790	(2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 539 JCK CREDIT CO., LTD. 545 IR Loan Servicing, Inc. 7,200 DC Cash One Ltd. 77,939 EASY BUY Public Company Limited 44,093	(2) Amount of guaranteed liabilities of affiliated companies (Millions of yen) JLA INCORPORATED 1,108 ACOM ESTATE CO., LTD. 50 JCK CREDIT CO., LTD. 1,099 IR Loan Servicing, Inc. 1,200 DC Cash One Ltd. 72,733 EASY BUY Public Company Limited 38,855

Prior interim accounting period (As of September 30, 2005)	This interim accounting period (As of September 30, 2006)	Prior fiscal year (As of March 31, 2006)
4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 799,930 million yen at the end of the interim accounting period. This included a total of 552,210 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 853,835 million yen at the end of the interim accounting period. This included a total of 610,066 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 834,762 million yen at the end of the fiscal year. This included a total of 587,092 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the fiscal year. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 4,499 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 24,590 million yen. Under the policies stipulated in Japan's tax laws, 12,481 million yen of this amount would be classified as loans overdue by three months or more, 5,422 million yen as restructured loans and 6,687 million yen as loans no longer in arrears.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,547 million yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 50,836 million yen. Under the policies stipulated in Japan's tax laws, 18,152 million yen of this amount would be classified as loans overdue by three months or more, 7,422 million yen as restructured loans and 25,241 million yen as loans no longer in arrears.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,852 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 35,090 million yen. Under the policies stipulated in Japan's tax laws, 11,969 million yen of this amount would be classified as loans overdue by three months or more, 6,559 million yen as restructured loans and 16,560 million yen as loans no longer in arrears.

Prior interim accounting period (As of September 30, 2005)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,924) 7,924	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(11,352) 35,943	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(14,547) 2,066	Loans other than the above that are overdue by three months or more
Restructured loans	(50,926) 45,504	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(84,750) 91,438	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities
The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.
Amount of marketable securities purchased (Stated as Other current assets)
7,999 million yen
Market value of marketable securities purchased at the end of the interim accounting period
7,999 million yen

7. Agreements for overdraft and commitment facilities
For efficient procurement of working capital, the Company maintains overdraft contract with 1 financial institution and designated commitment line contracts with 3 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	230,820
Amount of borrowing	69,900
Unused amount	160,920

This interim accounting period (As of September 30, 2006)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(6,584) 6,584	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(14,469) 65,306	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(18,720) 567	Loans other than the above that are overdue by three months or more
Restructured loans	(66,442) 59,000	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(106,217) 131,458	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities
The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.
Amount of marketable securities purchased (Stated as Other current assets)
20,992 million yen
Market value of marketable securities purchased at the end of the interim accounting period
20,988 million yen

7. Agreements for overdraft and commitment facilities
For efficient procurement of working capital, the Company maintains overdraft contract with 1 financial institution and designated commitment line contracts with 2 financial institutions. As of the end of the current interim accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for commitment line	178,050
Amount of borrowing	26,940
Unused amount	151,110

Prior fiscal year (As of March 31, 2006)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,000) 7,000	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation, and others
Loans in arrears	(11,619) 46,709	Other loans stated exclusive of accrued interest, excluding loans on which interest is reduced for the rehabilitation of debtors or support to them.
Loans overdue by three months or more	(13,080) 1,110	Loans other than the above that are overdue by three months or more
Restructured loans	(61,312) 54,752	Loans on which favorable terms have been granted, such as the waiving of interest to facilitate recovery of the loans other than the above.
Total	(93,012) 109,573	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities
The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.
Amount of marketable securities purchased (Stated as Other current assets)
24,997 million yen
Market value of marketable securities purchased at the end of the fiscal year aiueo
24,972 million yen

7. Agreements for overdraft and commitment facilities
For efficient procurement of working capital, the Company maintains overdraft contract with 1 financial institution and designated commitment line contracts with 3 financial institutions. As of the end of the current fiscal year, the unexercised portion of facilities based on these contracts was as follows. aiu

(Millions of yen)

Agreed amount of agreement for commitment line	236,462
Amount of borrowing	30,920
Unused amount	205,542

(7) Notes to Interim Non-Consolidated Statements of Income

Prior interim accounting period (From April 1, 2005 to September 30, 2005)		This interim accounting period (From April 1, 2006 to September 30, 2006)		Prior fiscal year (From April 1, 2005 to March 31, 2006)	
1. Other principal financial income		1. Other principal financial income		1. Other principal financial income	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Interest on loans	4	Interest on deposits	10	Interest on loans	8
Effect of currency exchange	9	Interest on loans	16	Effect of currency exchange	36
2. Principal financial expenses		2. Principal financial expenses		2. Principal financial expenses	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Interest paid	5,765	Interest paid	5,545	Interest paid	11,142
Interest on corporate bonds	2,413	Interest on corporate bonds	2,239	Interest on corporate bonds	4,892
Bond issue expenses	193			Bond issue expenses	383
3. Principal items of non-operating income		3. Principal items of non-operating income		3. Principal items of non-operating income	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Interest income	289	Interest income	282	Interest income	572
Interest on securities	41	Interest on securities	48	Interest on securities	97
Dividends received	229	Dividends received	589	Dividends received	544
Insurance payment received	42	Insurance payment received	28	Insurance payment received	50
Rent from corporate residence	246	Rent from corporate residence	249	Rent from corporate residence	492
4. Principle items of non-operating expenses		4. Principle items of non-operating expenses		4. Principle items of non-operating expenses	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Loss on investments in investing business association	120	Loss on investments in investing business association	50	Loss on investments in investing business association	124
5.Principle items of extraordinary income		5.Principle items of extraordinary income		5.Principle items of extraordinary income	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Gains on sales of fixed assets	201	Gains on sales of fixed assets	198	Gains on sales of fixed assets	201
Gains on sales of investments in affiliates	286	Gains on sales of investments in affiliates	21	Gains on sales of investments in affiliates	286
		Gains on maturity of investment trusts	22		
6. Principle items of extraordinary losses		6. Principle items of extraordinary losses		6. Principle items of extraordinary losses	
	(Millions of yen)		(Millions of yen)		(Millions of yen)
Loss on sales of fixed assets	337	Loss on sales of fixed assets	38	Loss on sales of fixed assets	436
Loss on disposal of fixed assets	371	Loss on disposal of fixed assets	304	Loss on disposal of fixed assets	871
		Impairment loss	8	Impairment loss	4
		Loss on revaluation of investments in securities	23	Loss on settlement of affiliated companies	22
		Special Provision for loss on interest repayments	317,061		

Prior interim accounting period (From April 1, 2005 to September 30, 2005)

7. ________________

8. Depreciation amount

	(Millions of yen)
Tangible fixed assets	1,987
Intangible fixed assets	3

This interim accounting period (From April 1, 2006 to September 30, 2006)

7. Impairment loss

The Company has reported impairment loss for this fiscal year as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Iwate Hachimantai City	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Hamamatsu City	Welfare/ Leisure Facilities	Land and Buildings etc.
Mie Toba City	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment was recognized

We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values.

No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

(4) Calculation of recovery price

Land	1
Other tangible fixed assets	6
Total	8

(5) Calculation of recovery price

The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.

8. Depreciation amount

	(Millions of yen)
Tangible fixed assets	1,741
Intangible fixed assets	0

Prior fiscal year (From April 1, 2005 to March 31, 2006)

7. Impairment loss

The Company has reported impairment loss for this fiscal year as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Mie Toba City	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our headquarter and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment was recognized

We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values.

No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

(4) Calculation of recovery price

Land	0
Other tangible fixed assets	3
Total	4

(5) Calculation of recovery price

The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.

8. Depreciation amount

	(Millions of yen)
Tangible fixed assets	4,093
Intangible fixed assets	6

(8) Notes to Interim Non-Consolidated Statement of Changes in Net Assets

This Interim Accounting Period (From April, 2006 to September 30, 2006)

(A) Matters for treasury shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This interim consolidated accounting period (As of September 30, 2006)
Common shares	2,438,225	18	4,300	2,433,943

(Outline for the change)

18 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

(9) Notes to Lease Transactions

Prior interim accounting period (From April 1, 2005 to September 30, 2005)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	160	76	84
Equipment and furniture	4,312	2,983	1,329
Total	4,473	3,059	1,413

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	855
More than 1 year	586
Total	1,441

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	601
Equivalent of depreciation	575
Equivalent of interest payable	17

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

This interim accounting period (From April 1, 2006 to September 30, 2006)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	132	76	55
Equipment and furniture	2,553	1,889	663
Total	2,685	1,966	719

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	461
More than 1 year	270
Total	731

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	403
Equivalent of depreciation	387
Equivalent of interest payable	8

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

Prior fiscal year (From April 1, 2005 to March 31, 2006)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	151	79	71
Equipment and furniture	3,181	2,237	943
Total	3,333	2,317	1,015

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

Within 1 year	625
More than 1 year	409
Total	1,035

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fee payable	1,099
Equivalent of depreciation	1,052
Equivalent of interest payable	30

4. Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest

Obtained by appropriating the differential between the total lease fee payable and the equivalent of acquisition cost of the leased object, for the lease period by interest method.

(10) Securities (Subsidiary and affiliate stock)

Prior interim accounting period (from April 1, 2005 to September 30, 2005)
This interim accounting period (from April 1, 2006 to September 30, 2006)
Prior fiscal year (from April 1, 2005 to March 31, 2006)
There is no subsidiary and affiliate stock for which market prices are available.

(17) Footnotes to statistics per Share

Prior interim consolidated accounting period (From April 1, 2005 to September 30, 2005)	This interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	Prior consolidated fiscal year (From April 1, 2005 to March 31, 2006)
(Yen) Net assets per share 5,744.67 Net income per share 290.52 Net income per share diluted 290.38	(Yen) Net assets per share 3,880.51 Net income (loss) per share (1,798.69) Net income per share diluted is not presented since net loss is recorded.	(Yen) Net assets per share 5,874.26 Net income per share 407.52 Net income per share diluted 407.34

(Note) 1. Net assets per share is calculated based on the following data.

	Prior interim consolidated accounting period (As of September 30, 2005)	This interim consolidated accounting period (As of September 30, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Total net assets (millions of yen)	—	609,994	—
The amounts deducted from total net assets (millions of yen)	—	—	—
Amounts of net assets related to common shares at the end of accounting period (millions of yen)	—	609,994	—
Number of shares issued within common shares	—	159,628,280 shares	—
Number of treasury shares within common shares	—	2,433,943 shares	—
Number of common shares to calculate net assets per share at the end of accounting period	—	157,194,337 shares	—

2. Net income (loss) per share and net income (loss) per share diluted are calculated based on the following data.

	Prior interim consolidated accounting period From April 1, 2005 to September 30, 2005	This interim consolidated accounting period From April 1, 2006 to September 30, 2006	Prior consolidated fiscal year From April 1, 2005 to March 31, 2006
Net income (loss) per share			
Net income (loss) (millions of yen)	45,757	(282,742)	64,152
Net income not available to common shareholders [Bonuses to directors included in the above] (millions of yen)	— [—]	— [—]	34 [34]
Net income (loss) related to common shares (millions of yen)	45,757	(282,742)	64,118
Weighted average number of common shares during accounting period	157,501,805 shares	157,193,605 shares	157,337,635 shares
Net income (loss) per share diluted			
Net income effect of dilutive securities	—	—	—
Number of increase of common shares [Stock options (stock acquisition rights) included in the above]	76,458 shares [76,458 shares]	— [—]	70,501 shares [70,501 shares]
Residual securities which do not dilute net income per share	Stock options (treasury stock method) 311,000 shares	—	Stock options (treasury stock method) 308,400 shares

7. Actual Results

(1) Operating income by Category

(Millions of yen)

Division	Category	Prior interim accounting period From April 1, 2005 to September 30, 2005 Amount	Composition ratio	This interim accounting period From April 1, 2006 to September 30, 2006 Amount	Composition ratio	Change Amount	Percentage	Prior fiscal year From April 1, 2005 to March 31, 2006 Amount	Composition ratio
			%		%		%		%
Finance Business	Interest on loans receivable	185,502	92.6	177,020	92.7	(8,482)	(4.6)	367,619	92.7
	Unsecured loans	182,063	90.9	173,746	91.0	(8,316)	(4.6)	360,812	91.0
	Consumers	182,048	90.9	173,736	91.0	(8,311)	(4.6)	360,784	91.0
	Commercials	15	0.0	10	0.0	(5)	(35.3)	27	0.0
	Secured loans	3,438	1.7	3,273	1.7	(165)	(4.8)	6,806	1.7
	Fees from	6,241	3.1	4,869	2.6	(1,372)	(22.0)	11,690	2.9
	Credit card business	3,109	1.5	2,955	1.6	(153)	(4.9)	6,139	1.5
	Installment sales financing	3,132	1.6	1,913	1.0	(1,218)	(38.9)	5,550	1.4
	Fees from credit guarantees	4,113	2.1	4,780	2.5	667	16.2	8,549	2.2
Other Business	Sales	—	—	—	—	—	—	—	—
Other Category	Other financial income	14	0.0	27	0.0	12	83.5	46	0.0
	Other operating income	4,440	2.2	4,209	2.2	(230)	(5.2)	8,732	2.2
	Collection of bad debts deducted	3,560	1.8	3,158	1.7	(401)	(11.3)	6,922	1.7
	Others	880	0.4	1,050	0.5	170	19.3	1,809	0.5
Total		200,312	100.0	190,906	100.0	(9,405)	(4.7)	396,637	100.0

Note: Operating income of "ACOM MasterCard®" is included in "Fees from credit card business."

(2) Other statistics

(a) Receivables outstanding at the end of accounting period

(Millions of yen)

Item	Prior interim accounting period (As of September 30, 2005)	This interim accounting period (As of September 30, 2006)	Prior fiscal year (As of March 31, 2006)	Change (YTD)	
					%
Loans receivable outstanding	1,606,799	1,571,342	1,596,276	(24,934)	(1.6)
Unsecured loans	1,551,716	1,519,341	1,542,256	(22,915)	(1.5)
Consumers	1,551,549	1,519,223	1,542,121	(22,898)	(1.5)
Commercials	167	118	134	(16)	(12.4)
Secured loans	55,083	52,000	54,020	(2,019)	(3.7)
Credit card business	48,591	46,536	47,551	(1,015)	(2.1)
ACOM MasterCard®	48,579	46,531	47,537	(1,005)	(2.1)
Other	11	4	14	(10)	(67.5)
Installment sales finance business	56,783	38,202	45,769	(7,567)	(16.5)

(b) Number of customer accounts

(Millions of yen)

Item \ Term	Prior interim accounting period (As of September 30, 2005)	This interim accounting period (As of September 30, 2006)	Prior fiscal year (As of March 31, 2006)	Change (YTD)	
					%
Number of loan customer accounts	2,888,690	2,806,722	2,859,176	(52,454)	(1.8)
Unsecured loans	2,876,210	2,794,625	2,846,796	(52,171)	(1.8)
Consumers	2,876,016	2,794,493	2,846,643	(52,150)	(1.8)
Commercials	194	132	153	(21)	(13.7)
Secured loans	12,480	12,097	12,380	(283)	(2.3)
Credit card business	1,221,052	1,285,516	1,253,800	31,716	2.5
ACOM MasterCard®	1,220,853	1,285,319	1,253,603	31,716	2.5
Other	199	197	197	—	—
Installment sales finance business	244,575	173,292	208,783	(32,491)	(15.8)

Note: 1. Loan business: The number of loan accounts with receivables outstanding
2. Credit card business: Cardholder of ACOM MasterCard ®
3. Installment sales finance business: Number of contracts with receivables outstanding

(c) Number of outlets, MUJINKUN, and Cash Dispenser ("CD")/ATM

Item \ Term	Prior interim accounting period (As of September 30, 2005)	This interim accounting period (As of September 30, 2006)	Prior fiscal year (As of March 31, 2006)	Change (YTD)	
					%
Number of outlets	1,910	2,053	2,012	41	2.0
Loan business outlets	1,901	2,044	2,003	41	2.0
Staffed	299	242	277	(35)	(12.6)
Unstaffed	1,602	1,802	1,726	76	4.4
QUICK MUJIN	111	218	194	24	12.4
Installment sales finance business	9	9	9	—	—
Number of MUJINKUN outlets (machines)	<1,899> 1,898	<2,051> 2,051	<2,008> 2,007	44	2.2
QUICK MUJIN Machines	< 111> 111	< 227> 227	<201> 201	26	12.9
Number of CD/ATM	81,493	85,913	83,868	2,045	2.4
Proprietary	1,932	1,978	1,952	26	1.3
Open 365 days / year	1,931	1,977	1,951	26	1.3
Open 24 hours / day	1,705	1,750	1,727	23	1.3
Tie-up	79,561	83,935	81,916	2,019	2.5
Others	8,814	8,976	8,903	73	0.8

(d) Others

Item \ Term	Prior interim accounting period (As of September 30, 2005)	This interim accounting period (As of September 30, 2006)	Prior fiscal year (As of March 31, 2006)	Change (YTD) [From September 30, 2005 to September 30, 2006]	
					%
Number of employees	4,067	3,767	3,911	(144)	(3.7)
Allowance for bad debts (millions of yen)	117,000	98,406	122,700	(24,293)	(19.8)
Allowance for loss on guaranteed loans receivable (millions of yen)	2,990	3,810	3,330	480	14.4
Allowance for loss on interest repayments (millions of yen)	—	357,500	23,700	333,800	—
Bad debt write-offs (millions of yen)	[51,819]	[42,868]	[107,239]	[(8,951)]	[(17.3)]
Loss on interest repayments (millions of yen)	[4,525]	[29,655]	[13,527]	[25,129]	[555.3]

Note: The amount of "Allowance for bad debts" mentioned above is the sum of "Allowance for bad debts listed in current assets and "Allowance for bad debts" listed in fixed assets on Balance Sheet.

EXHIBIT5

DATA BOOK

The Interim Period Ending March, 2007

ACOM CO., LTD.

November 2006
Code No. 8572

Contents

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back *by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing* balance and number of account are included in the receivables outstanding and number of customer accounts.

:7. " - " is displayed when the percentage change exceeds 1,000%.

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1. Consolidated Subsidiaries and Equity-Method Affiliates

<Domestic> Consolidated Subsidiaries: 18 (including 5 Investing Business Associations) Equity-method Affiliate: 1

Name of company	Equity owned by ACOM	Summary of business
DC Cash One Ltd.	54.73%	Loan and credit guarantee business
[Equity-Method Affiliate] DC Card Co., Ltd.	20.33%	Unsecured loan business, credit card business of which principal commodity is DC CARD, and loan guarantee business for banks, etc.
JCK CREDIT CO., LTD.	100%	Installment sales finance and unsecured loan business
IR Loan Servicing, Inc.	80%	Loan servicing business
Yugensekinin-Chukanhojin Mirai Capital	0% (80%)	Loan servicing business(Special Purpose Company).
Power Investments LLC	0% (80%)	Loan servicing business(Special Purpose Company).
RELATES CO., LTD.	100%	Entrusted call center functions business from banks
AC Ventures Co., Ltd.	100%	Development, investment, promotion and support of venture campanies
ACOM RENTAL CO., LTD.	100%	Comprehensive rental business
JLA INCORPORATED	100%	Advertising agency, interior design and construction of service outlets
AJAST Ltd.	25% (75%)	Insurance agency business
ACOM ESTATE CO., LTD.	100%	Real Estate Management business
ABS CO., LTD.	0% (100%)	Maintenance of buildings and other properties
AB PARTNER CO., LTD.	95%	Entrusted back-office services

<Overseas> Consolidated Subsidiaries: 3 Equity-method Affiliate: -

Name of company	Equity owned by ACOM	Summary of business
EASY BUY Public Company Limited	49%	Hire purchase and unsecured loan business in Thailand.
ACOM FUNDING CO., LTD.	100%	Financial services for ACOM (Special Purpose Company).
ACOM (U.S.A.) INC.	100%	—

Notes: 1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
2. ACOM (U.S.A.) INC. suspended their operation.
3. IR Loan Servicing, Inc. established 2 Special Purpose Companies, (1) Power Investments LLC on August 24, 2006 and (2) Yugensekinin-Chukanhojin Mirai Capital on August 28, 2006, in order to purchase monetary claims, etc.
4. Following the announcement "Practical Treatment of Application of Consolidation Policy for Investment Partnerships" by Accounting Standards Board of Japan, three new Investment Partnerships (MTBC First, Second, and Third Investment Partnerships) are included as consolidated subsidiary companies from the interim accounting period as of September 2006.
5. Investing business associations are omitted as they operate funds.

2. Income and Expenses (Consolidated)

(Millions of yen)

	2006/3	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	2006/9	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	2007/3(E)	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio
Operating Income	445,431	(396,637)	11,465	2.6	1.123	215,880	(190,906)	-6,302	-2.8	1.131	425,000	(370,000)	-20,431	-4.6	1.149
Operating Expenses	335,039	(290,512)	45,434	15.7	-	157,668	(134,113)	14,278	10.0	-	330,800	(280,000)	-4,239	-1.3	-
Financial Expenses	20,711	(18,186)	-1,822	-8.1	-	10,136	(8,511)	-335	-3.2	-	21,400	(17,900)	688	3.3	-
Bad-debt-related Expenses	117,125	(108,183)	8,671	8.0	-	56,551	(52,344)	5,700	11.2	-	139,700	(132,100)	22,574	19.3	-
Interest-repayment-related Expenses	37,228	(37,227)	37,228	-	-	13,155	(13,155)	13,155	-	-	13,155	(13,155)	-24,073	-64.7	-
Operating Profit	110,392	(106,124)	-33,968	-23.5	1.040	58,211	(56,793)	-20,581	-26.1	1.025	94,200	(90,000)	-16,192	-14.7	1.047
Non-operating Income	2,759	(2,215)	1,304	89.6	-	1,823	(1,638)	577	46.3	-	2,600	(2,700)	-159	-5.8	-
Non-operating Expenses	140	(165)	-2,328	-94.3	-	18	(62)	-104	-84.8	-	100	(100)	-40	-28.9	-
Income Before Extraordinary Items	113,011	(108,174)	-30,336	-21.2	1.045	60,016	(58,369)	-19,899	-24.9	1.028	96,700	(92,600)	-16,311	-14.4	1.044
Extraordinary Income	411	(489)	269	189.3	-	221	(242)	-179	-44.8	-	600	(600)	188	45.8	-
Extraordinary Losses	1,363	(1,424)	-1,737	-56.0	-	317,461	(317,461)	316,717	-	-	334,700	(334,600)	333,336	-	-
Income Before Income Taxes	112,059	(107,239)	-28,329	-20.2	-	-257,223	(-258,849)	-336,796	-	-	-237,400	(-241,400)	-349,459	-	-
Net Income	65,595	(64,152)	-15,938	-19.5	1.022	-282,140	(-282,742)	-328,492	-	1.002	-257,300	(-258,700)	-322,895	-	1.005

(Note) Interest-repayment-related Expenses represents the sum of Interest Repayments, ACOM's Voluntary Waiver of Repayments accompanied with Interest Repayments and Increase or Decrease in Allowance for Loss on Interest Repayments.

3. Operating Income by Segment (Consolidated)

(Millions of yen, %)

	2005/3	yoy %	C.R.	2006/3	yoy %	C.R.	2006/9	yoy	yoy %	C.R.	2007/3(E)	yoy %	C.R.
Operating Income	433,965	-0.2	100.0	445,431	2.6	100.0	215,880	-6,302	-2.8	100.0	425,000	-4.6	100.0
Loan Business	387,348	-1.0	89.3	396,485	2.4	89.0	191,567	-7,791	-3.9	88.7	372,600	-6.0	87.7
ACOM CO.,LTD.	379,248	-1.8	-	374,233	-1.3	-	180,043	-8,856	-4.7	-	348,100	-7.0	-
DC Cash One LTD.	-	-	-	11,354	-	-	6,449	1,061	19.7	-	13,200	16.3	-
EASY BUY Pubulic Company Limited	8,095	61.0	-	10,895	34.6	-	5,074	4	0.1	-	11,300	3.7	-
JCK CREDIT CO., LTD.	4	-69.2	-	0	-77.5	-	0	-0	-80.3	-	0	1.8	-
Credit Card Business	6,311	7.4	1.4	6,462	2.4	1.4	3,125	-139	-4.3	1.5	6,100	-5.6	1.4
ACOM CO.,LTD.	6,227	7.7	-	6,389	2.6	-	3,088	-141	-4.4	-	6,000	-6.1	-
JCK CREDIT CO., LTD.	84	-9.7	-	72	-14.0	-	37	1	3.8	-	100	38.9	-
Installment Sales Finance Business	16,622	-26.9	3.8	14,839	-10.7	3.3	5,185	-2,574	-33.2	2.4	10,200	-31.3	2.4
ACOM CO.,LTD.	9,456	-32.5	-	5,802	-38.6	-	2,067	-1,197	-36.7	-	3,700	-36.2	-
EASY BUY Pubulic Company Limited	2,827	43.1	-	6,762	139.2	-	2,413	-746	-23.6	-	5,300	-21.6	-
JCK CREDIT CO., LTD.	4,339	-35.8	-	2,275	-47.6	-	705	-630	-47.2	-	1,200	-47.3	-
Guarantee Business	7,627	51.4	1.8	6,651	-12.8	1.5	4,289	1,276	42.4	2.0	9,800	47.3	2.3
ACOM CO.,LTD.	7,627	51.4	1.8	6,244	-18.1	-	3,457	444	14.7	-	7,200	15.3	-
DC Cash One Ltd.	-	-	-	406	-	-	832	832	-	-	2,600	540.4	-
Loan Servicing Business	8,762	214.5	2.0	14,117	61.1	3.2	7,226	1,903	35.8	3.3	17,700	25.4	4.2
Collection of purchased receivables	7,757	271.5	-	13,322	71.7	-	6,973	2,037	41.3	-	17,100	28.4	-
Rental Business	3,781	7.2	0.9	4,318	14.2	1.0	2,167	47	2.3	1.0	4,500	4.2	1.0
Others	3,511	-6.2	0.8	2,557	-27.2	0.6	2,318	975	72.6	1.1	4,100	60.3	1.0
Other Financial Businesses	42	-	0.0	331	676.0	0.1	1,247	1,138	-	0.6	2,000	504.2	-

4. Receivables Outstanding by Segment (Consolidated)

	2003/3		2004/3		2005/3		2006/3		2006/9				2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy %	ytd %		yoy %
Receivables Outstanding (Millions of yen)	1,941,244	2.8	1,857,536	-4.3	1,869,685	0.7	1,852,053	-0.9	1,827,358	-44,614	-2.4	-1.3	1,784,000	-3.7
Loan Business	1,660,256	2.6	1,623,154	-2.2	1,680,184	3.5	1,703,172	1.4	1,692,422	-5,540	-0.3	-0.6	1,662,200	-2.4
ACOM CO., LTD.	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3	1,571,342	-35,457	-2.2	-1.6	1,525,500	-4.4
JCK CREDIT CO., LTD.	153	-53.1	66	-56.8	33	-49.8	20	-38.7	18	-5	-23.7	-8.1	20	0.0
EASY BUY Public Company Limited	7,212	382.3	10,289	42.7	17,163	66.8	29,564	72.3	36,846	16,341	79.7	24.6	47,100	59.3
DC Cash One Ltd.	-	-	-	-	59,246	-	74,142	25.1	80,064	11,960	17.6	8.0	84,900	14.5
Credit Card Business	41,850	30.4	46,731	11.7	49,399	5.7	48,120	-2.6	47,111	-2,018	-4.1	-2.1	45,700	-5.0
ACOM MasterCard	41,114	31.0	45,941	11.7	48,833	6.3	47,537	-2.7	46,531	-2,047	-4.2	-2.1	45,200	-4.9
JCK CREDIT CO., LTD.	684	9.6	758	10.8	546	-27.9	568	4.1	574	36	6.8	1.0	500	-12.0
Installment Sales Finance Business	237,948	0.2	181,567	-23.7	127,378	-29.8	83,335	-34.6	66,926	-42,023	-38.6	-19.7	55,900	-32.9
ACOM CO., LTD.	153,203	-5.0	113,934	-25.6	70,014	-38.5	45,769	-34.6	38,202	-18,580	-32.7	-16.5	31,900	-30.3
JCK CREDIT CO., LTD.	77,338	10.5	59,785	-22.7	33,607	-43.8	17,335	-48.4	12,891	-11,629	-47.4	-25.6	10,000	-42.3
EASY BUY Public Company Limited	7,406	18.3	7,847	6.0	23,756	202.7	20,229	-14.8	15,832	-11,813	-42.7	-21.7	14,000	-30.8
Loan Servicing Business	1,189	706.5	6,082	411.1	12,723	109.2	17,423	36.9	20,898	4,968	31.2	19.9	20,200	15.9
Guaranteed Receivables	57,926	-	100,971	74.3	78,015	-22.7	89,894	15.2	98,754	15,174	18.2	9.9	127,700	42.1
ACOM CO., LTD.	57,926	-	100,971	74.3	78,015	-22.7	89,639	14.9	95,124	11,543	13.8	6.1	101,500	13.2
DC Cash One Ltd.	-	-	-	-	-	-	254	-	3,630	3,630	-	-	26,200	-

5. Number of Customer Accounts by Segment (Consolidated)

	2003/3		2004/3		2005/3		2006/3		2006/9				2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%	ytd %		yoy %
Loan Business	3,161,304	3.4	3,161,894	0.0	3,406,054	7.7	3,450,636	1.3	3,464,188	21,118	0.6	0.4	3,452,000	0.0
ACOM CO., LTD.	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5	2,806,722	-81,968	-2.8	-1.8	2,709,700	-5.2
JCK CREDIT CO., LTD.	1,122	-58.7	422	-62.4	167	-60.4	40	-76.0	24	-74	-75.5	-40.0	10	-75.0
EASY BUY Public Company Limited	127,852	544.1	207,399	62.2	347,003	67.3	410,142	18.2	466,293	83,125	21.7	13.7	540,200	31.7
DC Cash One Ltd.	-	-	-	-	150,074	-	172,183	14.7	179,646	16,034	9.8	4.3	189,000	9.8
Credit Card Business	1,021,131	0.5	1,071,681	5.0	1,197,784	11.8	1,259,509	5.2	1,291,331	64,751	5.3	2.5	1,150,900	-8.6
ACOM MasterCard	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,285,319	64,466	5.3	2.5	1,145,000	-8.7
JCK CREDIT CO., LTD.	6,004	21.2	6,982	16.3	5,609	-19.7	5,709	1.8	5,815	287	5.2	1.9	5,700	-0.2
Installment Sales Finance Business	991,162	9.4	886,110	-10.6	958,768	8.2	671,742	-29.9	485,142	-439,802	-47.5	-27.8	440,700	-34.4
ACOM CO., LTD.	479,182	-1.5	387,261	-19.2	284,782	-26.5	205,783	-27.7	173,292	-71,283	-29.1	-15.8	156,500	-23.9
JCK CREDIT CO., LTD.	263,202	6.7	222,424	-15.5	148,059	-33.4	96,023	-35.1	76,141	-44,073	-36.7	-20.7	56,000	-41.7
EASY BUY Public Company Limited	248,778	44.3	276,425	11.1	525,927	90.3	369,936	-29.7	235,709	-324,446	-57.9	-36.3	228,200	-38.3
Loan Servicing Business	10,540	618.0	31,851	202.2	137,808	332.7	200,662	45.6	217,410	26,510	13.9	8.3	-	-

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.Loan Servicing Business: Number of accounts for purchased loans.

6. Income and Expenses (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%		yoy %
Operating Income	419,258	4.6	411,799	-1.8	402,734	-2.2	396,637	-1.5	190,906	-9,405	-4.7	370,000	-6.7
Interest on Loans Receivable	388,483	4.1	379,332	-2.4	372,389	-1.8	367,619	-1.3	177,020	-8,482	-4.6	343,000	-6.7
Operating Expenses	276,677	19.3	295,918	7.0	262,500	-11.3	290,512	10.7	134,113	9,941	8.0	280,000	-3.6
Financial Expenses	29,585	3.4	26,115	-11.7	21,591	-17.3	18,186	-15.8	8,511	-784	-8.4	17,900	-1.6
Bad-debt-related Expenses	112,108	60.2	135,474	20.8	102,462	-24.4	108,183	5.6	52,344	5,595	12.0	132,100	22.1
Interest-repayment-related Expenses	-	-	-	-	-	-	37,227	-	13,155	13,155	-	13,155	-64.7
Other Operating Expenses	134,878	1.2	133,597	-0.9	138,289	3.5	126,914	-8.2	60,102	-8,023	-11.8	116,845	-7.9
Operating Profit	142,581	-15.6	115,880	-18.7	140,234	21.0	106,124	-24.3	56,793	-19,347	-25.4	90,000	-15.2
Non-operating Income	2,118	-0.4	2,086	-1.5	2,083	-0.1	2,215	6.3	1,638	608	59.0	2,700	21.9
Non-operating Expenses	197	-51.6	167	-15.0	622	271.2	165	-73.3	62	-85	-57.8	100	-39.4
Income Before Extraordinary Items	144,502	-15.3	117,799	-18.5	141,695	20.3	108,174	-23.7	58,369	-18,653	-24.2	92,600	-14.4
Extraordinary Income	5	202.6	3,198	-	141	-95.6	489	245.7	242	-244	-50.2	600	22.7
Extraordinary Losses	9,925	43.5	7,861	-20.8	2,805	-64.3	1,424	-49.2	317,461	316,719	-	334,600	-
Special Provision for Loss on Interest Repayments	-	-	-	-	-	-	-	-	317,061	317,061	-	317,100	-
Loss on Sales of Fixed Assets	5,914	6.0	292	-95.0	29	-90.0	436	-	38	-299	-88.7	140	-67.9
Loss on Revaluation of Investments in Securities	2,706	557.7	335	-87.6	353	5.4	-	-	23	23	-	-	-
Income Before Income Taxes	134,582	-17.8	113,136	-15.9	139,031	22.9	107,239	-22.9	-258,849	-335,618	-	-241,400	-
Income Taxes, current	68,070	-14.2	54,160	-20.4	47,540	-12.2	44,770	-5.8	22,330	1,950	9.6	25,300	-43.5
Enterprise Taxes	14,570	-14.1	11,760	-19.3	8,240	-29.9	7,670	-6.9	3,830	350	10.1	-	-
Income Taxes, deferred	-10,977	5.9	-6,671	-39.2	8,490	-227.3	-1,682	-119.8	1,563	-9,068	-85.3	-8,000	375.6
Net Income	77,489	-18.2	65,648	-15.3	83,001	26.4	64,152	-22.7	-282,742	-328,500	-	-258,700	-

7. Operating Income by Category (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%		yoy %
Operating Income	419,258	4.6	411,799	-1.8	402,734	-2.2	396,637	-1.5	190,906	-9,405	-4.7	370,000	-6.7
Interest on Loans Receivable	388,483	4.1	379,332	-2.4	372,389	-1.8	367,619	-1.3	177,020	-8,482	-4.6	343,000	-6.7
Unsecured Loans	380,090	4.1	370,985	-2.4	364,991	-1.6	360,812	-1.1	173,746	-8,316	-4.6	336,700	-6.7
Consumers	379,923	4.1	370,894	-2.4	364,944	-1.6	360,784	-1.1	173,736	-8,311	-4.6	336,680	-6.7
Commercials	167	-39.7	90	-45.7	47	-47.7	27	-41.2	10	-5	-35.3	20	-25.9
Secured Loans	8,393	3.1	8,347	-0.5	7,397	-11.4	6,806	-8.0	3,273	-165	-4.8	6,300	-7.4
Fees from Credit Card Business	4,986	35.0	5,714	14.6	6,113	7.0	6,139	0.4	2,955	-153	-4.9	5,700	-7.2
ACOM MasterCard	4,952	34.7	5,647	14.0	6,111	8.2	6,137	0.4	2,955	-153	-4.9	5,700	-7.1
Fees from Installment Sales Financing	16,166	-0.7	13,799	-14.6	9,255	-32.9	5,550	-40.0	1,913	-1,218	-38.9	3,500	-36.9
Fees from Credit Guarantees	1,866	483.8	5,035	169.7	7,599	50.9	9,496	25.0	5,300	749	16.5	11,000	15.8
Sales	105	-	735	600.0	158	-78.5	-	-	-	-	-	-	-
Others	7,651	4.9	7,181	-6.1	7,218	0.5	7,830	8.5	3,716	-300	-7.5	6,800	-13.2
Collection of Bad Debts Deducted	6,430	-7.3	6,083	-5.4	6,103	0.3	6,922	13.4	3,158	-401	-11.3	5,800	-16.2

7-2. Composition Ratio of Operating Income by Category (ACOM)

(%)

	2003/3	2004/3	2005/3	2006/3	2006/9	2007/3(E)
Operating Income	100.0	100.0	100.0	100.0	100.0	100.0
Interest on Loans Receivable	92.7	92.1	92.5	92.7	92.7	92.7
Fees from Credit Card Business	1.2	1.4	1.5	1.5	1.6	1.5
Fees from Installment Sales Financing	3.9	3.4	2.3	1.4	1.0	1.0
Fees from Credit Guarantees	0.4	1.2	1.9	2.4	2.8	3.0
Sales	0.0	0.2	0.0	0.0	0.0	0.0
Others	1.8	1.7	1.8	2.0	1.9	1.8

8. Operating Expenses (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%		yoy %
Operating Expenses	276,677	19.3	295,918	7.0	262,500	-11.3	290,512	10.7	134,113	9,941	8.0	280,000	-3.6
Financial Expenses	29,585	3.4	26,115	-11.7	21,591	-17.3	18,186	-15.8	8,511	-784	-8.4	17,900	-1.6
Cost of Sales	104	-	731	596.7	157	-78.5	-	-	-	-	-	-	-
Bad-debt-related Expenses	112,108	60.2	135,474	20.8	102,462	-24.4	108,183	5.6	52,344	5,595	12.0	132,100	22.1
Bad Debt Write-offs	81,608	50.4	112,598	38.0	108,446	-3.7	107,239	-1.1	42,868	-8,951	-17.3	94,900	-11.5
Increase or Decrease in Allowance for Bad Debts	30,039	90.9	21,485	-28.5	-6,998	-132.6	493	107.1	8,996	14,176	-	35,700	-
Increase or Decrease in Allowance for Loss on Debt Guarantees	461	-	1,391	201.7	1,015	-27.0	450	-55.7	480	370	336.4	1,500	233.3
Interest-repayment-related Expenses	-	-	-	-	-	-	37,227	-	13,155	13,155	-	13,155	-64.7
Interest Repayments	-	-	-	-	-	-	13,527	-	13,630	13,630	-	31,455	132.5
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	-	-	-	-	-	16,024	16,024	-	36,800	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	-	-	23,700	-	-16,500	-16,500	-	-55,100	-332.5
Other Operating Expenses	134,878	1.2	133,597	-0.9	138,289	3.5	126,914	-8.2	60,102	-8,023	-11.8	116,845	-7.9
Personnel Costs	36,869	3.0	37,235	1.0	36,116	-3.0	34,823	-3.6	16,286	-1,188	-6.8	30,900	-11.3
Advertising and Promotional Expenses	15,853	-17.9	13,989	-11.8	16,025	14.5	16,087	0.4	5,420	-2,794	-34.0	11,100	-31.0
Administrative Expenses	15,851	2.4	15,191	-4.2	14,583	-4.0	14,694	0.8	7,314	2	0.0	14,700	0.0
Expenses for Computer Operation and Development	23,311	-0.1	21,296	-8.6	20,923	-1.8	19,255	-8.0	10,029	461	4.8	20,500	6.5
Fees	12,119	7.8	13,635	12.5	16,074	17.9	16,672	3.7	8,684	423	5.1	17,500	5.0
Insurance Expenses	8,782	40.6	9,347	6.4	9,020	-3.5	7,580	-16.0	3,611	-155	-4.1	3,100	-59.1
Depreciation Expenses	3,428	-10.5	2,950	-14.0	2,560	-13.2	2,524	-1.4	1,191	-21	-1.8	2,400	-4.9
Taxes and Other Public Charges	6,625	-3.3	6,161	-7.0	6,253	1.5	6,106	-2.4	2,918	-277	-8.7	5,900	-3.4
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	970	-	940	-3.1	470	24	5.4	900	-4.3
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	-	1,500	-
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	12,036	7.9	13,788	14.6	15,761	14.3	8,229	-47.8	4,176	-4,497	-51.9	8,345	1.4

Note: Following the change of method to calculate "Allowance for Loss on Interest Repayments", "ACOM's Voluntary Waiver of Repayments", formerly a composition of "Bad Debt Write-offs", is stated as a composition of "Interest-repayment-related Expenses" from this interim accounting period.

8-2. Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	2003/3		2004/3		2005/3		2006/3		2006/9		2007/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Operating Expenses	66.0	8.2	71.9	5.9	65.2	-6.7	73.2	8.0	70.3	8.3	75.7	2.5
Financial Expenses	7.1	0.0	6.3	-0.8	5.4	-0.9	4.6	-0.8	4.5	-0.2	4.8	0.2
Cost of Sales	0.0	0.0	0.2	0.2	-	-0.2	-	-	-	-	0.0	0.0
Bad-debt-related Expenses	26.7	9.2	32.9	6.2	25.5	-7.4	27.2	1.7	27.4	4.1	35.7	8.5
Bad Debt Write-offs	19.5	5.9	27.4	7.9	26.9	-0.5	27.0	0.1	22.5	-3.4	25.6	-1.4
Increase or Decrease in Allowance for Bad Debts	7.1	3.2	5.2	-1.9	-1.7	-6.9	0.1	1.8	4.7	7.3	9.7	9.6
Increase or Decrease in Allowance for Loss on Debt Guarantees	0.1	0.1	0.3	0.2	0.3	0.0	0.1	-0.2	0.2	0.2	0.4	0.3
Interest-repayment-related Expenses	-	-	-	-	-	-	9.4	9.4	6.9	6.9	3.6	-5.8
Interest Repayments	-	-	-	-	-	-	3.4	3.4	7.1	7.1	8.5	5.1
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	-	-	-	-	-	8.4	8.4	10.0	10.0
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	-	-	6.0	6.0	-8.6	-8.6	-14.9	-20.9
Other Operating Expenses	32.2	-1.0	32.5	0.3	34.3	1.8	32.0	-2.3	31.5	-2.5	31.6	-0.4
Personnel Costs	8.8	-0.1	9.0	0.2	9.0	0.0	8.8	-0.2	8.5	-0.2	8.4	-0.4
Advertising and Promotional Expenses	3.8	-1.0	3.4	-0.4	4.0	0.6	4.1	0.1	2.9	-1.2	3.0	-1.1
Administrative Expenses	3.8	-0.1	3.7	-0.1	3.6	-0.1	3.7	0.1	3.8	0.1	4.0	0.3
Expenses for Computer Operation and Development	5.5	-0.3	5.2	-0.3	5.2	0.0	4.9	-0.3	5.3	0.5	5.5	0.6
Fees	2.9	0.1	3.3	0.4	4.0	0.7	4.2	0.2	4.6	0.5	4.7	0.5
Insurance Expenses	2.1	0.5	2.3	0.2	2.2	-0.1	1.9	-0.3	1.9	0.0	0.8	-1.1
Depreciation Expenses	0.8	-0.1	0.7	-0.1	0.6	-0.1	0.6	0.0	0.6	0.0	0.7	0.1
Taxes and Other Public Charges	1.6	-0.1	1.5	-0.1	1.6	0.1	1.5	-0.1	1.5	-0.1	1.6	0.1
Enterprise Tax (Pro forma standard taxation)	-	-	-	-	0.2	0.2	0.2	0.0	0.2	0.0	0.2	0.0
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	0.4	0.4
Primary Expenses	-	-	-	-	-	-	-	-	-	-	0.0	0.0
Others	2.9	0.1	3.4	0.5	3.9	0.5	2.1	-1.8	2.2	-2.1	2.3	0.2

Note: Ratio of operating expenses to operating income = Operating expenses/Operating income

9. Receivables Outstanding (ACOM)

	2003/3		2004/3		2005/3		2006/3		2006/9				2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%	ytd %		yoy %
Receivables Outstanding (Millions of yen)	1,847,259	2.1	1,772,706	-4.0	1,720,641	-2.9	1,689,598	-1.8	1,656,081	-56,092	-3.3	-2.0	1,602,600	-5.1
Loan Business	1,652,890	2.2	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3	1,571,342	-35,457	-2.2	-1.6	1,525,500	-4.4
Unsecured Loans	1,582,751	2.2	1,548,616	-2.2	1,545,493	-0.2	1,542,256	-0.2	1,519,341	-32,374	-2.1	-1.5	1,475,800	-4.3
Consumers	1,582,125	2.2	1,548,274	-2.1	1,545,295	-0.2	1,542,121	-0.2	1,519,223	-32,326	-2.1	-1.5	1,475,700	-4.3
Commercials	625	-40.1	341	-45.4	197	-42.3	134	-31.5	118	-48	-29.2	-12.4	100	-25.4
Secured Loans	70,139	3.2	64,183	-8.5	56,280	-12.3	54,020	-4.0	52,000	-3,082	-5.6	-3.7	49,700	-8.0
Real Estate Card Loan	56,852	6.2	52,781	-7.2	47,135	-10.7	46,210	-2.0	44,899	-1,646	-3.5	-2.8	-	-
Credit Card Business	41,166	30.8	45,973	11.7	48,853	6.3	47,551	-2.7	46,536	-2,054	-4.2	-2.1	45,200	-4.9
ACOM MasterCard	41,114	31.0	45,941	11.7	48,833	6.3	47,537	-2.7	46,531	-2,047	-4.2	-2.1	45,200	-4.9
Installment Sales Finance Business	153,203	-5.0	113,934	-25.6	70,014	-38.5	45,769	-34.6	38,202	-18,580	-32.7	-16.5	31,900	-30.3
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	524	2.3	527	0.6	535	1.5	542	1.3	544	5	0.9	0.4	547	0.9
<reference>														
Guaranteed Receivables	57,926	-	100,971	74.3	137,261	35.9	163,782	19.3	175,188	23,504	15.5	7.0	186,700	14.0

10. Number of Customer Accounts (ACOM)

	2003/3		2004/3		2005/3		2006/3		2006/9				2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%	ytd %		yoy %
Loan Business	3,032,330	-0.1	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5	2,806,722	-81,968	-2.8	-1.8	2,709,700	-5.2
Unsecured Loans	3,017,837	-0.1	2,940,345	-2.6	2,890,353	-1.7	2,846,796	-1.5	2,794,625	-81,585	-2.8	-1.8	2,697,900	-5.2
Consumers	3,017,176	-0.1	2,939,945	-2.6	2,890,120	-1.7	2,846,643	-1.5	2,794,493	-81,523	-2.8	-1.8	2,697,800	-5.2
Commercials	661	-24.2	400	-39.5	233	-41.8	153	-34.3	132	-62	-32.0	-13.7	100	-34.6
Secured Loans	14,493	4.1	13,728	-5.3	12,563	-8.5	12,380	-1.5	12,097	-383	-3.1	-2.3	11,800	-4.7
Credit Card Business	1,015,127	0.3	1,064,699	4.9	1,192,175	12.0	1,253,800	5.2	1,285,516	64,464	5.3	2.5	1,145,200	-8.7
ACOM MasterCard	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,285,319	64,466	5.3	2.5	1,145,000	-8.7
Installment Sales Finance Business	479,182	-1.5	387,261	-19.2	284,782	-26.5	205,783	-27.7	173,292	-71,283	-29.1	-15.8	156,500	-23.9

Notes :1.Loan Business: Number of customer accounts with outstanding balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.

11. Number of New Loan Customers (ACOM)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of New Loan Customers	408,146	-8.0	359,311	-12.0	340,033	-5.4	330,385	-2.8	150,880	-18,008	-10.7	270,250	-18.2
Unsecured Loans	406,693	-8.0	358,570	-11.8	339,567	-5.3	329,814	-2.9	150,740	-17,860	-10.6	270,000	-18.1
Consumers	406,685	-8.0	358,570	-11.8	339,567	-5.3	329,814	-2.9	150,740	-17,860	-10.6	270,000	-18.1
Commercials	8	-57.9	0	-100.0	0	-	0	-	0	-	-	-	-
Secured Loans	1,453	7.3	741	-49.0	466	-37.1	571	22.5	140	-148	-51.4	250	-56.2

12. Number of Loan Business Outlets (ACOM)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy		yoy		yoy		yoy		ytd	%		yoy
Number of Loan Business Outlets	1,716	-45	1,699	-17	1,785	86	2,003	218	2,044	41	2.0	1,868	-135
Staffed	468	-53	381	-87	324	-57	277	-47	242	-35	-12.6	142	-135
Unstaffed	1,248	8	1,318	70	1,461	143	1,726	265	1,802	76	4.4	1,726	0
QUICK MUJIN Machine	-	-	-	-	38	38	194	156	218	24	12.4	174	-20

13. MUJINKUN (ACOM)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy		yoy		yoy		yoy		ytd	%		yoy
Number of MUJINKUN Outlets	1,705	-44	1,691	-14	1,782	91	2,007	225	2,051	44	2.2	1,875	-132
Number of MUJINKUN Machine	1,706	-45	1,692	-14	1,783	91	2,008	225	2,051	43	2.1	1,875	-133
QUICK MUJIN Machine	-	-	-	-	38	38	201	163	227	26	12.9	183	-18

14. Cash Dispensers and ATMs (ACOM)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy		yoy		yoy		yoy		ytd	%		yoy
Number of Cash Dispensers and ATMs	69,215	19,438	76,282	7,067	81,736	5,454	83,868	2,132	85,913	2,045	2.4	-	-
Proprietary	2,026	-42	1,961	-65	1,891	-70	1,952	61	1,978	26	1.3	1,846	-106
Open 365 Days/Year	2,020	-39	1,957	-63	1,888	-69	1,951	63	1,977	26	1.3	-	-
Open 24 Hours/Day	1,749	-24	1,705	-44	1,662	-43	1,727	65	1,750	23	1.3	-	-
Tie-up	67,189	19,480	74,321	7,132	79,845	5,524	81,916	2,071	83,935	2,019	2.5	-	-
Others	7,621	10	8,424	803	8,684	260	8,903	219	8,976	73	0.8	-	-

Note. "Others" indicates receipt of payment by convenience stores under an agency agreement.

15. Employees (ACOM)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy		yoy		yoy		yoy		ytd	%		yoy
Number of Employees	4,405	39	4,238	-167	4,096	-142	3,911	-185	3,767	-144	-3.7	2,805	-1,106
Head Office	869	113	932	63	925	-7	937	12	966	29	3.1	-	-
Credit Supervision related	302	61	345	43	336	-9	346	10	361	15	4.3	-	-
Financial Service Business Division	3,536	-74	3,306	-230	3,171	-135	2,974	-197	2,801	-173	-5.8	-	-
Contact Center	1,059	724	943	-116	887	-56	964	77	940	-24	-2.5	-	-
Credit Card/ Installment Business Dept.	228	-3	346	118	317	-29	281	-36	255	-26	-9.3	-	-
Guarantee Business Dept.	-	-	-	-	48	48	59	11	94	35	59.3	-	-

Note. The number of employees as of March 2003 is adjusted according to organizational change in June 2003.

16. Average Loan yield (ACOM)

(%)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.	ytd p.p.		yoy p.p.
Average yield	23.47	-0.33	23.23	-0.24	23.13	-0.10	22.94	-0.19	22.24	-0.85	-0.70	21.85	-1.09
Unsecured Loans	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.59	-0.88	-0.73	22.19	-1.13
Consumers	23.96	-0.36	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.59	-0.88	-0.73	22.19	-1.13
Commercials	20.04	-1.55	18.96	-1.08	17.12	-1.84	16.63	-0.49	15.59	-1.28	-1.04	15.00	-1.63
Secured Loans	12.15	0.02	12.16	0.01	12.27	0.11	12.38	0.11	12.23	-0.15	-0.15	12.14	-0.24

Note Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

17. Unsecured Loans Receivable Outstanding by Interest Rate (ACOM)

(Millions of yen)

Effective Annual Interest Rate	2003/3				2004/3				2005/3				2006/3				2006/9				2007/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Loans Receivable Outstanding	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,846,643	100.0	1,542,121	100.0	2,794,493	100.0	1,519,223	100.0	-	-	1,475,700	100.0
28.470% and Higher	129,643	4.3	49,475	3.1	100,931	3.4	39,701	2.5	78,365	2.7	31,483	2.1	61,859	2.2	25,418	1.6	57,944	2.1	22,993	1.5	-	-	20,200	1.4
27.375%	1,747,741	57.9	639,356	40.4	1,759,830	59.9	642,084	41.5	1,757,575	60.8	652,293	42.2	1,685,553	59.2	623,676	40.4	1,516,230	54.3	589,938	38.8	-	-	535,900	36.3
25.000% - 26.500%	595,372	19.7	345,529	21.9	545,094	18.5	338,972	21.9	524,539	18.2	343,838	22.3	509,901	17.9	338,043	21.9	541,995	19.4	309,397	20.4	-	-	273,800	18.6
20.000% - 24.820%	360,906	12.0	332,760	21.0	321,498	10.9	312,491	20.2	301,330	10.4	304,686	19.7	308,659	10.8	314,393	20.4	328,536	11.7	304,813	20.1	-	-	270,300	18.3
18.250% - 19.000%	51,353	1.7	96,294	6.1	46,184	1.6	87,939	5.7	41,830	1.5	79,546	5.1	39,923	1.4	73,732	4.8	40,603	1.4	70,566	4.6	-	-	103,600	7.0
15.000% - 18.000%	57,918	1.9	99,223	6.3	52,657	1.8	92,256	6.0	52,927	1.8	91,183	5.9	63,877	2.3	104,125	6.8	117,231	4.2	151,271	10.0	-	-	198,400	13.4
Less than 15.000%	74,243	2.5	19,485	1.2	113,751	3.9	34,827	2.2	133,554	4.6	42,263	2.7	176,871	6.2	62,731	4.1	191,954	6.9	70,241	4.6	-	-	73,500	5.0

18. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2003/3				2004/3				2005/3				2006/3				2006/9				2007/3(E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
≦100	446,625	14.8	20,603	1.3	440,892	15.0	20,278	1.3	433,121	15.0	19,936	1.3	436,574	15.3	20,000	1.3	429,685	15.4	19,828	1.3	-	-	19,000	1.3
100< ≦300	550,290	18.2	125,037	7.9	557,345	18.9	124,248	8.0	521,911	18.1	116,143	7.5	498,132	17.5	110,773	7.2	492,373	17.6	109,517	7.2	-	-	106,700	7.3
300< ≦500	1,367,116	45.4	631,290	39.9	1,298,519	44.2	599,785	38.7	1,295,695	44.8	599,363	38.8	1,276,930	44.9	591,294	38.4	1,249,009	44.7	578,639	38.1	-	-	558,200	37.8
500< ≦1,000	380,548	12.6	326,476	20.6	359,923	12.3	307,933	20.0	346,243	12.0	295,102	19.1	328,892	11.6	278,185	18.0	319,383	11.4	269,265	17.7	-	-	257,200	17.4
1,000<	272,597	9.0	478,716	30.3	283,266	9.6	496,029	32.0	293,150	10.1	514,749	33.3	306,115	10.7	541,866	35.1	304,043	10.9	541,972	35.7	-	-	534,600	36.2
Total	3,017,176	100.0	1,582,125	100.0	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,846,643	100.0	1,542,121	100.0	2,794,493	100.0	1,519,223	100.0	-	-	1,475,700	100.0

19. Number of New Customers by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen, %)

Annual Income (Millions of yen)	2003/3			2004/3			2005/3			2006/3			2006/9		
	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount
≦2	96,455	23.7	136	86,242	24.1	123	83,370	24.5	134	82,914	25.1	139	37,361	24.8	141
2< ≦5	255,555	62.9	161	227,416	63.4	151	214,180	63.1	158	207,675	63.0	158	95,420	63.3	161
5< ≦7	36,465	8.9	204	30,252	8.4	193	28,065	8.3	199	26,279	8.0	192	11,866	7.9	195
7< ≦10	15,014	3.7	225	12,214	3.4	217	11,712	3.4	230	10,746	3.2	220	5,002	3.3	224
10<	3,196	0.8	239	2,446	0.7	229	2,240	0.7	247	2,200	0.7	243	1,091	0.7	248
Total	406,685	100.0	162	358,570	100.0	151	339,567	100.0	158	329,814	100.0	159	150,740	100.0	162

20. Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	2003/3		2004/3		2005/3		2006/3		2006/9	
	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)
Under 29	25.3	21.8	24.2	21.6	23.1	21.6	22.1	22.5	21.4	24.0
Age 30 - 39	28.7	28.0	29.3	28.5	29.5	28.7	29.3	28.1	29.4	28.0
Age 40 - 49	20.5	21.7	20.5	21.5	20.7	21.3	20.9	21.6	20.9	20.8
Age 50 - 59	17.9	19.7	18.0	19.3	18.3	19.0	18.9	18.7	19.1	18.1
Over 60	7.6	8.8	8.0	9.1	8.4	9.4	8.8	9.1	9.2	9.1
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

21. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2003/3		2004/3		2005/3		2006/3		2006/9	
	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)
Male (%)	73.3	69.2	73.4	69.0	73.5	69.5	73.3	69.8	73.2	69.8
Female (%)	26.7	30.8	26.6	31.0	26.5	30.5	26.7	30.2	26.8	30.2

22. Bad Debt Write-offs (ACOM)

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%		yoy %
Bad Debt Write-offs (Millions of yen)	81,608	50.4	112,598	38.0	108,446	-3.7	107,239	-1.1	58,892	7,072	13.6	131,700	22.8
Loan Receivable	75,428	47.9	103,093	36.7	97,166	-5.7	95,826	-1.4	52,784	6,579	14.2	118,800	24.0
Unsecured Loans	75,039	50.9	100,781	34.3	96,415	-4.3	95,053	-1.4	52,462	6,570	14.3	118,000	24.1
Secured Loans	388	-69.9	2,312	494.8	750	-67.5	772	2.9	321	8	2.9	800	3.6
ACOM MasterCard	3,344	89.2	4,745	41.9	4,394	-7.4	3,905	-11.1	1,879	-81	-4.2	3,900	-0.1
Installment Sales Finance	2,457	66.6	2,890	17.6	3,095	7.1	2,088	-32.5	701	-443	-38.8	1,300	-37.7
Guarantee	306	-	1,860	506.1	3,785	103.5	5,409	42.9	3,496	988	39.4	7,700	42.4
Average Amount of Bad Debt Write-offs per Account for Unsecured Loans (Thousands of yen)	363	9.3	395	8.8	408	3.3	425	4.2	427	3	0.7	-	-

<reference>

Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	524	-	527	0.6	535	1.5	542	1.3	544	5	0.9	547	0.9

Note: Amount of ACOM's voluntary waiver of repayments is an amount of waived principal which is associated with interest repayments.

[Ratio of Bad Debt Write-offs]

	2003/3		2004/3		2005/3		2006/3		2006/9			2007/3(E)	
Loans Receivable (%)	4.56	(1.41)	6.38	(1.82)	6.05	(-0.33)	5.99	(-0.06)	3.35	(0.48)	-	7.77	(1.78)
Unsecured Loans	4.74	(1.53)	6.50	(1.76)	6.23	(-0.27)	6.15	(-0.08)	3.45	(0.50)	-	7.98	(1.83)
Secured Loans	0.54	(-1.30)	3.55	(3.01)	1.31	(-2.24)	1.41	(0.10)	0.61	(0.05)	-	1.60	(0.19)
ACOM MasterCard	8.13	(2.50)	10.32	(2.19)	8.98	(-1.34)	8.20	(-0.78)	4.03	(0.00)	-	8.60	(0.40)
Installment Sales Finance	1.60	(0.69)	2.54	(0.94)	4.39	(1.85)	4.53	(0.14)	1.82	(-0.18)	-	3.95	(-0.58)

<reference>

Guarantee	0.52	(0.39)	1.80	(1.28)	2.68	(0.88)	3.18	(0.50)	1.91	(0.31)	-	3.94	(0.76)

Note:1. Ratio of Bad Debt Write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard = Bad Debt Write-offs of ACOM MasterCard / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Gurantee= Bad Debt Write-offs of Gurantee / (Guranteed Receivables plus Payments in Subrogation)
Note:2. Figures in brackets indicate year-on-year change in percentage points.

22-2. Unserured Loans Write-offs by Reasons (ACOM)

	2002/3		2003/3		2004/3		2005/3		2006/3		2006/9	
Based on Receivables Outstanding	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)
Amount of Bad Debt Write-offs (Millions of yen)	49,713	100.0	75,039	100.0	100,781	100.0	96,415	100.0	95,053	100.0	52,462	100.0
Personal Bankruptcy	20,238	40.7	30,492	40.6	35,672	35.4	27,464	28.5	23,506	24.7	9,072	17.3
Failure to Locate Borrowers	2,704	5.4	3,153	4.2	3,307	3.3	3,012	3.1	2,993	3.2	1,488	2.8
Borrowers' Inability of Making Repayments, etc.	18,332	36.9	26,726	35.7	38,708	38.4	40,639	42.2	38,803	40.8	23,593	45.0
ACOM's Voluntary Waiver of Repayments	8,439	17.0	14,668	19.5	23,093	22.9	25,298	26.2	29,750	31.3	18,307	34.9

23. Bad Debts (ACOM)

(Millions of yen)

	2003/3	%	2004/3	%	2005/3	%	2006/3	%	2006/9	%
Total Amount of Bad Debts	60,491	3.65	79,754	4.93	81,210	5.06	109,573	6.85	131,458	8.35
Loans to Borrowers in Bankruptcy or Under Reorganization	9,227	0.56	9,280	0.57	8,377	0.52	7,000	0.44	6,584	0.42
Applications for Bankruptcy are Proceeded	3,540	0.21	2,951	0.18	2,026	0.13	1,307	0.08	1,279	0.08
Applications for The Civil Rehabilitation are proceeded	2,853	0.17	3,633	0.22	3,176	0.20	2,716	0.17	2,530	0.16
Applications for The Civil Rehabilitation are determined	815	0.05	1,775	0.11	2,328	0.15	2,358	0.15	2,280	0.14
Loans in Arrears	31,128	1.88	36,632	2.27	35,310	2.20	46,709	2.92	65,306	4.15
Loans Past Due for Three Months or More	1,036	0.06	1,638	0.10	1,345	0.08	1,110	0.07	567	0.04
Restructured Loans	19,099	1.15	32,204	1.99	36,177	2.25	54,752	3.42	59,000	3.75

(Note) In line with the inclusion of allowance for loss on interest repayments, the amount of loans to borrowers seeking legal counsel that have not been resolved yet is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006.

23-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2003/3	%	2004/3	%	2005/3	%	2006/3	%	2006/9	%
11days ≦ < 3 months	18,971	1.15	19,475	1.21	17,239	1.07	12,968	0.81	20,742	1.32
31days ≦ < 3 months	9,761	0.59	11,076	0.69	9,902	0.62	7,289	0.46	8,334	0.53
11days ≦ < 31 days	9,210	0.56	8,399	0.52	7,337	0.46	5,679	0.36	12,408	0.79

24. Allowance for Bad Debts (ACOM)

	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2006/9	yoy %	2007/3(E)	yoy %
Allowance for Bad Debts (Millions of yen)	107,700	38.6	129,400	20.1	122,400	-5.4	122,700	0.2	98,406	-15.9	125,100	2.0
(Allowance for Bad Debts calculated by former method)									(144,500)	(23.5)	(165,100)	(34.6)
Ratio of Allowance for Bad Debts	5.91	-	7.37	-	7.15	-	7.26	-	5.96	-	7.82	-
General Allowance for Bad Debts	67,127	-	82,898	23.5	76,870	-7.3	66,810	-13.1	46,178	-35.1	57,600	-
Unsecured Consumer Loans	59,980	-	74,888	24.9	69,348	-7.4	61,187	-11.8	40,578	-37.0	52,900	-
Specific Allowance for Bad Debts	40,184	-	44,929	11.8	43,657	-2.8	54,276	24.3	50,713	14.9	65,800	-
Increase or Decrease in Allowance for Bad Debts	30,000	89.9	21,700	-27.7	-7,000	-132.3	300	104.3	-24,293	-	2,400	-
Allowance for Loss on Debt Guarantees	474	-	1,865	293.5	2,880	54.4	3,330	15.6	3,810	27.4	4,850	45.6
Increase or Decrease in Allowance	461	-	1,391	201.7	1,015	-27.0	450	-55.7	480	-	1,520	-

Note 1: (Allowance for Bad Debts calculated by former method): it is calculated based on the method used before the change of expression of Allowance for loss on interest repayments from interim accounting period as of September 2006.

Note:

Ratio of Allowance for Bad Debts = Allowance for bad debts / Loans Receivable Outstanding at the fiscal year-end plus Installment Receivables (excluding deferred income on installment sales finance) ×100

25. Allowance for Loss on Interest Repayments

	2003/3	yoy %	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2006/9	yoy %	2007/3(E)	yoy %
Allowance for Loss on Interest Repayments(Millions of yen)	-	-	-	-	-	-	23,700	-	357,500	-	318,900	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	-	-	23,700	-	333,800	-	295,200	-

Note: The numbers in the above contain a portion of Allowance for Bad Debts calculated by former method from interim accounting period as of September 2006.

26. Funds Procurement (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2006/9				2007/3(E)		
		C.R.(%)		C.R.(%)		C.R.(%)		C.R.(%)		yoy %	ytd %	C.R.(%)		yoy %	C.R.(%)
Borrowings	1,384,848	100.0	1,260,090	100.0	1,028,722	100.0	945,208	100.0	881,152	-10.8	-6.8	100.0	872,500	-7.7	100.0
Indirect	1,053,068	76.0	951,210	75.5	719,842	70.0	614,288	65.0	574,212	-12.0	-6.5	65.2	565,600	-7.9	64.8
City Banks	35,065	2.5	35,386	2.8	21,430	2.1	24,487	2.6	21,678	9.6	-11.5	2.5	-	-	-
Regional Banks	58,300	4.2	51,147	4.1	32,791	3.2	19,330	2.0	16,246	-31.7	-16.0	1.8	-	-	-
Long-term Credit Banks	93,880	6.8	76,968	6.1	53,979	5.2	41,049	4.3	50,991	24.2	24.2	5.8	-	-	-
Trust Banks	409,257	29.6	403,081	32.0	337,951	32.9	290,093	30.7	269,150	-12.2	-7.2	30.5	-	-	-
Foreign Banks	63,000	4.5	37,500	3.0	6,500	0.6	6,500	0.7	7,500	15.4	15.4	0.9	-	-	-
Life Insurance Companies	263,779	19.0	245,773	19.5	189,090	18.4	152,749	16.2	137,694	-10.0	-9.9	15.6	-	-	-
Non-Life Insurance Companies	50,043	3.6	44,723	3.5	29,439	2.9	21,659	2.3	18,110	-20.2	-16.4	2.1	-	-	-
Others	79,744	5.8	56,632	4.5	48,662	4.7	58,421	6.2	52,843	-33.3	-9.5	6.0	-	-	-
Direct	331,780	24.0	308,880	24.5	308,880	30.0	330,920	35.0	306,940	-8.3	-7.2	34.8	306,900	-7.3	35.2
Straight Bonds	295,000	21.3	285,000	22.6	265,000	25.8	265,000	28.0	235,000	-17.5	-11.3	26.7	-	-	-
Convertible Bonds	-	0.0	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Paper	10,000	0.7	-	-	20,000	1.9	50,000	5.3	60,000	100.0	20.0	6.8	-	-	-
Securitization of Installment Sales Finance Receivable	2,900	0.2	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	23,880	1.7	23,880	1.9	23,880	2.3	15,920	1.7	11,940	-40.0	-25.0	1.4	-	-	-
Short-term	16,400	1.2	11,500	0.9	22,500	2.2	51,000	5.4	60,000	-10.4	17.6	6.8	60,000	17.6	6.9
Long-term	1,368,448	98.8	1,248,590	99.1	1,006,222	97.8	894,208	94.6	821,152	-10.8	-8.2	93.2	812,500	-9.1	93.1
Fixed	1,171,837	84.6	1,093,395	86.8	900,468	87.5	805,086	85.2	741,227	-10.1	-7.9	84.1	746,400	-7.3	85.5
Interest Rate Swaps (Notional)	142,310	10.3	188,321	14.9	161,712	15.7	207,053	21.9	202,251	15.7	-2.3	23.0	-	-	-
Interest Cap (Notional)	117,000	8.4	82,000	6.5	82,000	8.0	7,000	0.7	-	-	-	-	-	-	-
Average Interest Rate on Funds Procured During the Year	2.10	-	1.96	-	1.92	-	1.84	-	1.84	-	-	-	1.97	-	-
Average Nominal Interest Rate on Funds Procured During the Year	1.85	-	1.67	-	1.61	-	1.47	-	1.51	-	-	-	1.60	-	-
Floating Interest Rate	1.89	-	1.55	-	1.66	-	1.33	-	1.45	-	-	-	1.74	-	-
Fixed Interest Rate	2.14	-	2.04	-	1.96	-	1.69	-	1.91	-	-	-	2.29	-	-
Short-term	0.56	-	0.64	-	0.80	-	0.19	-	0.29	-	-	-	0.43	-	-
Long-term	2.11	-	1.96	-	1.92	-	1.90	-	1.93	-	-	-	2.07	-	-
Direct	1.86	-	1.82	-	1.80	-	1.64	-	1.53	-	-	-	1.55	-	-
Indirect	2.18	-	2.00	-	1.97	-	1.94	-	2.00	-	-	-	2.20	-	-

<reference>

Term Average of Long-term Prime Rate	1.79	-	1.58	-	1.69	-	1.76	-	2.46	-	-	-	-	-	-

Notes: Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

27. Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2006/9				2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%	ytd %		yoy %
Number of Cardholders	1,014,845	1.1	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,285,319	64,466	5.3	2.5	1,145,000	-8.7
Tie-up Card	113,249	263.0	269,959	138.4	510,772	89.2	688,052	34.7	775,181	175,086	29.2	12.7	-	-
Number of Accounts with Shopping Receivables	287,999	33.5	336,008	16.7	304,233	-9.5	303,242	-0.3	311,686	2,360	0.8	2.8	-	-
Card Shopping Receivables	41,114	31.0	45,941	11.7	48,833	6.3	47,537	-2.7	46,531	-2,047	-4.2	-2.1	45,200	-4.9
Revolving Receivables	36,885	33.0	41,404	12.2	43,774	5.7	43,043	-1.7	42,229	-1,506	-3.4	-1.9	-	-
Operating Income	4,952	34.7	5,647	14.0	6,111	8.2	6,137	0.4	2,955	-153	-4.9	-	5,700	-7.1
Number of Card Issuance Machines	1,180	-	1,185	-	1,197	-	1,196	-	1,188	-	-	-	-	-
MUJINKUN	877	-	897	-	935	-	954	-	966	-	-	-	-	-
Loan Business Outlets	303	-	288	-	262	-	242	-	222	-	-	-	-	-

28. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2006/9				2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%	ytd %		yoy %
Number of Customer Accounts	479,182	-1.5	387,261	-19.2	284,782	-26.5	205,783	-27.7	173,292	-71,283	-29.1	-15.8	156,500	-23.9
Installment Receivables	153,203	-5.0	113,934	-25.6	70,014	-38.5	45,769	-34.6	38,202	-18,580	-32.7	-16.5	31,900	-30.3
Adjusted Receivables	127,820	-4.2	96,764	-24.3	60,971	-37.0	40,366	-33.8	33,784	-16,089	-32.3	-16.3	28,400	-29.6
Operating Income	16,166	-0.7	13,799	-14.6	9,255	-32.9	5,550	-40.0	1,913	-1,218	-38.9	-	3,500	-36.9
Ratio of Bad Debt Write-offs	1.60	-	2.54	-	4.39	-	4.53	-	1.82	-0.18	-	-	3.95	-
Number of Merchant Venders	6,066	-	6,225	-	6,353	-	6,553	-	6,626	156	-	-	-	-

Note: "Number of Customer Accounts" indicates the number of contracts with receivables outstanding.

29. Guarantee Business (ACOM)

(Millions of yen)

	2003/3		2004/3		2005/3		2006/3		2006/9				2007/3(E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy%	ytd %		yoy %
Number of Accounts with Outstanding Balance	156,256	-	269,977	72.8	345,573	28.0	387,173	12.0	403,403	35,723	9.7	4.2	396,700	2.5
Guaranteed Receivables	57,926	-	100,971	74.3	137,261	35.9	163,782	19.3	175,188	23,504	15.5	7.0	186,700	14.0
Income from Guarantee Business	1,866	-	5,035	169.7	7,599	50.9	9,496	25.0	5,300	749	16.5	-	11,000	15.8

30. Financial Ratios (ACOM)

(%)

	2003/3		2004/3		2005/3		2006/3		2006/9		2007/3(E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Dividend Pay-out Ratio	15.1	2.8	17.6	2.5	19.0	1.4	34.4	15.4	-	-	-	-
Shareholders' Equity Ratio	30.6 (29.8)	2.9 (2.2)	34.4 (32.7)	3.8 (2.9)	44.2 (41.3)	9.8 (8.6)	47.1 (43.4)	2.9 (2.1)	32.0 (29.3)	-14.4 (-13.7)	33.7 (30.6)	-13.4 (-12.8)
Dividend on Equity	1.8	-0.2	1.7	-0.1	1.8	0.1	2.4	0.6	1.8	-0.6	0.8	-1.6
Return on Equity (ROE)	12.6	-4.9	9.8	-2.8	10.7	0.9	7.2	-3.5	-73.8	-84.2	-33.5	-40.7
Operating Profit to Total Assets	6.8	-1.7	5.6	-1.2	7.1	1.5	5.4	-1.7	5.9	-1.9	4.7	-0.7
Income Before Extraordinary Items to Total Assets	6.9	-1.7	5.7	-1.2	7.1	1.4	5.5	-1.6	6.0	-1.9	4.9	-0.6
Return on Assets (ROA)	3.7	-1.1	3.2	-0.5	4.2	1.0	3.3	-0.9	-29.2	-33.9	-13.6	-16.9
Operating Margin	34.0	-8.2	28.1	-5.9	34.8	6.7	26.8	-8.0	29.7	-8.3	24.3	-2.5
Income Before Extraordinary Items to Operating Income	34.5	-8.1	28.6	-5.9	35.2	6.6	27.3	-7.9	30.6	-7.9	25.0	-2.3
Net Income Margin	18.5	-5.1	15.9	-2.6	20.6	4.7	16.2	-4.4	-148.1	-170.9	-69.9	-86.1
Current Ratio	448.6	62.5	469.9	21.3	445.7	-24.2	447.5	1.8	527.5	123.1	590.6	143.1
Fixed Assets Ratio	22.9	-2.5	21.5	-1.4	17.5	-4.0	25.5	8.0	32.1	8.2	32.3	6.8
Interest Coverage (times)	5.8	-1.1	5.4	-0.4	7.5	2.1	6.8	-0.7	7.7	-1.5	6.0	-0.8

Note 1: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.
2: "Dividend Pay-out Ratio" of the interim accounting period as of September 2006, and of the fiscal year ending March 2007 is not presented due to the expectation of loss in net income.

<Reference> Financial Ratios (Consolidated)

	2003/3		2004/3		2005/3		2006/3		2006/9	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Shareholders' Equity Ratio	29.5 (28.8)	2.6 (2.0)	33.6 (32.0)	4.1 (3.2)	41.6 (40.1)	8.0 (8.1)	44.0 (42.2)	2.4 (2.1)	29.8 (28.4)	-13.7 (-13.4)
Return on Equity (ROE)	12.2	-5.4	10.5	-1.7	10.4	-0.1	7.3	-3.1	-73.2	-83.7
Return on Assets (ROA)	3.5	-1.2	3.3	-0.2	3.9	0.6	3.1	-0.8	-27.0	-31.5

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.

31. Per Share Data (ACOM)

(Yen)

		2003/3	2004/3	2005/3	2006/3	2006/9	2007/3(E)
Net Income	Non-Consolidated	529.45	455.36	525.54	407.52	-1,798.69	-1,645.73
	Consolidated	513.09	487.78	516.24	416.69	-1,794.86	-1,636.83
Dividends		80.00	80.00	100.00	140.00	70.00	100.00
Shareholders' Equity	Non-Consolidated	4,411.62	4,834.51	5,447.18	5,874.26	3,880.51	3,963.25
	Consolidated	4,405.09	4,855.99	5,456.40	5,901.70	3,910.19	-

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

		2003/3	2004/3	2005/3	2006/3	2006/9	2007/3(E)
Net Income	Non-Consolidated	-18.2	-14.0	15.4	-22.5	-719.1	-503.8
	Consolidated	-21.4	-4.9	5.8	-19.3	-709.9	-492.8
Dividends		0.0	0.0	25.0	40.0	-	-
Shareholders' Equity	Non-Consolidated	11.1	9.6	12.7	7.8	-32.5	-32.5
	Consolidated	10.6	10.2	12.4	8.2	-32.1	-

32. Shares Issued (ACOM)

(Thousands)

	2003/3	2004/3	2005/3	2006/3	2006/9	2007/3(E)
Average Number of Shares Issued During the Year	146,283	144,089	157,867	157,337	157,193	-
Number of Shares Issued at Year-end	146,283	143,561	158,296	157,190	157,194	-

Notes: 1. From the fiscal year ended March 31, 2002, average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. From the fiscal year ended March 31, 2002, number of treasury stocks at the year-end are excluded from the number of shares issued at year-end

33. DC Cash One Ltd.

	2004/3		2005/3		2006/3		2006/9				2007/3(E)	
		YOY %		YOY %		YOY %		YOY	YOY %	YTD %		YOY %
Receivables Outstanding (Millions of yen)	38,994	-	59,246	51.9	74,142	25.1	80,064	11,961	17.6	8.0	84,900	14.5
Number of Customer Accounts	107,857	-	150,074	39.1	172,183	14.7	179,646	16,034	9.8	4.3	189,000	9.8
Average Balance of Loans per Account (Thousands of yen)	362	-	395	9.1	431	9.1	445	29	7.0	3.2	449	4.2
Average Loan Yield (%)	-	-	-	-	17.00	-	16.81	-	-	-	16.66	-
Number of New Loan Customers	-	-	-	-	43,354	-	20,929	-	-	-	44,600	-
Number of Business Outlets	-	-	-	-	322	-	478	-	-	-	-	-
DC Cash One's Direct Outlets	-	-	-	-	2	-	1	-	-	-	1	-
Agency-type Outlets(ACOM)	-	-	-	-	320	-	477	-	-	-	-	-
Number of Employees	-	-	-	-	64	-	72	-	-	-	-	-

Guaranteed Receivables (Millions of yen)	-	-	-	-	254	-	3,630	-	-	-	26,200	-

(Note) Receivable outstanding and number of customer accounts include non-interest-bearing balance and the accounts with *non-interest-bearing balance respectively.*

Category criteria concerning situations of bad debts;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.

This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT6

November 8, 2006

Enforcement of "Group Management Reformation"

ACOM CO., LTD. (hereinafter, ACOM) announces that the Board of Directors of ACOM has resolved a direction of its "Group Management Reformation" on November 8, 2006.

1. Purpose of Reformation

ACOM Group was founded under the principle "Extending the feeling of confidence from person to person" in which we placed our corporate philosophy of "Respecting other people", "Putting the customer first", and "Innovative and creative style of corporate management" and has been propelling its businesses by continuous support from stakeholders such as customers, shareholders, business correspondents. Under these principles from now on, by constructing the corporate group focusing on sociability such as further consumer protection, and by offering peaceful and reliable financial services with low prices to consumers, ACOM will tackle with group-wide management reformation while recognizing contribution to the sound development of consumer credit market as our mission of management.

Presupposing further thoroughness of business compliance, this management reformation is with the aim of realization of both strengthening sales services and improving management efficiency by drastic cost structure reformation of ACOM group. In addition, ACOM will construct new business model of loan business immediately under the new law after amendment of related laws of lending business, secure long-term and stable earnings, and will build management foundation for the growth to come.

<ACOM group management reformation>

- Strengthening compliance system
- Streamlining management efficiency by cost structure reformation
- Direction of next growth strategies

2. Outline of management reformation

(1) Strengthening compliance system

ACOM has promoted practical implementation of business ethics not only obeying laws and internal rules but also with social common sense and the spirit of respecting human rights as the important theme of management policy through concentrating on structure for instance, establishment of "Business Ethics Office" and "Business Ethics Committee" and instituting "ACOM's Ethical Codes for Business".

ACOM will implement the following changes on December 1, 2006 to promote highly opened and transparent management and to strengthen compliance system positively.

Reorganization and Title Alteration of Business Ethics Committee (Compliance Committee)

- Change the positioning of establishment of this committee from the Executive Officers Meeting to the Board of Directors Meeting
- Invite outside experts as the majority members of this committee (scheduled) (Current committeemen keep engaging until the implementation of this invitation)

Revision of organization

- Establish "Compliance Department" by integrating "Legal Department" with "Business Ethics Office" in order to improve its practicability by business compliance and ensuring ethics
- Strengthen the authority of "Compliance Department" as a supervision organization, and establish an organization or a responsible person of compliance coordinating with "Compliance Department" at major business operation departments to improve practicability

*See another today's News Release "Notification of New Organization and Personnel Change".

(2) Streamlining management efficiency by cost structure reformation

Based on ACOM group's optimum condition, the management reformation including "Restructuring business model of loan business" and "Reorganization of group-wide businesses and functions" etc, will be implemented for overall businesses and departments of ACOM group. In addition, at the moment of completion of management reformation, it is aimed to reduce more than 40 billion yen of Sales and General Administrative Expenses excluding Financial Expenses and Bad-debt-related Expenses. ACOM will determine the concrete plan of this management reformation

based on the following direction, and announce them at all times.

(A)Management reformation during current fiscal year

(a) Loan business

Reorganization and integration of ACOM's outlets considering a balance between high quality customer services and efficiency by function reinforcement of unstaffed outlets

- Number of change of staffed outlets: decrease of 135 outlets
  (Decrease of 131 by changed into unstaffed, Decrease of 5 by abolition and Increase of 1 by newly opened)
- Number of change of unstaffed outlets: None
  (Increase of 131 by changed from staffed, Decrease of 191 by abolition, Increase of 60 by newly opened)
* Number of outlets expected at the end of the current fiscal year: 1,868 outlets
  (Staffed: 142, Unstaffed: 1,726)
- Integration of 4 locations of Call Centers, providing telephone services, into 2 locations
- Integration of 12 locations of Service Centers, providing services of receipt of application from unstaffed outlets, into 2 locations

(b) Credit card business

- Sales reinforcement of credit card for loan customers
- Examining renewal/suspension of tie-up card contract
- Integration of its plural organizations and functions dispersed in Tokyo and Osaka into 1 locations

(c) Installment sales finance business

Examining of Integration of ACOM's installment sales finance business with JCK CREDIT CO., LTD. (subsidiary of ACOM and specialized in the same business) in order to reduce costs and strengthen sales and promotion

(d) Reorganization of subsidiaries

Examining of integration of JLA INCORPORATED, ACOM ESTATE CO., LTD. and ABS CO., LTD. aiming at highly professional company providing the services such as construction of buildings and real estate management and possessing sales competitiveness

(e) Streamlining head office functions

Drastic rationalization of head office functions and organizations by group-wide thorough review

(f) Improvement of personnel efficiency

- Recruiting approximately 700 employees for voluntary retirement from the viewpoint of strategic distribution of management resources
- Reducing annually 9 billion yen of Personnel Costs accompanied with other policies for improvement of personnel efficiency

* See another today's Press Release "Notification of Recruitment of Voluntary Retirement".

(B) Management reformation examined after 2nd half of this fiscal year

(a) Loan and guarantee business

In order to keep a balance between top line growth/expansion and efficiency improvement under the new law of amendment of related laws of lending business regarding segregation of loan and guarantee businesses operated by ACOM and its subsidiary company "DC Cash One Ltd.", ACOM will have a discussion about owing jointly backyard functions such as call center and operating system, improvement of advertising efficiency, and high personnel liquidity.

(b) Loan servicing business

ACOM will have a discussion flexibly about prospective possibilities of loan servicing business operated by IR Loan Servicing, Inc. (subsidiary company of ACOM). In addition, prospective business model including the services such as noticing customers the payment-due date, etc among each business of loan, installment sales finance, credit card and guarantee will be discussed broadly considering laws and regulations, etc.

(c) Shared-service management operation

By boosting specialty of ACOM's subsidiary company, AB PARTNER CO., LTD. providing the services of entrusted back-office (clerical work), ACOM will promote group-wide shared-service management operation.

(d) Reduction of computer system costs

With the aim of more than 30% reduction of the expenses related to maintenance of existing systems and developing new systems, ACOM will have a discussion about system restructuring in addition to reviewing and improving efficiency of clerical work mainly related to sales and promotion.

3. Direction of next growth strategies

- At loan business, by reinforcement of customer-drawing power from new customer segment through realization of both "constructing of low cost operation model" and the brand recognition as "relief, confidence, and low-cost" in early stages, ACOM try to succeed to grow in medium-long term.

- ACOM will improve the efficiency and reinforce its competitiveness in ACOM group's whole businesses, while building a new pillar of ACOM's future earnigns.

- As pioneering new business market, ACOM will keep going to enter into Asian area positively. In addition to expanding the current businesses of loan and hire purchase in the Kingdom of Thailand, ACOM will focus on starting loan business in the Republic of Indonesia as a form of banking corporation. Further, investigation and analysis are in progress in order to start businesses in other countries.

- In addition to reinforcing alliance with Mitsubishi UFJ Financial Group, Inc., ACOM will discuss positively about M&A or business/capital alliances with the companies possessing business foundation which could provide synergy effects with the businesses of ACOM group.

EXHIBIT 7

November 8, 2006

Revision of Business Forecast for the Fiscal Year Ending March 2007 and Dividend Payment

In sight of recent developments in the market and other factors, ACOM CO., LTD. hereby revises the earnings forecast and dividend payment for the FY 2007(April 1, 2006 to March 31, 2007) previously released in its announcement of financial results on April 27, 2006.

1. Revision of Earnings Forecast for FY 2007 (April 1, 2006 to March 31, 2007)

(1)Consolidated (Millions of yen, %)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	438,300	113,900	66,600
Revised Forecast (B)	425,000	96,700	(257,300)
Difference (B - A)	(13,330)	(17,200)	(323,900)
Percentage Change (%)	(3.0)	(15.1)	-
(Reference) FY2006 Annual Results	445,431	113,011	65,595

(2)Non-Consolidated (Millions of yen, %)

	Operating Income	Income Before Extraordinary Items	Net Income
Previous Forecast (A)	385,700	109,600	64,900
Revised Forecast (B)	370,000	92,600	(258,700)
Difference (B)-(A)	(15,700)	(17,000)	(323,600)
Percentage Change (%)	(4.1)	(15.5)	-
(Reference) FY2006 Annual Results	396,637	108,174	64,152

2. Revision of Dividend Payment (April 1, 2006 to March 31, 2007)

	Dividends per share (yen)		
	Interim	Year-end	Annual
Previous Forecast (April 27, 2006)	70	70	140
Revised Forecast	70	30	100
Dividend for FY 2006	70	70	140

3. Reasons for the Above Revisions

(1) Non-Consolidated Earnings Forecast

In sight of recent development on increase trend in customers' legal debts arrangement of loan business, there is a possibility of interest repayments exceeding the forecast. Based on the public statement released by The Japanese Institute of Certified Public Accountants on October 13, 2006, "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments," ACOM books 357.5 billion yen for additional allowance for loss on interest repayments to respond both interest repayments and waiver of principles due to requests of interest repayment. As a result of above factors, ACOM revises the earnings forecast downward and truly regrets to inform that year-end dividend will be reduced.

(2) Consolidated Earnings Forecast

The revision of the consolidated earnings forecast reflects that of the non-consolidated forecast. This is mainly attributable to the downward revision of ACOM's non-consolidated financial results.

The above-mentioned forecasts have been made based on the information available on the date on the press announcement. The final financial results may vary according to various factors.

EXHIBIT8

November 29, 2006

47th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 47th issuance of domestic unsecured straight bonds via book-entry transfer system for corporate bonds, as outlined below. The funds procured through this issuance will be used in extending loans receivable, repayment of debt and payment of operating expenses, etc. Registration relating to the issuance was carried out on June 27, 2005 and became effective as of July 5, 2005.

Name of issuance	ACOM CO., LTD. 47th issuance of domestic unsecured straight bonds
Total value	20 billion yen
Interest rate	1.57% annually
Individual bond value	100 million yen
Issue price	Face value 100 yen
Redemption price	Face value 100 yen
Application period	November 29, 2006
Payment date	December 7, 2006
Maturation date	December 7, 2009
Application of funds procured	Extending loans receivable, repayment of debt, and payment of operating expenses, etc.
Trustee	Nikko Citigroup Limited
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Credit ratings	Moody's Investors Service, Inc.: A2
	Japan Credit Rating Agency, Ltd.: A+
	Rating and Investment Information, Inc.: A

EXHIBIT 9

(Brief Description)

Supplemental Document to the Shelf Registration Statement

A supplement to the shelf registration statement (the "Supplement") is required to be filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") under the Securities and Exchange Law.

The Supplement was filed with the DKLFB on November 29, 2006, relating to the Unsecured Straight Bonds Forty-seven Series (with the special covenant of rating *pari passu* solely with the other specified series of bonds) issued by ACOM CO., LTD. (the "Company"), which is worth ¥20,000 million of the aggregate principal amount and was issued through a public offering under the shelf registration statement that had been filed with the DKLFB on June 27, 2005 (the "2005 Shelf Registration Statement") which had become effective as of July 5, 2005.

The 2005 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the issuance through a series of public offerings of the Unsecured Straight Bonds, including the Unsecured Straight Bonds Forty-seven Series, and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision of the shareholders of the Company is substantially contained in the Annual Report 2006, which was attached to our letter dated October 11 2006 to the Securities and Exchange Commission ("SEC") under Rule 12g3-2(b) and the news release dated November 29, 2006 ("47th Issuance of Domestic Unsecured Straight Bonds") (Exhibit 8).

EXHIBIT 10

(Brief description)

December 7, 2006

Semi-Annual Business Report ("Key Note")

The 30th Fiscal Year
from April 1, 2006
to September 30, 2006

The Semi-Annual Business Report (the "Key Note") of ACOM CO., LTD. (the "Company") is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers and/or analysts from time to time.

The Key Note for the six months from April 1, 2006 to September 30, 2006 was sent to the shareholders of the Company on December 7, 2006.

The information in the Key Note which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2007 (Exhibit 4).

EXHIBIT 11

(Brief Description)

Amendment to the Shelf Registration Statement

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated June 27, 2005 (the "2005 Shelf Registration Statement") was filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on December 8, 2006. The Amendment is intended to include the Semi-Annual Securities Report dated December 8, 2006 in the list of documents incorporated by reference into the 2005 Shelf Registration Statement and to correct the 2005 Shelf Registration Statement.

EXHIBIT 12

(Brief Description)

Written Confirmation Regarding the Appropriateness and Accuracy of the Semi-Annual Securities Report

A Written Confirmation Regarding the Appropriateness and Accuracy of the Semi-Annual Securities Report (the "Written Confirmation") is required to be filed with the Tokyo Stock Exchange, Inc. ("TSE") under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on TSE, without delay, after a company files its Semi-Annual Securities Report with the Director-General of the Kanto Local Finance Bureau (the "DKLFB"). The Written Confirmation is made public by TSE under its applicable rules and regulations.

The Written Confirmation was filed with the DKLFB on December 8, 2006 upon the filing of the Semi-Annual Securities Report (Exhibit 13) with the DKLFB on December 8, 2006.

EXHIBIT 13

(Brief description)

December 8, 2006

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1
of the Securities and Exchange Law)

The 30th Fiscal Year
from April 1, 2006
to September 30, 2006

This Semi-Annual Securities Report for the six months from April 1, 2006 to September 30, 2006 (the "Semi-Annual Securities Report") was, in accordance with Japanese laws and regulations, filed on December 8, 2006, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The Semi-Annual Securities Report is made available for public inspection at the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the business of ACOM CO., LTD. (the "Company") on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, shares, financial position and group companies, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the six months from April 1, 2006 to September 30, 2006.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2007 (Exhibit 4).

EXHIBIT14

December 15, 2006

Notification of Merger of Subsidiaries and Change of the Name of Subsidiary

ACOM CO., LTD. (hereinafter: "ACOM") announces that the merger of its consolidated subsidiaries, ACOM ESTATE CO., LTD. as the amalgamated company, JLA INCORPORATED, and ABS CO., LTD. and the change of new company's name as JLA INCORPORATED on April 1, 2007 with the approval at the Board of Directors held on December 15, 2006. Specifics of mergers are as follows:

1. Purpose of the Merger

As a part of ACOM Group's business restructuring, it is to become the professional company of construction and real estate management using management resources efficiently by the merger of three companies assuming support function in ACOM Group.

2. Essentials of the Merger

(1) Schedule of the Merger

Board of Directors for the approval of the merger:	December 15, 2006
The conclusion of merger contract:	December 21, 2006(planned)
General shareholders' meeting for the approval of the merger:	March 19, 2007(planned)
Date of the merger(Effective Date):	April 1, 2007(planned)

(2) Method of the Merger

The merger will be an acquisition in which ACOM ESTATE CO., LTD. will be the surviving company. JLA INCORPORATED and ABS CO., LTD. will be dissolved and the name of the surviving company will be changed JLA INCORPORATED.

(3) Merger Ratio

None of new stock will be issued due to this merger because both amalgamated and predecessor companies are ACOM Group's wholly owned subsidiaries.

3. Companies Profile (As of September 30, 2006)

(1)Company Name	ACOM ESTATE CO., LTD. (Amalgamated company)	JLA INCORPORATED (Predecessor company)	ABS CO., LTD. (Predecessor company)
(2)Business Outline	Real estate management business	Advertising agency, interior design and construction of service outlets	Maintenance of buildings and other properties
(3)Incorporated	March 18, 1996	May 20, 1972	October 6, 1997
(4)Head Office	10-10, Iidabashi 2-chome, Chiyoda-ku, Tokyo	11-4, Umeda 1-chome, Kita-ku, Osaka	3-8, Ueno 3-chome,Taito-ku, Tokyo
(5)Representative	President Hiroshi Hase	President Etsuo Uenishi	President Hiroshi Hase
(6)Paid-in Capital	7,540 million yen	45 million yen	30 million yen
(7)Total Assets	14,358 million yen	8,694 million yen	522 million yen
(8)Date for the Settlement Accounts	March 31	March 31	March 31
(9)Number of Employees	18	76	39
(10)Equity Owned	ACOM:100%	ACOM:100%	ACOM ESTATE: 100%

4. Financial Results of Companies for the Last Three Fiscal Year

(Millions of yen)

	ACOM ESTATE CO., LTD. (Amalgamated company)			JLA INCORPORATED (Predecessor company)			ABS CO., LTD. (Predecessor company)		
Fiscal Year	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Operating Income	1,250	1,280	1,299	14,608	21,839	22,478	1,601	1,676	1,581
Operating Profit	254	345	417	187	675	884	93	94	73
Income Before Extraordinary Items	159	248	329	253	748	959	93	97	77
Net Income	113	25	192	190	264	545	58	57	47

5. Outline of New Company

(1)Company Name:	JLA INCORPORATED (Ex: ACOM ESTATE CO., LTD.)
(2)Business Outline:	Real estate management business, interior design, construction of service outlets, and maintenance of buildings and other properties
(3)Head Office:	10-10, Iidabashi 2-chome, Chiyoda-ku, Tokyo
(4)Representative:	Etsuo Uenishi (Currently: President of JLA INCORPORATED)
(5)Paid-in Capital:	7,540 million yen
(6)Date for the Settlement Accounts:	March 31
(7)Equity owned by ACOM	100%

6. Outlook of New Company

(Millions of yen)

	FY Ending March 2008	FY Ending March 2009
Operating Income	5,254	5,033
Operating Profit	395	512
Income Before Extraordinary Items	395	512
Net Income	234	304

7. Effect on ACOM and ACOM Group's Performance

The merger's impact on ACOM's consolidated financial results is negligible because this merger is implemented among ACOM Group's wholly owned subsidiaries.

December 15, 2006

Notification of Merger of Subsidiaries and Corporate Split-up for Installment Sales Finance Business of ACOM CO., LTD.

On December 15, 2006, the Board of Directors of ACOM CO., LTD. (hereinafter ACOM) resolved the acquisition of AJAST Ltd. (hereinafter AJAST), which has been suspending its operation, by JCK CREDIT CO., LTD. (hereinafter JCK), ACOM's wholly owned subsidiaries, on February 1, 2007 as well as split-up of Installment Sales Finance Business on April 1, 2007 and succession of business. Specifics are as follows:

1. Purpose of the Merger and Corporate Split-up
ACOM consolidates Installment Sales Finance Business and JCK, specialty in Installment Sales Finance Business, to lower the business operation cost and strengthening sales promotion activities for reorganization of its group businesses.

2. Method and Schedule of Consolidation

	Method	Schedule (planned)
Merger	Surviving company: JCK Dissolving company: AJAST	Date of the merger (Effective date): February 1, 2007
Split-up	Split-up company: ACOM Succession company: JCK	Date of the split-up (Effective date) April 1, 2007

3. Outline of the Merger
(1) Schedule of Consolidation (planned)

Board of Directors meeting for approval of consolidation:	December 15, 2006 (JCK, AJAST)
Conclusion of contract for consolidation:	December 21, 2006
General Shareholders' Meeting for approval of consolidation:	December 28, 2006 (JCK, AJAST)
Date of the Merger (Effective date):	February 1, 2007

(2) Method of the Merger
Absorption by JCK, as a surviving company and AJAST will be dissolved.

(3) Merger Ratio
None of new shares will be issued due to this merger because both amalgamated and predecessor companies are ACOM's wholly owned subsidiaries.

(4) Profile of the Merger related Companies (As of September 30, 2006)

(1) Company Name	JCK CREDIT CO., LTD. (Amalgamated Company)	AJAST Ltd. (Predecessor Company)
(2) Business Outline	Installment sales finance	Insurance agency
(3) Incorporated	October 1, 1984	February 10, 1992
(4) Head Office	5-25, Nishi-Shinjuku 7-chome, Shinjuku-ku, Tokyo	15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo
(5) Representative	President: Hisanori Moronaga	President: Yutaka Kataoka
(6) Paid-in Capital	500 million yen	4 million yen
(7) Total Assets	13,680 million yen	381 million yen
(8) Date for the Settlement of Accounts	March 31	March 31
(9) Number of Employees	40	-
(10) Equity Owned	ACOM: 100%	ACOM: 100%

(5) Financial Results of the Merger related Companies for the Last Three Fiscal Year

(Millions of Yen)

	JCK CREDIT CO., LTD. (Amalgamated Company)			AJAST Ltd. (Predecessor Company)		
Fiscal Year	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Operating Income	6,868	4,427	2,348	157	112	70
Operating Profit	951	1,055	910	113	72	29
Income before Extraordinary Items	952	1,066	912	119	74	33
Net Income	539	533	648	73	39	19

4. Essentials of Corporate Split-up

(1)Schedule of Corporate Split-up (planned)

Board of Directors meeting for approval of split-up:	December 15, 2006 (ACOM) February 15, 2007 (JCK)
Conclusion of contract for split-up:	February 15, 2007
General Shareholders' Meeting for approval of split-up:	March 19, 2007 (JCK)
Date of the Merger (Effective Date):	April 1, 2007

(2) Method of Corporate Split-up

ACOM will be a split-up company and JCK will become as a succession company by a method of absorption split-up. Corporate split-up will be conducted by without approval of General Shareholders' Meeting that regulated by article 784-3 of the Company Law. (Simple reorganization)

(3) Allocation of New Shares

None of new shares will be issued due to this split-up because succession company is an ACOM's wholly owned subsidiary.

(4) Rights and Duties which a Succession Company Succeeds

*Succession Company will succeed to rights and duties such as assets, liabilities, and contractual status which are necessary to execute succession business. Split-up corporation, ACOM, will bear accumulative obligation which succession company succeeds.

*Employment contract for employees who engage in above mentioned businesses will not be succeeded, however it is under consideration that some of those employees will be transferred temporary to the succession company.

(5) Outline of Accounting Treatment

Assets and liabilities of split-up company will be booked as appropriate book value at both the succession company and split-up company due to the relationship of ACOM and succession company which is ACOM's wholly owned subsidiary.

(6) Forecast for Fulfillment of Obligation

It is concluded that there will not be any doubtfulness for certainty of executing obligation that both ACOM and succession company bear.

(7) Outline of Split-up related Companies (as of September 30, 2006)

(1) Company Name	ACOM CO., LTD. (Split-up Company)	JCK CREDIT CO., LTD. (Succession Company)
(2) Business Outline	Loan, Installment Sales Finance, and Guarantee Businesses	Installment Sales Finance Business
(3) Incorporated	October 23, 1978	October 1, 1984
(4) Head Office	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	5-25,Nishi-Shinjuku 7-chome Shinjuku-ku, Tokyo
(5) Representative	President & CEO: Shigeyoshi Kinoshita	President: Hisanori Moronaga
(6) Paid-in Capital	63,832 million yen	500 million yen
(7) Number of Stock Issued	159,628,280	1,000,000
(8) Total Net Assets	609,994 million yen	3,846 million yen
(9) Total Assets	1,906,199 million yen	13,680 million yen

(10) Date for the Settlement of Accounts	March 31	March 31
(11) Number of Employees	3,767	40
(12) Principal Business Acquaintance	-	-
(13) Equity Owned	Maruito Shokusan Co.,Ltd. 17.13% Mitsubishi UFJ Financial Group, Inc. 12.99% Hero & Co. 9.53% Maruito Co., Ltd. 7.86%	ACOM: 100%
(14) Main Bank	Mitsubishi UFJ Trust and Banking Corporation	-

(15) Relationships between two Companies	Capital	ACOM holds 100% of shares issued by Succession Company.
	Personnel	ACOM dispatches board members to Succession Company.
	Business Transaction	No items warranting special mention

(8) Financial Results of Split-up related Companies for the Last Three Years

(Millions of Yen)

	ACOM CO., LTD. (Split-up Company)			JCK CREDIT CO., LTD. (Succession Company)		
Fiscal Year	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Operating Income	411,799	402,734	396,637	6,868	4,427	2,348
Operating Profit	115,880	140,234	106,124	951	1,055	910
Income before Extraordinary Items	117,799	141,695	108,174	952	1,066	912
Net Income	65,648	83,001	64,152	539	533	648
Net Income per Share (yen)	455.36	525.54	407.52	539.90	533.63	648.64
Cash Dividends per Share (yen)	80	100	140	0	0	0
Net Assets per Share (yen)	4,834.50	5,447.18	5,874.25	2,534.12	3,067.93	3,717.67

(9) Details for Split-up Business Division

(A) Business Division

Installment Sales Finance Business in Credit Card/Installment Business Department of ACOM

(B) Operating Income of Split-up Business Division (FY ended March 31, 2006)

5,550 million yen

(C) Amount of Assets and Liabilities to be Succeeded (Outlook for March 31, 2007)

(Millions of Yen)

Assets		Liabilities	
Current Assets	30,699	Current Liabilities	3,817
Fixed Assets	239	Fixed Liabilities	22,354
Total	30,938	Total	26,171

5. The Status of ACOM after the Company Split-up

(1)There will be no change in company name, business outline, head office, representative, paid-in capital, and date for the settlement of accounts caused by company split-up.

(2) Effect on ACOM's Business Performance

Effect on consolidated business performance will be negligible because the succession company is a subsidiary of ACOM. Effect on non-consolidated business performance will be insignificant.

6. The Status of Succession Company after Consolidation

(1) Company Name: Undecided (will be announced as soon as determined)

(2) Business Outline: Installment Sales Finance business

(3) Head Office: 10-10, Iidabashi, 2-chome, Chiyoda-ku, Tokyo

(4) Representative: Hisanori Moronaga (Currently President of JCK)

(5) Paid-in Capital: 500 million yen

(6) Date for the Settlement of Accounts: March 31

(7) Equity Owned by ACOM: 100%

(8) Outlook for Business Performance:

(Millions of Yen)

	FY Ending March 2008	FY Ending March 2009
Operating Income	3,573	3,396
Operating Profit	111	221
Income before Extraordinary Items	111	221
Net Income	66	131

END